Dreyfus Variable Investment Fund

Appreciation Portfolio

Seeks long-term capital growth by
investing in common stocks

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Portfolio

Contents

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and the VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

The portfolio currently offers two classes of shares: Initial shares and Service shares. Policyowners should consult the applicable prospectus of the separate account of the participating insurance company to determine which class of portfolio shares may be purchased by the separate account.

While the portfolio's investment objectives and policies may be similar to those of other funds managed by the investment adviser or sub-investment adviser, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income. To pursue these goals, the portfolio normally invests at least 80% of its assets in common stocks. The portfolio focuses on "blue chip" companies with total market capitalizations of more than $5 billion at the time of purchase, including multinational companies. These established companies have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth.

In choosing stocks, the portfolio first identifies economic sectors it believes will expand over the next three to five years or longer. Using fundamental analysis, the portfolio then seeks companies within these sectors that have proven track records and dominant positions in their industries. The portfolio also may invest in companies which it considers undervalued in terms of earnings, assets or growth prospects.

The portfolio employs a "buy-and-hold" investment strategy, which generally has resulted in an annual portfolio turnover of below 15%.

The portfolio typically sells a stock when the portfolio manager believes there is a significant adverse change in a company's business fundamentals that may lead to a sustained impairment in earnings power.

Concepts to understand

"Blue chip" companies: established companies that are considered "known quantities." These companies often have a long record of profit growth and dividend payment and a reputation for quality management, products and services.

Multinational companies: large, established, globally managed companies that manufacture and distribute their products and services throughout the world. These companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies. They may be subject to the risks that are involved in investing in foreign securities.

"Buy-and-hold" strategy: an investment strategy characterized by a low portfolio turnover rate, which helps reduce the portfolio's trading costs and minimizes tax liability by limiting the distribution of capital gains.



MAIN RISKS

The portfolio's principal risks are discussed below. The value of a shareholder's investment in the portfolio will fluctuate, sometimes dramatically, which means shareholders could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Market sector risk.* The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Foreign investment risk.* The portfolio's performance may be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

- *Blue chip risk.* By focusing on large-capitalization, high quality stocks, the portfolio may underperform its benchmark during periods when lower-quality, smaller-capitalization companies are in favor.

What the portfolio is – and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goals, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objectives.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the performance of the portfolio's Initial shares from year to year. The table compares the average annual total returns of each of the portfolio's share classes to those of the S&P 500®, a widely recognized, unmanaged index of stock performance. Performance for the portfolio's Service shares, which commenced operations on December 31, 2000, is based on the performance of the portfolio's Initial shares prior to that date. The historical performance of the portfolio's Service shares prior to December 31, 2000 has not been adjusted to reflect the higher operating expenses of the Service shares; if these expenses had been reflected, such performance would have been lower. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.

Year-by-year total returns *as of 12/31 each year (%)*

Initial shares



25.56	28.05	30.22	11.46	-0.65	-9.31	-16.71	21.17	5.05	4.38
96	97	98	99	00	01	02	03	04	05

Best Quarter: Q4 '98 +20.77%
Worst Quarter: Q3 '02 -14.62%

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	10 Years
Initial shares	4.38%	0.07%	8.81%
Service shares	4.12%	-0.20%	8.66%
S&P 500	4.91%	0.54%	9.07%



EXPENSES

Investors using this portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previously, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

	Initial shares	Service shares
Annual portfolio operating expenses		
% of average daily net assets		
Management fees	0.75%	0.75%
Rule 12b-1 fee	none	0.25%
Other expenses	0.05%	0.05%
Total	**0.80%**	**1.05%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Initial shares	**$82**	**$255**	**$444**	**$990**
Service shares	**$107**	**$334**	**$579**	**$1,283**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the aggregate fee paid to the investment adviser and sub-investment adviser for managing the portfolio and assisting in all aspects of the portfolio's operations.

Rule 12b-1 fee: the fee paid to the portfolio's distributor for distributing Service shares, for advertising and marketing related to Service shares, and for providing account service and maintenance for holders of Service shares. The distributor may pay all or part of this fee to participating insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products. Because this fee is paid on an ongoing basis out of portfolio assets attributable to Service shares, over time it will increase the cost of an investment in Service shares and could cost investors more than paying other types of sales charges.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment advisers

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the portfolio paid Dreyfus and Fayez Sarofim & Co. (Sarofim & Co.), the portfolio's sub-investment adviser, an aggregate management fee at the annual rate of 0.75% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus and the sub-advisory agreement with Sarofim & Co. is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

The portfolio has engaged Fayez Sarofim & Co., located at Two Houston Center, Suite 2907, Houston, Texas 77010, to serve as the portfolio's sub-investment adviser. Sarofim & Co., subject to the supervision and approval of Dreyfus and the portfolio's board, provides investment advisory assistance and research and the day-to-day management of the portfolio's investments. Sarofim & Co. managed approximately $40.1 billion in assets, which includes investment advisory services for five other registered investment companies having aggregate assets of approximately $5.6 billion, as of December 31, 2005.

Fayez Sarofim, president and chairman of Sarofim & Co., has been the portfolio's primary portfolio manager since its inception in April 1993. Mr. Sarofim founded Fayez Sarofim & Co. in 1958.

The Statement of Additional Information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of portfolio shares.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates and participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus, Sarofim & Co., and Dreyfus Service Corporation have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. Each of the Dreyfus and Sarofim & Co. code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of each code is to ensure that personal trading by employees of Dreyfus or Sarofim & Co. does not disadvantage any fund managed by Dreyfus or Sarofim & Co., as the case may be.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by participating insurance companies, which are not reflected in the tables, would reduce the investment returns that are shown.

Initial shares	*Year Ended December 31,*				
	2005	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	35.56	34.42	28.79	34.98	38.91
Investment operations: Investment income − net[1]	.54	.56	.43	.36	.30
Net realized and unrealized gain (loss) on investments	1.02	1.18	5.64	(6.19)	(3.93)
Total from investment operations	1.56	1.74	6.07	(5.83)	(3.63)
Distributions: Dividends from investment income − net	(.01)	(.60)	(.44)	(.36)	(.30)
Net asset value, end of period	37.11	35.56	34.42	28.79	34.98
Total Return (%)	4.38	5.05	21.17	(16.71)	(9.31)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.80	.79	.80	.78	.78
Ratio of net investment income to average net assets	1.48	1.60	1.41	1.10	.84
Portfolio turnover rate	2.67	1.64	4.60	6.61	4.19
Net assets, end of period ($ x 1,000)	683,667	766,169	821,319	722,706	897,535

[1] *Based on average shares outstanding at each month end.*

Service shares		*Year Ended December 31,*				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		35.46	34.31	28.71	34.89	38.91
Investment operations:	Investment income – net[1]	.45	.46	.36	.29	.18
	Net realized and unrealized gain (loss) on investments	1.01	1.19	5.61	(6.17)	(3.94)
Total from investment operations		1.46	1.65	5.97	(5.88)	(3.76)
Distributions:	Dividends from investment income – net	–	(.50)	(.37)	(.30)	(.26)
Net asset value, end of period		36.92	35.46	34.31	28.71	34.89
Total Return (%)		4.12	4.80	20.83	(16.89)	(9.63)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.05	1.04	1.05	1.02	1.10
Ratio of net investment income to average net assets		1.24	1.34	1.16	.91	.53
Portfolio turnover rate		2.67	1.64	4.60	6.61	4.19
Net assets, end of period ($ x 1,000)		101,172	80,529	89,121	60,572	35,632

[1] *Based on average shares outstanding at each month end.*

Account Information



ACCOUNT POLICIES

Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the net asset value per share (NAV) of the relevant class, which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: Appreciation Portfolio/share class**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its NAV), the portfolio may value those investments at fair value as determined in accordance with the procedures approved by the portfolio's board. Fair value of investments may be determined by the portfolio's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities may trade on days when the portfolio does not calculate its NAV and thus may affect the portfolio's NAV on days when investors have no access to the portfolio.

Investments in certain foreign securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the portfolio's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the portfolio calculates its NAV. If short-term investors in the portfolio were able to take advantage of these arbitrage opportunities, they could dilute the NAV of portfolio shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the portfolio's NAV by short-term traders. While the portfolio has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see below for further information about the portfolio's frequent trading policy.

The portfolio is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm portfolio performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the portfolio's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the portfolio or its operations. Dreyfus and the portfolio will not enter into arrangements with any person or group to permit frequent trading.

The portfolio reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum or maximum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect portfolio operations (for example, if it exceeds 1% of the portfolio's assets)
- refuse any purchase or exchange request, including those from any participating insurance company, individual or group who, in Dreyfus' view, is likely to engage in frequent trading

Transactions in portfolio shares are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners. Dreyfus' ability to monitor the trading activity of these policyowners is limited because their individual transactions in portfolio shares are not disclosed to the portfolio. Accordingly, Dreyfus relies to a significant degree on the participating insurance company to detect and deter frequent trading. The agreement with the participating insurance company includes obligations to comply with all applicable federal and state laws. All participating insurance companies have been sent written reminders of their obligations under the agreements, specifically highlighting rules relating to trading portfolio shares. Further, all participating insurance companies have been requested in writing to notify Dreyfus immediately if, for any reason, they cannot meet their commitment to make portfolio shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Dreyfus supplements the surveillance processes in place at participating insurance companies by monitoring total purchases and redemptions of portfolio shares on a periodic basis. If Dreyfus identifies patterns that may be indicative of frequent trading of large amounts, Dreyfus contacts the participating insurance company for assistance in disaggregating selected omnibus trades into their component parts. When this process identifies multiple roundtrips (i.e., an investment that is substantially liquidated within 60 days), Dreyfus instructs the participating insurance company to temporarily or permanently bar such policyowner's future purchases of portfolio shares if Dreyfus concludes the policyowner is likely to engage in frequent trading. Dreyfus also may instruct the participating insurance company to apply these restrictions across all accounts under common ownership, control or perceived affiliation. In all instances, Dreyfus seeks to make these determinations to the best of its abilities in a manner that it believes is consistent with shareholder interests.

In addition to applying restrictions on future purchases or exchanges, Dreyfus or the participating insurance company may cancel or reverse the purchase or exchange on the business day following the transaction if the participating insurance company's surveillance system identifies the account as one that is likely to engage in frequent trading. Dreyfus may also instruct the participating insurance company to cancel or reverse the purchase or exchange on the following business day if the trade represents a significant amount of the portfolio's assets and Dreyfus has concluded that the account is likely to engage in frequent trading.

To the extent that the portfolio significantly invests in foreign securities traded on markets that close before the portfolio calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the portfolio calculates its NAV. As a result, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these foreign securities at the time the portfolio calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of portfolio shares held by other policyowners. The portfolio has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

Although the portfolio's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

NOTES

For More Information

Dreyfus Variable Investment Fund
Appreciation Portfolio

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and portfolio strategies that significantly affected the portfolio's performance during the last fiscal year. The portfolio's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0112P0506

Dreyfus Variable Investment Fund

Balanced Portfolio

Seeks high total return through a combination of capital appreciation and current income

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Portfolio

Contents

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and the VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

The portfolio currently offers two classes of shares: Initial shares and Service shares. Policyowners should consult the applicable prospectus of the separate account of the participating insurance company to determine which class of portfolio shares may be purchased by the separate account.

While the portfolio's investment objective and policies may be similar to those of other funds managed by the investment adviser or sub-investment adviser, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks high total return through a combination of capital appreciation and current income. To pursue this goal, the portfolio invests in a diversified mix of stocks and fixed-income securities. The portfolio selects securities that, in the portfolio managers' judgment, will result in the highest total return consistent with preservation of principal. The portfolio will vary the mix of stocks and bonds from time to time, but normally the portfolio will allocate more than 50% of its assets to stocks and the remainder to bonds and other fixed-income securities. In allocating portfolio assets between stocks and bonds, the portfolio managers assess the relative return and risk of each asset class, analyzing several factors, including general economic conditions, anticipated future changes in interest rates and the outlook for stocks generally.

In choosing stocks for the portfolio to invest in, the portfolio managers look for companies that possess most of the following characteristics:

- leading market positions
- high barriers to market entry and other competitive or technological advantages
- high returns on equity and assets
- good growth prospects
- strong management
- relatively low debt burdens

In seeking to achieve a better risk-adjusted return on the portfolio's stock investments, the portfolio managers create a broadly diversified core equity portfolio for the portfolio that includes a blend of large company stocks, small company stocks, growth stocks and value stocks. The portfolio managers believe that holding a diverse group of stocks can provide competitive returns under different market environments. A flexible approach to equity investing should enable the portfolio to adapt to changing market trends and conditions and to invest wherever the portfolio managers believe opportunity exists.

The portfolio normally invests at least 25% of its assets in fixed-income securities. The fixed-income securities in which the portfolio may invest include corporate bonds and other debt instruments, mortgage-related securities, asset-backed securities, debt securities issued or guaranteed by the U.S. government (including its agencies and instrumentalities), convertible debt securities and preferred stock that is convertible into common stock. The portfolio generally invests in investment grade fixed-income securities, although it may invest up to 5% of its total assets in securities rated below investment grade. The corporate debt securities in which the portfolio invests generally will be issued by established companies. The dollar-weighted average portfolio maturity of the fixed-income securities held by the portfolio normally will not exceed 10 years.

Concepts to understand

Investment grade fixed-income securities: independent rating organizations analyze and evaluate a bond issuer's credit history and ability to repay debts. Based on their assessment, rating organizations assign letter grades that reflect the issuer's creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for defaulted debt. Bonds rated BBB or Baa and above are considered investment grade.

Dollar-weighted average maturity: an average of the stated maturities of the bonds held by the portfolio, based on their dollar-weighted proportions in the portfolio.



MAIN RISKS

The stock and bond markets can perform differently from each other at any given time (as well as over the long term), so the portfolio will be affected by its asset allocation. If the portfolio favors an asset class during a period when that class underperforms, performance may be hurt. The portfolio's principal risks are discussed below. The value of a shareholder's investment in the portfolio will fluctuate, sometimes dramatically, which means shareholders could lose money.

- *Market risk*. The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk*. The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Market sector risk*. The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

The portfolio's investments in stocks and other equity securities are subject to the following principal risks:

- *Growth and value stock risk*. By investing in a mix of growth and value companies, the portfolio assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth companies typically lack the dividend yield that may cushion stock prices in market downturns. Value companies involve the risk that they may never reach what the manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

- *Smaller company risk*. The portfolio may invest (typically less than one-third of its total assets) in stocks of smaller companies whose market capitalizations are less than $1 billion. Small companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the portfolio's ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the portfolio's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

The portfolio's investments in bonds and other fixed-income securities are subject to the following principal risks:

- *Interest rate risk*. Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the portfolio's share price. The longer the effective maturity and duration of the bond portion of the portfolio, the more the portfolio's share price is likely to react to interest rates.

- *Call risk*. Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the portfolio might have to reinvest the proceeds in an investment offering a lower yield. During periods of market illiquidity or rising interest rates, prices of the portfolio's "callable" issues are subject to increased price fluctuation.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the portfolio's share price. Although the portfolio's bond investments are primarily in investment grade bonds, it may invest to a limited extent (up to 5% of its total assets) in high yield ("junk") bonds which involve greater credit risk, including the risk of default, than investment grade bonds and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the portfolio's share price may fall dramatically.

What the portfolio is – and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the portfolio's potential price gain in response to falling interest rates, reduce the portfolio's yield, or cause the portfolio's share price to fall. When interest rates rise, the effective duration of the portfolio's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the portfolio's sensitivity to rising rates and its potential for price declines.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs. The portfolio's forward roll transactions will increase its portfolio turnover rate.

The portfolio may lend its securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.

The portfolio may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio's performance depends on a variety of factors, including the number of IPOs the portfolio invests in relative to the size of the portfolio and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the performance of the portfolio's Initial shares from year to year. The table compares the average annual total returns of each of the portfolio's share classes to those of the S&P 500® Index, a widely recognized unmanaged index of stock performance, the Lehman Brothers Intermediate Government/Credit Bond Index (Lehman Intermediate Bond Index), an index of all investment grade bonds with maturities of more than one year and less than ten years and an unmanaged hybrid index, 60% of which is the S&P 500 and 40% of which is the Lehman Intermediate Bond Index. Performance for the portfolio's Service shares, which commenced operations on December 31, 2000, is based on the performance of the portfolio's Initial shares prior to that date. The historical performance of the portfolio's Service shares prior to December 31, 2000 has not been adjusted to reflect the higher operating expenses of the Service shares; if these expenses had been reflected, such performance would have been lower. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Effective December 10, 2004, the portfolio changed its investment objective to its current objective, and The Dreyfus Corporation engaged Wisconsin Capital Management, Inc. to serve as the portfolio's sub-investment adviser and provide day-to-day management of the portfolio's investments. Historical performance before such date does not reflect these changes.

Year-by-year total returns* *as of 12/31 each year (%)*

Initial shares



| Best Quarter: | Q4 '98 | +14.14% |
| Worst Quarter: | Q3 '01 | -10.70% |

Average annual total returns* *as of 12/31/05*

	1 Year	5 Years	Since inception of portfolio (5/1/97)
Initial shares	-1.21%	-1.08%	4.30%
Service shares	-1.30%	-1.21%	4.22%
S&P 500 Index	4.91%	0.54%	6.89%**
Lehman Intermediate Bond Index	1.58%	5.50%	6.11%**
Hybrid Index	3.58%	3.03%	7.07%

* *Wisconsin Capital Management, LLC became the portfolio's sub-investment adviser effective December 10, 2004.*

** *For comparative purposes, the value of each index on 4/30/97 is used as the beginning value on 5/1/97.*

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.



EXPENSES

Investors using this portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previously, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

	Initial shares	Service shares
Annual portfolio operating expenses		
% of average daily net assets		
Management fees	0.75%	0.75%
Rule 12b-1 fee	none	0.25%
Other expenses	0.16%	0.16%
Total annual portfolio operating expenses	**0.91%**	**1.16%**
Fee waiver and/or expense reimbursement	(0.01%)	(0.16%)
Net operating expenses*	**0.90%**	**1.00%**

* *The Dreyfus Corporation has undertaken, until December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowing) exceed 1.00%.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Initial shares	**$92**	**$289**	**$503**	**$1,119**
Service shares	**$102**	**$353**	**$623**	**$1,395**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The one-year example and the first year of the three-, five- and ten-years examples for Service shares are based on net operating expenses, which reflect the expense waiver/reimbursement by Dreyfus. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of the portfolio's operations.

Rule 12b-1 fee: the fee paid to the portfolio's distributor for distributing Service shares, for advertising and marketing related to Service shares, and for providing account service and maintenance for holders of Service shares. The distributor may pay all or part of this fee to participating insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products. Because this fee is paid on an ongoing basis out of portfolio assets attributable to Service shares, over time it will increase the cost of an investment in Service shares and could cost investors more than paying other types of sales charges.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment advisers

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the portfolio paid Dreyfus a management fee at the annual rate of 0.74% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In December 2004, Dreyfus engaged Wisconsin Capital Management, LLC (Wisconsin Capital), formerly known as Thompson, Plumb & Associates, Inc., located at 1200 John Q. Hammons Drive, Madison, Wisconsin 53717, to serve as the portfolio's sub-investment adviser. Since 1984, Wisconsin Capital has provided investment advice to individuals and institutional clients with substantial investment portfolios. As of December 31, 2005, Wisconsin Capital had approximately $1.7 billion in assets under management. Wisconsin Capital, subject to Dreyfus' supervision and approval, provides investment advisory assistance and research and the day-to-day management of the portfolio's investments.

Thomas G. Plumb serves as primary portfolio manager for the portfolio. He has been the portfolio's primary portfolio manager since December 2004. Since the end of December 2003, Mr. Plumb has been president and sole owner of Wisconsin Capital; prior thereto, he had been vice president of Wisconsin Capital since co-founding it in June 1984. David B. Duchow and Timothy R. O'Brien serve as associate portfolio managers for the portfolio; Clint A. Oppermann also serves as an associate portfolio manager of the portfolio. Messrs. Duchow and O'Brien have each been a portfolio manager and investment analyst for Wisconsin Capital since 1992 and 1997, respectively. Mr. Oppermann has been vice president and director of research of Wisconsin Capital since November 2001. Since August 1999, Mr. Oppermann has been a portfolio manager for Wisconsin Capital.

The Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of portfolio shares.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates including participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus, Wisconsin Capital and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. Each of the Dreyfus and Wisconsin Capital code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the respective code's pre-clearance and disclosure procedures. The primary purpose of the respective code is to ensure that personal trading by employees of Dreyfus or Wisconsin Capital does not disadvantage any fund managed by Dreyfus or Wisconsin Capital, as the case may be.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by participating insurance companies, which are not reflected in the tables, would reduce the investment returns that are shown.

		Year Ended December 31,				
Initial shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		13.31	12.87	11.09	13.34	15.00
Investment operations:	Investment income – net[1]	.19	.22	.15	.19	.27
	Net realized and unrealized gain (loss) on investments	(.35)	.50	1.84	(2.25)	(1.65)
Total from investment operations		(.16)	.72	1.99	(2.06)	(1.38)
Distributions:	Dividends from investment income – net	(.23)	(.28)	(.21)	(.19)	(.28)
	Dividends from net realized gain on investments	–	–	–	–	–
Total distributions		(.23)	(.28)	(.21)	(.19)	(.28)
Net asset value, end of period		12.92	13.31	12.87	11.09	13.34
Total Return (%)		(1.21)	5.64	18.14	(15.48)	(9.12)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.91	.88	.89	.85	.85
Ratio of net expenses to average net assets		.90	.88	.89	.85	.85
Ratio of net investment income to average net assets		1.45	1.73	1.26	1.58	1.92
Portfolio turnover rate		41.89	281.51[2]	363.02[2]	388.26	128.44
Net assets, end of period ($ x 1,000)		49,094	61,038	67,239	64,865	96,290

[1] *Based on average shares outstanding at each month end.*

[2] *The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003 were 266.40% and 305.71%, respectively.*

Service shares			Year Ended December 31,			
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		13.33	12.87	11.08	13.33	15.00
Investment operations:	Investment income − net[1]	.17	.21	.14	.17	.22
	Net realized and unrealized gain (loss) on investments	(.34)	.50	1.84	(2.24)	(1.63)
Total from investment operations		(.17)	.71	1.98	(2.07)	(1.41)
Distributions:	Dividends from investment income − net	(.22)	(.25)	(.19)	(.18)	(.26)
Net asset value, end of period		12.94	13.33	12.87	11.08	13.33
Total Return (%)		(1.30)	5.57	18.02	(15.63)	(9.31)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.16	1.13	1.14	1.09	1.16
Ratio of net expenses to average net assets		1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets		1.35	1.62	1.15	1.45	1.66
Portfolio turnover rate		41.89	281.51[2]	363.02[2]	388.26	128.44
Net assets, end of period ($ x 1,000)		18,141	21,912	23,313	22,040	15,396

[1] *Based on average shares outstanding at each month end.*

[2] *The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003 were 266.40% and 305.71%, respectively.*

Account Information



ACCOUNT POLICIES

Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the net asset value per share (NAV) of the relevant class, which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: Balanced Portfolio/ share class**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio's equity investments are valued on the basis of market quotations or official closing prices. The portfolio's fixed-income investments generally are valued by one or more independent pricing services approved by the board of trustees or on the basis of market quotations. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations, official closing prices or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its NAV), the portfolio may value those investments at fair value as determined in accordance with the procedures approved by the portfolio's board. Fair value of investments may be determined by the portfolio's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities may trade on days when the portfolio does not calculate its NAV and thus may affect the portfolio's NAV on days when investors have no access to the portfolio.

Investments in certain foreign, high yield and small-capitalization equity securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the portfolio's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the portfolio calculates its NAV. If short-term investors in the portfolio were able to take advantage of these arbitrage opportunities, they could dilute the NAV of portfolio shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the portfolio's NAV by short-term traders. While the portfolio has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see below for further information about the portfolio's frequent trading policy.

The portfolio is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm portfolio performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the portfolio's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the portfolio or its operations. Dreyfus and the portfolio will not enter into arrangements with any person or group to permit frequent trading.

The portfolio reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect portfolio operations (for example, if it exceeds 1% of the portfolio's assets)

- refuse any purchase or exchange request, including those from any participating insurance company, individual or group who, in Dreyfus' view, is likely to engage in frequent trading

Transactions in portfolio shares are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners. Dreyfus' ability to monitor the trading activity of these policyowners is limited because their individual transactions in portfolio shares are not disclosed to the portfolio. Accordingly, Dreyfus relies to a significant degree on the participating insurance company to detect and deter frequent trading. The agreement with the participating insurance company includes obligations to comply with all applicable federal and state laws. All participating insurance companies have been sent written reminders of their obligations under the agreements, specifically highlighting rules relating to trading portfolio shares. Further, all participating insurance companies have been requested in writing to notify Dreyfus immediately if, for any reason, they cannot meet their commitment to make portfolio shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Dreyfus supplements the surveillance processes in place at participating insurance companies by monitoring total purchases and redemptions of portfolio shares on a periodic basis. If Dreyfus identifies patterns that may be indicative of frequent trading of large amounts, Dreyfus contacts the participating insurance company for assistance in disaggregating selected omnibus trades into their component parts. When this process identifies multiple roundtrips (i.e., an investment that is substantially liquidated within 60 days), Dreyfus instructs the participating insurance company to temporarily or permanently bar such policyowner's future purchases of portfolio shares if Dreyfus concludes the policyowner is likely to engage in frequent trading. Dreyfus also may instruct the participating insurance company to apply these restrictions across all accounts under common ownership, control or perceived affiliation. In all instances, Dreyfus seeks to make these determinations to the best of its abilities in a manner that it believes is consistent with shareholder interests.

In addition to applying restrictions on future purchases or exchanges, Dreyfus or the participating insurance company may cancel or reverse the purchase or exchange on the business day following the transaction if the participating insurance company's surveillance system identifies the account as one that is likely to engage in frequent trading. Dreyfus may also instruct the participating insurance company to cancel or reverse the purchase or exchange on the following business day if the trade represents a significant amount of the portfolio's assets and Dreyfus has concluded that the account is likely to engage in frequent trading.

To the extent that the portfolio significantly invests in foreign securities traded on markets that close before the portfolio calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the portfolio calculates its NAV. As a result, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these foreign securities at the time the portfolio calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of portfolio shares held by other policyowners. The portfolio has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the portfolio significantly invests in small-capitalization equity securities, high yield securities and thinly traded small-capitalization equity securities, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the portfolio to a greater degree than funds that invest in highly liquid securities, in part because the portfolio may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of portfolio shares held by other policyowners.

Although the portfolio's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends quarterly and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

For More Information

**Dreyfus Variable Investment Fund
Balanced Portfolio**

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and portfolio strategies that significantly affected the portfolio's performance during the last fiscal year. The portfolio's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0154P0506

Dreyfus Variable Investment Fund

Developing Leaders Portfolio

Seeks capital growth by investing
in stocks of small-cap companies

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Portfolio

Contents

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

The portfolio currently offers two classes of shares: Initial shares and Service shares. Policyowners should consult the applicable prospectus of the separate account of the participating insurance company to determine which class of portfolio shares may be purchased by the separate account.

While the portfolio's investment objective and policies may be similar to those of other funds managed by the investment adviser, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks capital growth. To pursue this goal, the portfolio normally invests at least 80% of its assets in the stocks of companies Dreyfus believes to be developing leaders: companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. Based on current market conditions, the portfolio primarily invests in small companies with market capitalizations of less than $2 billion at the time of purchase. Because the portfolio may continue to hold a security whose market capitalization grows, a substantial portion of the portfolio's holdings can have market capitalizations in excess of $2 billion at any given time. The portfolio's investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

The portfolio managers will select stocks through a "bottom-up" approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by a proprietary quantitative model which measures more than 40 stock characteristics to identify and rank stocks based on:

- **fundamental momentum,** measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises
- **relative value,** such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe
- **future value,** such as discounted present value measures
- **long-term growth,** measures that reflect the changes in estimated long-term earnings growth over multiple horizons
- **additional factors,** such as technical factors, trading by company insiders or share issuance/buy-back data

Next, through a "bottom-up" approach, the portfolio managers will focus on stock selection as opposed to making proactive decisions about industry or sector exposure. The portfolio managers will attempt to construct a portfolio that has exposure to industries and market capitalizations that is generally similar to the portfolio's benchmark. Finally, within each sector, the portfolio managers will seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

The portfolio may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.

Concepts to understand

Small companies: new, often entrepreneurial companies. Small companies can, if successful, grow faster than large-cap companies and typically use profits for expansion rather than for paying dividends. Their share prices are more volatile than those of larger companies. Small companies fail more often.

Growth companies: companies whose revenues and/or earnings are expected to grow faster than the overall market. Often, growth stocks pay little or no dividends, have relatively high price-to-earnings, price-to-book and price-to-sales ratios, and tend to be more volatile than value stocks.

Value companies: companies that appear underpriced according to certain financial measurements of their intrinsic worth or business prospects (such as price-to-earnings or price-to-book ratios). Because a stock can remain undervalued for years, value investors often look for factors that could trigger a rise in price.



MAIN RISKS

The portfolio's principal risks are discussed below. The value of a shareholder's investment in the portfolio will fluctuate, sometimes dramatically, which means shareholders could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Small company risk.* Small companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the portfolio's ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the portfolio's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Growth and value stock risk.* By investing in a mix of growth and value companies, the portfolio assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth companies typically lack the dividend yield that may cushion stock prices in market downturns. Value companies involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the portfolio manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

- *Short sale risk.* The portfolio may make short sales, which involves selling a security it does not own in anticipation that the security's price will decline. Short sales expose the portfolio to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the portfolio.

- *IPO risk.* The portfolio may purchase securities of companies in initial purchase offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio's performance depends on a variety of factors, including the number of IPOs the portfolio invests in relative to the size of the portfolio and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

What the portfolio is – and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the performance of the portfolio's Initial shares from year to year. The table compares the average annual total returns of each of the portfolio's share classes to those of the Russell 2000 Index, a widely recognized, unmanaged index of smaller-capitalization common stocks. Performance for the portfolio's Service shares, which commenced operations on December 31, 2000, is based on the performance of the portfolio's Initial shares prior to that date. The historical performance of the portfolio's Service shares prior to December 31, 2000 has not been adjusted to reflect the higher operating expenses of the Service shares; if these expenses had been reflected, such performance would have been lower. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.

Year-by-year total returns *as of 12/31 each year (%)*

Initial shares



Best Quarter:	Q4 '99	+20.42%
Worst Quarter:	Q3 '98	-23.45%

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	10 Years
Initial shares	5.80%	3.33%	8.01%
Service shares	5.56%	3.05%	7.86%
Russell 2000 Index	4.55%	8.22%	9.26%



EXPENSES

Investors using this portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previously, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

	Initial shares	Service shares
Annual portfolio operating expenses		
% of average daily net assets		
Management fees	0.75%	0.75%
Rule 12b-1 fee	none	0.25%
Other expenses	0.06%	0.06%
Total	**0.81%**	**1.06%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Initial shares	**$83**	**$259**	**$450**	**$1,002**
Service shares	**$108**	**$337**	**$585**	**$1,294**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of the portfolio's operations.

Rule 12b-1 fee: the fee paid to the portfolio's distributor for distributing Service shares, for advertising and marketing related to Service shares, and for providing account service and maintenance for holders of Service shares. The distributor may pay all or part of this fee to participating insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products. Because this fee is paid on an ongoing basis out of portfolio assets attributable to Service shares, over time it will increase the cost of an investment in Service shares and could cost investors more than paying other types of sales charges.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment adviser

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the portfolio paid Dreyfus a management fee at the annual rate of 0.75% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Investment decisions for the portfolio are made by a committee of portfolio managers that comprise the smallcap team of Franklin Portfolio Associates, an affiliate of Dreyfus. The committee members are John S. Cone, Oliver Buckley, Langton C. Garvin and Kristin Crawford, each of whom also is an employee of Dreyfus and manage the portfolio in that capacity. The committee has been primarily responsible for the day-to-day management of the portfolio's investments since June 2005. There are no limitations on the role of a committee member with respect to making investment decision for the portfolio.

Mr. Cone is chief executive officer and president of Franklin Portfolio Associates, where he has been employed since its inception in 1982, and has been a portfolio manager there since 1982. Mr. Buckley is chief investment officer and executive vice president of Franklin Portfolio Associates, which he joined in 2000, and has been a portfolio manager there since 2000. Mr. Garvin is a senior vice president of Franklin Portfolio Associates, which he joined in 2004, and has been a portfolio manager there since 2004; prior thereto, he was a portfolio manager with Batterymarch Financial Management from 2001 to 2004. Ms. Crawford is a vice president of Franklin Portfolio Associates, which she joined in 2000, where she was a research analyst from 2000 to 2003 and has been a portfolio manager since 2003. Franklin Portfolio Associates is an independently managed, wholly owned subsidiary of Mellon Financial Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc.

The Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of portfolio shares.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates and participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audit-

ed by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by participating insurance companies, which are not reflected in the tables, would reduce the investment returns that are shown.

			Year Ended December 31,			
Initial shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		41.55	37.39	28.40	35.13	40.30
Investment operations:	Investment income – net[1]	.18	.08	.01	.01	.11
	Net realized and unrealized gain (loss) on investments	2.23	4.16	8.99	(6.73)	(2.63)
Total from investment operations		2.41	4.24	9.00	(6.72)	(2.52)
Distributions:	Dividends from investment income – net	–	(.08)	(.01)	(.01)	(.17)
	Dividends from net realized gain on investments	–	–	–	–	(1.38)
	Dividends in excess of net realized gain on investments	–	–	–	–	(1.10)
Total distributions		–	(.08)	(.01)	(.01)	(2.65)
Net asset value, end of period		43.96	41.55	37.39	28.40	35.13
Total Return (%)		5.80	11.34	31.69	(19.12)	(6.12)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.81	.79	.82	.81	.79
Ratio of net expenses to average net assets		.81	.79	.82	.81	.79
Ratio of net investment income to average net assets		.43	.20	.03	.02	.29
Portfolio turnover rate		67.11	56.06	69.34	52.41	84.45
Net assets, end of period ($ x 1,000)		744,621	788,943	744,866	577,468	687,283

[1] *Based on average shares outstanding at each month end.*

Service shares		*Year Ended December 31,*				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		41.22	37.12	28.26	35.02	40.30
Investment operations:	Investment income (loss) − net[1]	.07	(.02)	(.07)	(.03)	(.01)
	Net realized and unrealized gain (loss) on investments	2.22	4.12	8.93	(6.72)	(2.67)
Total from investment operations		2.29	4.10	8.86	(6.75)	(2.68)
Distributions:	Dividends from investment income − net	−	−	−	(.01)	(.12)
	Dividends from net realized gain on investments	−	−	−	−	(1.38)
	Dividends in excess of net realized gain on investments	−	−	−	−	(1.10)
Total distributions		−	−	−	(.01)	(2.60)
Net asset value, end of period		43.51	41.22	37.12	28.26	35.02
Total Return (%)		5.56	11.05	31.35	(19.31)	(6.47)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.06	1.04	1.07	1.05	1.11
Ratio of net expenses to average net assets		1.06	1.04	1.07	1.05	1.11
Ratio of net investment income (loss) to average net assets		.18	(.04)	(.22)	(.11)	(.02)
Portfolio turnover rate		67.11	56.06	69.34	52.41	84.45
Net assets, end of period ($ x 1,000)		22,759	22,061	17,523	10,896	5,796

[1] *Based on average shares outstanding at each month end.*

Account Information



ACCOUNT POLICIES

Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the net asset value per share (NAV) of the relevant class, which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: Developing Leaders Portfolio/ share class**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its NAV), the portfolio may value those investments at fair value as determined in accordance with the procedures approved by the portfolio's board. Fair value of investments may be determined by the portfolio's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the portfolio may trade on days when the portfolio does not calculate its NAV and thus may affect the portfolio's NAV on days when investors have no access to the portfolio.

Investments in foreign and small-capitalization equity securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the portfolio's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the portfolio calculates its NAV. If short-term investors in the portfolio were able to take advantage of these arbitrage opportunities, they could dilute the NAV of portfolio shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the portfolio's NAV by short-term traders. While the portfolio has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see below for further information about the portfolio's frequent trading policy.

The portfolio is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm portfolio performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the portfolio's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the portfolio or its operations. Dreyfus and the portfolio will not enter into arrangements with any person or group to permit frequent trading.

The portfolio reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect portfolio operations (for example, if it exceeds 1% of the portfolio's assets)

- refuse any purchase or exchange request, including those from any participating insurance company, individual or group who, in Dreyfus' view, is likely to engage in frequent trading

Transactions in portfolio shares are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners. Dreyfus' ability to monitor the trading activity of these policyowners is limited because their individual transactions in portfolio shares are not disclosed to the portfolio. Accordingly, Dreyfus relies to a significant degree on the participating insurance company to detect and deter frequent trading. The agreement with the participating insurance company includes obligations to comply with all applicable federal and state laws. All participating insurance companies have been sent written reminders of their obligations under the agreements, specifically highlighting rules relating to trading portfolio shares. Further, all participating insurance companies have been requested in writing to notify Dreyfus immediately if, for any reason, they cannot meet their commitment to make portfolio shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Dreyfus supplements the surveillance processes in place at participating insurance companies by monitoring total purchases and redemptions of portfolio shares on a periodic basis. If Dreyfus identifies patterns that may be indicative of frequent trading of large amounts, Dreyfus contacts the participating insurance company for assistance in disaggregating selected omnibus trades into their component parts. When this process identifies multiple roundtrips (i.e., an investment that is substantially liquidated within 60 days), Dreyfus instructs the participating insurance company to temporarily or permanently bar such policyowner's future purchases of portfolio shares if Dreyfus concludes the policyowner is likely to engage in frequent trading. Dreyfus also may instruct the participating insurance company to apply these restrictions across all accounts under common ownership, control or perceived affiliation. In all instances, Dreyfus seeks to make these determinations to the best of its abilities in a manner that it believes is consistent with shareholder interests.

In addition to applying restrictions on future purchases or exchanges, Dreyfus or the participating insurance company may cancel or reverse the purchase or exchange on the business day following the transaction if the participating insurance company's surveillance system identifies the account as one that is likely to engage in frequent trading. Dreyfus may also instruct the participating insurance company to cancel or reverse the purchase or exchange on the following business day if the trade represents a significant amount of the portfolio's assets and Dreyfus has concluded that the account is likely to engage in frequent trading. Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

To the extent that the portfolio significantly invests in foreign securities traded on markets that close before the portfolio calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the portfolio calculates its NAV. As a result, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these foreign securities at the time the portfolio calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of portfolio shares held by other policyowners. The portfolio has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the portfolio significantly invests in thinly traded small-capitalization equity securities, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the portfolio to a greater degree than funds that invest in highly liquid securities, in part because the portfolio may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of portfolio shares held by other policyowners.

Although the portfolio's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

For More Information

**Dreyfus Variable Investment Fund
Developing Leaders Portfolio**

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and portfolio strategies that significantly affected the portfolio's performance during the last fiscal year. The portfolio's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0121P0506

Dreyfus Variable Investment Fund

Disciplined Stock Portfolio

Seeks to exceed the total return performance of the S&P 500® by investing in growth and value stocks

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Dreyfus Variable Investment Fund
Disciplined Stock Portfolio

The Portfolio

Contents

The Portfolio

Account Information

For More Information

See back cover.

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and the VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

The portfolio currently offers two classes of shares: Initial shares and Service shares. Policyowners should consult the applicable prospectus of the separate account of the participating insurance company to determine which class of portfolio shares may be purchased by the separate account.

While the portfolio's investment objective and policies may be similar to those of other funds managed by the investment adviser, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks investment returns (consisting of capital appreciation and income) that are consistently superior to the Standard & Poor's 500 Composite Stock Price Index (S&P 500). To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks. The portfolio focuses on stocks of large-cap companies. The portfolio invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The portfolio's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the S&P 500®.

In selecting securities, Dreyfus uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value**, or how a stock is priced relative to its perceived intrinsic worth
- **growth**, in this case the sustainability or growth of earnings
- **financial profile**, which measures the financial health of the company

Next, based on fundamental analysis, Dreyfus generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research, and company management.

Finally, Dreyfus manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The portfolio is structured so that its sector weightings and risk characteristics, such as growth, size and yield, are generally similar to those of the S&P 500.

The portfolio may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy.

Concepts to understand

Large-cap companies: generally, established companies that are considered "known quantities." Large companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies.

Computer model: a proprietary model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. Dreyfus reviews each of the screens on a regular basis, and maintains the flexibility to adapt the screening criteria to changes in market conditions.

S&P 500®: a widely recognized, unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy. The S&P 500 is often considered a proxy for the stock market in general.



MAIN RISKS

The portfolio's principal risks are discussed below. The value of a shareholder's investment in the portfolio will fluctuate, sometimes dramatically, which means the shareholder could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Growth and value company risk.* By investing in a mix of growth and value companies, the portfolio assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth companies typically lack the dividend yield that can cushion stock prices in market downturns. Value companies involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the portfolio manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

- *Market sector risk.* The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors. Because the portfolio holds fewer securities than the S&P 500 and has the ability to purchase companies not listed in the index, the portfolio can underperform the index.

- *Derivatives risk.* The portfolio may use derivative instruments, such as options, futures and options on futures (including those relating to stocks and indexes). A small investment in derivatives could have a potentially large impact on the portfolio's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the portfolio will not correlate with the underlying instruments or the portfolio's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.

The portfolio may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio's performance depends on a variety of factors, including the number of IPOs the portfolio invests in relative to the size of the portfolio and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

What the portfolio is – and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the performance of the portfolio's Initial shares from year to year. The table compares the average annual total returns of each of the portfolio's share classes to those of the S&P 500®, a widely recognized, unmanaged index of stock performance. Performance for the portfolio's Service shares, which commenced operations on December 31, 2000, is based on the performance of the portfolio's Initial shares prior to that date. The historical performance of the portfolio's Service shares prior to December 31, 2000 has not been adjusted to reflect the higher operating expenses of the Service shares; if these expenses had been reflected, such performance would have been lower. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.

Year-by-year total returns *as of 12/31 each year (%)*

Initial shares



| 96 | 97 | 98 | 99 | 00 | 01 | 02 | 03 | 04 | 05 |

| **Best Quarter:** | **Q4 '98** | **+22.71%** |
| **Worst Quarter:** | **Q3 '02** | **-15.86%** |

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	Since inception of portfolio (5/1/96)
Initial shares	**6.26%**	**-1.01%**	**7.57%**
Service shares	**6.22%**	**-1.17%**	**7.49%**
S&P 500	**4.91%**	**0.54%**	**8.65%***

* For comparative purposes, the value of the index on 4/30/96 is used as the beginning value on 5/1/96.



EXPENSES

Investors using this portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previously, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

	Initial shares	Service shares
Annual portfolio operating expenses		
% of average daily net assets		
Management fees	0.75%	0.75%
Rule 12b-1 fee	none	0.25%
Other expenses	0.15%	0.15%
Total annual portfolio operating expenses	**0.90%**	**1.15%**
Fee waiver and/or expense reimbursement	–	(0.15%)
Net operating expenses*	**0.90%**	**1.00%**

* The Dreyfus Corporation has undertaken, until December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) exceed 1.00%.

Expense example

	1 Year	3 Years	5 Years	10 Years
Initial shares	**$92**	**$287**	**$498**	**$1,108**
Service shares	**$102**	**$350**	**$618**	**$1,384**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The one-year example and the first year of the three-, five- and ten-years examples for Service shares are based on net operating expenses, which reflect the expense waiver/reimbursement by Dreyfus. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of the portfolio's operations.

Rule 12b-1 fee: the fee paid to the portfolio's distributor for distributing Service shares, for advertising and marketing related to Service shares, and for providing account service and maintenance for holders of Service shares. The distributor may pay all or part of this fee to participating insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products. Because this fee is paid on an ongoing basis out of portfolio assets attributable to Service shares, over time it will increase the cost of an investment in Service shares and could cost investors more than paying other types of sales charges.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment adviser

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the portfolio paid Dreyfus a management fee at the annual rate of 0.75% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial sservices for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Sean P. Fitzgibbon serves as the primary portfolio manager of the portfolio. Mr. Fitzgibbon has held this position and been employed by Dreyfus since October 2004. He is also a senior vice president, portfolio manager (since April 2002), analyst (since 1996) and a member of the U.S. large cap core equity team at The Boston Company Asset Management, LLC, a Dreyfus affiliate, where he has been employed since 1991.

The Statement of Additional Information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of portfolio shares.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates and participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by participating insurance companies, which are not reflected in the tables, would reduce the investment returns that are shown.

				Year Ended December 31,		
Initial shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		20.93	19.66	16.04	20.89	24.19
Investment operations:	Investment income – net[1]	.17	.21	.14	.12	.09
	Net realized and unrealized gain (loss) on investments	1.14	1.34	3.63	(4.84)	(3.30)
Total from investment operations		1.31	1.55	3.77	(4.72)	(3.21)
Distributions:	Dividends from investment income – net	–	(.28)	(.15)	(.13)	(.09)
Net asset value, end of period		22.24	20.93	19.66	16.04	20.89
Total Return (%)		6.26	7.87	23.53	(22.61)	(13.27)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.90	.85	.85	.83	.81
Ratio of net investment income to average net assets		.79	1.04	.81	.64	.40
Portfolio turnover rate		74.33	83.64	52.74	47.47	48.22
Net assets, end of period ($ x 1,000)		88,608	103,417	111,352	106,404	172,360

[1] *Based on average shares outstanding at each month end.*

Service shares		*Year Ended December 31,*				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		20.90	19.63	16.02	20.86	24.19
Investment operations:	Investment income − net[1]	.15	.18	.11	.09	.05
	Net realized and unrealized gain (loss) on investments	1.13	1.33	3.62	(4.83)	(3.30)
Total from investment operations		1.28	1.51	3.73	(4.74)	(3.25)
Distributions:	Dividends from investment income − net	−	(.24)	(.12)	(.10)	(.08)
Net asset value, end of period		22.18	20.90	19.63	16.02	20.86
Total Return (%)		6.22	7.64	23.31	(22.72)	(13.46)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.15	1.10	1.09	1.06	1.13
Ratio of net expenses to average net assets		1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets		.69	.90	.65	.49	.26
Portfolio turnover rate		74.33	83.64	52.74	47.47	48.22
Net assets, end of period ($ x 1,000)		8,945	9,748	10,299	9,150	7,929

[1] *Based on average shares outstanding at each month end.*

Account Information



ACCOUNT POLICIES

Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the net asset value per share (NAV) of the relevant class, which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: Disciplined Stock Portfolio/share class**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange market), but before the portfolio calculates its NAV), the portfolio may value those investments at fair value as determined in accordance with the procedures approved by the portfolio's board. Fair value of investments may be determined by the portfolio's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the portfolio may trade on days when the portfolio does not calculate its NAV and thus may affect the portfolio's NAV on days when investors have no access to the portfolio.

The portfolio is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm portfolio performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the portfolio's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the portfolio or its operations. Dreyfus and the portfolio will not enter into arrangements with any person or group to permit frequent trading.

The portfolio reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect portfolio operations (for example, if it exceeds 1% of the portfolio's assets)

- refuse any purchase or exchange request, including those from any participating insurance company, individual or group who, in Dreyfus' view, is likely to engage in frequent trading

Transactions in portfolio shares are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners. Dreyfus' ability to monitor the trading activity of these policyowners is limited because their individual transactions in portfolio shares are not disclosed to the portfolio. Accordingly, Dreyfus relies to a significant degree on the participating insurance company to detect and deter frequent trading. The agreement with the participating insurance company includes obligations to comply with all applicable federal and state laws. All participating insurance companies have been sent written reminders of their obligations under the agreements, specifically highlighting rules relating to trading portfolio shares. Further, all participating insurance companies have been requested in writing to notify Dreyfus immediately if, for any reason, they cannot meet their commitment to make portfolio shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Dreyfus supplements the surveillance processes in place at participating insurance companies by monitoring total purchases and redemptions of portfolio shares on a periodic basis. If Dreyfus identifies patterns that may be indicative of frequent trading of large amounts, Dreyfus contacts the participating insurance company for assistance in disaggregating selected omnibus trades into their component parts. When this process identifies multiple roundtrips (i.e., an investment that is substantially liquidated within 60 days), Dreyfus instructs the participating insurance company to temporarily or permanently bar such policyowner's future purchases of portfolio shares if Dreyfus concludes the policyowner is likely to engage in frequent trading. Dreyfus also may instruct the participating insurance company to apply these restrictions across all accounts under common ownership, control or perceived affiliation. In all instances, Dreyfus seeks to make these determinations to the best of its abilities in a manner that it believes is consistent with shareholder interests.

In addition to applying restrictions on future purchases or exchanges, Dreyfus or the participating insurance company may cancel or reverse the purchase or exchange on the business day following the transaction if the participating insurance company's surveillance system identifies the account as one that is likely to engage in frequent trading. Dreyfus may also instruct the participating insurance company to cancel or reverse the purchase or exchange on the following business day if the trade represents a significant amount of the portfolio's assets and Dreyfus has concluded that the account is likely to engage in frequent trading.

Although the portfolio's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

For More Information

Dreyfus Variable Investment Fund
Disciplined Stock Portfolio

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and portfolio strategies that significantly affected the portfolio's performance during the last fiscal year. The portfolio's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0150P0506

Dreyfus Variable Investment Fund

Growth and Income Portfolio

Seeks long-term capital growth, current income and growth of income by investing in stocks

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Portfolio

Contents

The Portfolio

Account Information

For More Information

See back cover.

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and the VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

The portfolio currently offers two classes of shares: Initial shares and Service shares. Policyowners should consult the applicable prospectus of the separate account of the participating insurance company to determine which class of portfolio shares may be purchased by the separate account.

While the portfolio's investment objective and policies may be similar to those of other funds managed by the investment adviser, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue these goals, the portfolio invests primarily in stocks of domestic and foreign issuers. The portfolio's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

The portfolio's investment strategy combines market economics with fundamental research. The portfolio manager begins by assessing current economic conditions and forecasting economic expectations. Each economic sector of the Standard & Poor's 500® Composite Stock Price Index (S&P 500) is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the S&P 500 as a whole. A balance is determined for the portfolio, giving greater weight to sectors that are expected to outperform the overall market and less weight to sectors that are expected to underperform the overall market.

In choosing stocks for the portfolio, the manager employs fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase (such as accelerating earnings growth, a corporate restructuring or change in management). The portfolio manager seeks to create a broadly diversified core portfolio comprised of growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. Income is generated primarily from dividend-paying stocks in which the portfolio may invest. The portfolio manager selects stocks based on:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings or cash flow
- **financial profile,** which measures the financial health of the company

The portfolio typically sells a security when the portfolio manager believes that there has been a negative change in the fundamental factors surrounding the company, the company has become fully valued or a more attractive opportunity has been identified.

The portfolio may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to manage interest rate risk, to increase returns, or as part of a hedging strategy. The portfolio also may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.

Concepts to understand

Growth companies: companies whose revenues and/or earnings are expected to grow faster than the overall market. Often, growth stocks have relatively higher price-to-earnings, price-to-book and price-to-sales ratios, and tend to be more volatile than value stocks.

Value companies: companies that appear underpriced according to certain financial measurements of their intrinsic worth or business prospects (such as price-to-earnings or price-to-book ratios). Because a stock can remain undervalued for years, value investors often look for factors that could trigger a rise in price.

Fundamental analysis: a method of securities valuation that attempts to measure a security's intrinsic value by analyzing "real" data (company financials, economic outlook, etc.) and other factors (management, industry conditions, competition, etc.).



MAIN RISKS

The portfolio's principal risks are discussed below. The value of a shareholder's investment in the portfolio will fluctuate, which means that shareholders could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Foreign investment risk.* To the extent the portfolio invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the portfolio and denominated in those currencies.

- *Growth and value company risk.* By investing in a mix of growth and value companies, the portfolio assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth companies typically lack the dividend yield that may cushion stock prices in market downturns.

Value companies involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the portfolio manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

- *Market sector risk.* The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Derivatives risk.* The portfolio may use derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates), and invest in CMOs and stripped mortgage-backed securities. A small investment in derivatives could have a potentially large impact on the portfolio's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the portfolio will not correlate with the underlying instruments or the portfolio's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Short sale risk.* The portfolio may make short sales, which involves selling a security it does not own in anticipation that the security's price will decline. Short sales expose the portfolio to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the portfolio.

- *IPO risk.* The portfolio may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio's performance depends on a variety of factors, including the number of IPOs the portfolio invests in relative to the size of the portfolio and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Non-diversification risk.* The portfolio is non-diversified, which means that a relatively high percentage of the portfolio's assets may be invested in a limited number of issuers. Therefore, the portfolio's performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

What the portfolio is – and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.

The use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions may magnify the portfolio's gains or losses.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the performance of the portfolio's Initial shares from year to year. The table compares the average annual total returns of each of the portfolio's share classes over time to those of the S&P 500®, a widely recognized, unmanaged index of stock performance. Performance for the portfolio's Service shares, which commenced operations on December 31, 2000, is based on the performance of the portfolio's Initial shares prior to that date. The historical performance of the portfolio's Service shares prior to December 31, 2000 has not been adjusted to reflect the higher operating expenses of the Service shares; if these expenses had been reflected, such performance would have been lower. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.

Year-by-year total returns *as of 12/31 each year (%)*
Initial shares



Best Quarter:	**Q4 '98**	**+18.58%**
Worst Quarter:	**Q3 '02**	**-18.45%**

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	10 Years
Initial shares	**3.35%**	**-0.24%**	**5.72%**
Service shares	**3.21%**	**-0.44%**	**5.61%**
S&P 500	**4.91%**	**0.54%**	**9.07%**



EXPENSES

Investors using this portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previously, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

	Initial shares	Service shares
Annual portfolio operating expenses *% of average daily net assets*		
Management fees	0.75%	0.75%
Rule 12b-1 fee	none	0.25%
Other expenses	0.06%	0.07%
Total annual portfolio operating expenses	**0.81%**	**1.07%**
Fee waiver and/or expense reimbursement	–	(0.07%)
Net operating expenses*	**0.81%**	**1.00%**

* *The Dreyfus Corporation has undertaken, until December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) exceed 1.00%.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Initial shares	**$83**	**$259**	**$450**	**$1,002**
Service shares	**$102**	**$333**	**$583**	**$1,299**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The one-year example and the first year of the three-, five- and ten-years examples for Service shares are based on net operating expenses, which reflect the expense waiver/reimbursement by Dreyfus. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of the portfolio's operations.

Rule 12b-1 fee: the fee paid to the portfolio's distributor for distributing Service shares, for advertising and marketing related to Service shares, and for providing account service and maintenance for holders of Service shares. The distributor may pay all or part of this fee to participating insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products. Because this fee is paid on an ongoing basis out of portfolio assets attributable to Service shares, over time it will increase the cost of an investment in Service shares and could cost investors more than paying other types of sales charges.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment adviser

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the portfolio paid Dreyfus a management fee at the annual rate of 0.75% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

L. Emerson Tuttle serves as the portfolio's primary portfolio manager. He has been the portfolio's primary portfolio manager since October 2004. Mr. Tuttle has been employed by Dreyfus since January 2002. Mr. Tuttle had been a portfolio manager for Mellon Growth Advisors, LLC from September 2001 to March 2003. He also is senior vice president and portfolio manager of The Boston Company Asset Management, LLC, an affiliate of Dreyfus. Prior to joining The Boston Company Asset Management, LLC in September 2001, he was a principal at State Street Global Advisors where he was employed from April 1981 to September 2001.

The Statement of Additional Information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of portfolio shares.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates and participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audit-

ed by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by participating insurance companies, which are not reflected in the tables, would reduce the investment returns that are shown.

		Year Ended December 31,				
Initial shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		21.40	20.16	16.06	21.65	23.48
Investment operations:	Investment income − net[1]	.28	.24	.14	.11	.11
	Net realized and unrealized gain (loss) on investments	.43	1.25	4.11	(5.59)	(1.49)
Total from investment operations		.71	1.49	4.25	(5.48)	(1.38)
Distributions:	Dividends from investment income − net	(.29)	(.25)	(.15)	(.11)	(.11)
	Dividends from net realized gain on investments	−	−	−	−	(.11)
	Dividends in excess of net realized gain on investments	−	−	−	−	(.23)
Total distributions		(.29)	(.25)	(.15)	(.11)	(.45)
Net asset value, end of period		21.82	21.40	20.16	16.06	21.65
Total Return (%)		3.35	7.47	26.57	(25.33)	(5.85)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.81	.82	.82	.80	.80
Ratio of net expenses to average net assets		.81	.82	.82	.80	.80
Ratio of net investment income to average net assets		1.33	1.21	.81	.58	.48
Portfolio turnover rate		65.91	52.74	40.68	34.61	33.82
Net assets, end of period ($ x 1,000)		183,903	220,447	243,973	226,548	385,569

[1] *Based on average shares outstanding at each month end.*

Service shares		Year Ended December 31,				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		21.40	20.15	16.03	21.61	23.48
Investment operations:	Investment income − net[1]	.24	.21	.11	.08	.06
	Net realized and unrealized gain (loss) on investments	.44	1.24	4.10	(5.58)	(1.51)
Total from investment operations		.68	1.45	4.21	(5.50)	(1.45)
Distributions:	Dividends from investment income − net	(.25)	(.20)	(.09)	(.08)	(.08)
	Dividends from net realized gain on investments	−	−	−	−	(.11)
	Dividends in excess of net realized gain on investments	−	−	−	−	(.23)
Total distributions		(.25)	(.20)	(.09)	(.08)	(.42)
Net asset value, end of period		21.83	21.40	20.15	16.03	21.61
Total Return (%)		3.21	7.22	26.36	(25.46)	(6.14)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.07	1.07	1.07	1.03	1.12
Ratio of net expenses to average net assets		1.00	1.00	1.01	.98	1.01
Ratio of net investment income to average net assets		1.14	1.05	.63	.43	.28
Portfolio turnover rate		65.91	52.74	40.68	34.61	33.82
Net assets, end of period ($ x 1,000)		20,241	23,473	24,188	20,388	16,185

[1] Based on average shares outstanding at each month end.

Account Information



ACCOUNT POLICIES

Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the net asset value per share (NAV) of the relevant class, which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: Growth and Income Portfolio/share class**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its NAV), the portfolio may value those investments at fair value as determined in accordance with the procedures approved by the portfolio's board. Fair value of investments may be determined by the portfolio's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the portfolio may trade on days when the portfolio does not calculate its NAV and thus may affect the portfolio's NAV on days when investors have no access to the portfolio.

Investments in certain foreign securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the portfolio's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the portfolio calculates its NAV. If short-term investors in the portfolio were able to take advantage of these arbitrage opportunities, they could dilute the NAV of portfolio shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the portfolio's NAV by short-term traders. While the portfolio has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see below for further information about the portfolio's frequent trading policy.

The portfolio is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm portfolio performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the portfolio's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the portfolio or its operations. Dreyfus and the portfolio will not enter into arrangements with any person or group to permit frequent trading.

The portfolio reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum or maximum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)
- refuse any purchase or exchange request, including those from any participating insurance company, individual or group who, in Dreyfus' view, is likely to engage in frequent trading

Transactions in portfolio shares are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners. Dreyfus' ability to monitor the trading activity of these policyowners is limited because their individual transactions in portfolio shares are not disclosed to the portfolio. Accordingly, Dreyfus relies to a significant degree on the participating insurance company to detect and deter frequent trading. The agreement with the participating insurance company includes obligations to comply with all applicable federal and state laws. All participating insurance companies have been sent written reminders of their obligations under the agreements, specifically highlighting rules relating to trading portfolio shares. Further, all participating insurance companies have been requested in writing to notify Dreyfus immediately if, for any reason, they cannot meet their commitment to make portfolio shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Dreyfus supplements the surveillance processes in place at participating insurance companies by monitoring total purchases and redemptions of portfolio shares on a periodic basis. If Dreyfus identifies patterns that may be indicative of frequent trading of large amounts, Dreyfus contacts the participating insurance company for assistance in disaggregating selected omnibus trades into their component parts. When this process identifies multiple roundtrips (i.e., an investment that is substantially liquidated within 60 days), Dreyfus instructs the participating insurance company to temporarily or permanently bar such policyowner's future purchases of portfolio shares if Dreyfus concludes the policyowner is likely to engage in frequent trading. Dreyfus also may instruct the participating insurance company to apply these restrictions across all accounts under common ownership, control or perceived affiliation. In all instances, Dreyfus seeks to make these determinations to the best of its abilities in a manner that it believes is consistent with shareholder interests.

In addition to applying restrictions on future purchases or exchanges, Dreyfus or the participating insurance company may cancel or reverse the purchase or exchange on the business day following the transaction if the participating insurance company's surveillance system identifies the account as one that is likely to engage in frequent trading. Dreyfus may also instruct the participating insurance company to cancel or reverse the purchase or exchange on the following business day if the trade represents a significant amount of the portfolio's assets and Dreyfus has concluded that the account is likely to engage in frequent trading.

To the extent that the portfolio significantly invests in foreign securities traded on markets that close before the portfolio calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the portfolio calculates its NAV. As a result, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these foreign securities at the time the portfolio calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of portfolio shares held by other policyowners. The portfolio has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

Although the portfolio's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends quarterly and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

For More Information

**Dreyfus Variable Investment Fund
Growth and Income Portfolio**

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and portfolio strategies that significantly affected the portfolio's performance during the last fiscal year. The portfolio's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0108P0506

Dreyfus Variable Investment Fund

International Equity Portfolio

Seeks capital growth by investing
in stocks of foreign issuers

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Dreyfus Variable Investment Fund
International Equity Portfolio

The Portfolio

Contents

The Portfolio

Account Information

For More Information

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and the VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

The portfolio currently offers two classes of shares: Initial shares and Service shares. Policyowners should consult the applicable prospectus of the separate account of the participating insurance company to determine which class of portfolio shares may be purchased by the separate account.

While the portfolio's investment objective and policies may be similar to those of other funds managed by the investment advisers, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks capital growth. To pursue its goal, the portfolio primarily invests in growth stocks of foreign companies. Normally, the portfolio invests at least 80% of its assets in stocks, including common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

In choosing stocks, the portfolio manager considers: key trends in economic variables, such as gross domestic product, inflation and interest rates; investment themes, such as the impact of new technologies and the globalization of industries and brands; relative values of equity securities, bonds and cash; company fundamentals and long-term trends in currency movements.

Within markets and sectors determined to be relatively attractive, the portfolio manager seeks what are believed to be attractively priced companies that possess a sustainable competitive advantage in their market or sector. The portfolio manager generally will sell securities when themes or strategies change or when the portfolio manager determines that a company's prospects have changed or that its stock is fully valued by the market.

The portfolio may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy.

Concepts to understand

Foreign companies: companies (i) that are organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) with a majority of their assets or business outside the U.S.

Growth companies: companies whose revenue and/or earnings are expected to grow faster than the overall market. Often, growth stocks pay little or no dividends, have relatively high price-to-earnings, price-to-book and price-to-sales ratios, and tend to be more volatile than value stocks.

Currency hedging: the value of foreign currencies can fluctuate significantly relative to the U.S. dollar and potentially result in losses for investors. To help offset such declines, the portfolio manager, at his discretion, may employ certain techniques designed to reduce the portfolio's foreign currency exposure. Generally, this involves buying options, futures, or forward contracts relating to the foreign currency.



MAIN RISKS

The portfolio's principal risks are discussed below. The value of a shareholder's investment in the portfolio will fluctuate, sometimes dramatically, which means shareholders could lose money.

- *Foreign investment risk.* The portfolio's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the portfolio and denominated in those currencies.

- *Emerging market risk.* The portfolio expects to invest primarily in the stocks of companies located in developed countries. However, the portfolio may invest in the stocks of companies located in emerging markets. These markets tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of companies located in emerging markets are often subject to rapid and large changes in price.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Growth company risk.* Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- *Market sector risk.* The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting companies, industries or sectors.

- *Derivatives risk.* The portfolio may use derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and foreign currencies). A small investment in derivatives could have a potentially large impact on the portfolio's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the portfolio will not correlate with the underlying instruments or the portfolio's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *IPO risk.* The portfolio may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio's performance depends on a variety of factors, including the number of IPOs the portfolio invests in relative to the size of the portfolio and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

What the portfolio is – and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in the securities of U.S. issuers, U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.

The portfolio is non-diversified, which means that a relatively high percentage of the portfolio's assets may be invested in a limited number of issuers. Therefore, the portfolio's performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the performance of the portfolio's Initial shares from year to year. The table compares the average annual total returns of each of the portfolio's share classes to those of the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE®) Index, an unmanaged index that provides a broad measure of foreign stock performance of companies located in European, Asian and Pacific Basin countries. Performance for the portfolio's Service shares, which commenced operations on December 31, 2000, is based on the performance of the portfolio's Initial shares prior to that date. The historical performance of the portfolio's Service shares prior to December 31, 2000 has not been adjusted to reflect the higher operating expenses of the Service shares; if these expenses had been reflected, such performance would have been lower. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Year-by-year total returns *as of 12/31* each year (%)*
Initial shares



Best Quarter:	Q4 '99	**+41.20%**
Worst Quarter:	Q3 '02	**-21.14%**

Average annual total returns* *as of 12/31/05*

	1 Year	5 Years	10 Years
Initial shares	**14.75%**	**3.99%**	**7.58%**
Service shares	**14.45%**	**3.71%**	**7.43%**
MSCI EAFE® **Index**	**13.54%**	**4.55%**	**5.84%**

*Newton Capital Management Limited became the portfolio's sub-investment adviser effective September 2001.

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.



EXPENSES

Investors using this portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previously, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

	Initial shares	Service shares
Annual portfolio operating expenses *% of average daily net assets*		
Management fees	0.75%	0.75%
Rule 12b-1 fee	none	0.25%
Other expenses	0.35%	0.34%
Total	**1.10%**	**1.34%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Initial shares	**$112**	**$350**	**$606**	**$1,340**
Service shares	**$136**	**$425**	**$734**	**$1,613**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of the portfolio's operations.

Rule 12b-1 fee: the fee paid to the portfolio's distributor for distributing Service shares, for advertising and marketing related to Service shares, and for providing account service and maintenance for holders of Service shares. The distributor may pay all or part of this fee to participating insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products. Because this fee is paid on an ongoing basis out of portfolio assets attributable to Service shares, over time it will increase the cost of an investment in Service shares and could cost investors more than paying other types of sales charges.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment advisers

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the portfolio paid Dreyfus a management fee at the annual rate of 0.75% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

Dreyfus has engaged its affiliate, Newton Capital Management Limited (Newton), to serve as the portfolio's sub-investment adviser. Newton, located at 160 Queen Victoria Street, London, EC4V 4LA, England, was formed in 1978 and, as of December 31, 2005, together with its parent and its parent's subsidiaries, managed approximately $49.4 billion in discretionary separate accounts and other investment accounts.

Paul Butler has been the portfolio's primary portfolio manager since September 2001. Mr. Butler is a director of investment management (global equities) and has been employed by Newton since 1987.

The Statement of Additional Information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of portfolio shares.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates and participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus, Newton and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. Each of the Dreyfus and Newton code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of each code is to ensure that personal trading by employees of Dreyfus or Newton does not disadvantage any fund managed by Dreyfus or Newton, as the case may be.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by participating insurance companies, which are not reflected in the tables, would reduce the investment returns that are shown.

		Year Ended December 31,				
Initial shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		14.36	11.97	8.75	10.76	15.34
Investment operations:	Investment income – net[1]	.26	.27	.14	.10	.03
	Net realized and unrealized gain (loss) on investments	1.85	2.64	3.55	(1.81)	(4.50)
Total from investment operations		2.11	2.91	3.69	(1.71)	(4.47)
Distributions:	Dividends from investment income – net	(.06)	(.52)	(.47)	(.30)	(.11)
Net asset value, end of period		16.41	14.36	11.97	8.75	10.76
Total Return (%)		14.75	24.57	42.89	(15.94)	(29.18)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.10	1.04	1.19	1.14	1.08
Ratio of net expenses to average net assets		1.09	1.04	1.19	1.14	1.08
Ratio of net investment income to average net assets		1.76	2.13	1.42	.96	.25
Portfolio turnover rate		92.82	96.55	101.02	116.65	238.88
Net assets, end of period ($ x 1,000)		42,289	38,874	32,892	27,117	39,961

[1] *Based on average shares outstanding at each month end.*

Service shares	*Year Ended December 31,*				
	2005	2004	2003	2002	2001
Per-Share Data ($):					
Net asset value, beginning of period	14.35	11.95	8.74	10.75	15.34
Investment operations: Investment income (loss) – net[1]	.22	.24	.12	.07	(.03)
Net realized and unrealized gain (loss) on investments	1.85	2.63	3.54	(1.80)	(4.47)
Total from investment operations	2.07	2.87	3.66	(1.73)	(4.50)
Distributions: Dividends from investment income – net	(.03)	(.47)	(.45)	(.28)	(.09)
Net asset value, end of period	16.39	14.35	11.95	8.74	10.75
Total Return (%)	14.45	24.20	42.56	(16.20)	(29.35)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.34	1.29	1.44	1.41	1.47
Ratio of net expenses to average net assets	1.33	1.29	1.44	1.41	1.47
Ratio of net investment income (loss) to average net assets	1.50	1.89	1.17	.74	(.27)
Portfolio turnover rate	92.82	96.55	101.02	116.65	238.88
Net assets, end of period ($ x 1,000)	5,870	4,265	3,375	2,017	1,644

[1] *Based on average shares outstanding at each month end.*

Account Information



ACCOUNT POLICIES

Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the net asset value per share (NAV) of the relevant class, which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: International Equity Portfolio/share class**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its NAV), the portfolio may value those investments at fair value as determined in accordance with the procedures approved by the portfolio's board. Fair value of investments may be determined by the portfolio's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the portfolio may trade on days when the portfolio does not calculate its NAV and thus may affect the portfolio's NAV on days when investors have no access to the portfolio.

Investments in certain foreign securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the portfolio's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the portfolio calculates its NAV. If short-term investors in the portfolio were able to take advantage of these arbitrage opportunities, they could dilute the NAV of portfolio shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the portfolio's NAV by short-term traders. While the portfolio has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see below for further information about the portfolio's frequent trading policy.

The portfolio is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm portfolio performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the portfolio's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the portfolio or its operations. Dreyfus and the portfolio will not enter into arrangements with any person or group to permit frequent trading.

The portfolio reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum or maximum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect portfolio operations (for example, if it exceeds 1% of the portfolio's assets)
- refuse any purchase or exchange request, including those from any participating insurance company, individual or group who, in Dreyfus' view, is likely to engage in frequent trading

Transactions in portfolio shares are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners. Dreyfus' ability to monitor the trading activity of these policyowners is limited because their individual transactions in portfolio shares are not disclosed to the portfolio. Accordingly, Dreyfus relies to a significant degree on the participating insurance company to detect and deter frequent trading. The agreement with the participating insurance company includes obligations to comply with all applicable federal and state laws. All participating insurance companies have been sent written reminders of their obligations under the agreements, specifically highlighting rules relating to trading portfolio shares. Further, all participating insurance companies have been requested in writing to notify Dreyfus immediately if, for any reason, they cannot meet their commitment to make portfolio shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Dreyfus supplements the surveillance processes in place at participating insurance companies by monitoring total purchases and redemptions of portfolio shares on a periodic basis. If Dreyfus identifies patterns that may be indicative of frequent trading of large amounts, Dreyfus contacts the participating insurance company for assistance in disaggregating selected omnibus trades into their component parts. When this process identifies multiple roundtrips (i.e., an investment that is substantially liquidated within 60 days), Dreyfus instructs the participating insurance company to temporarily or permanently bar such policyowner's future purchases of portfolio shares if Dreyfus concludes the policyowner is likely to engage in frequent trading. Dreyfus also may instruct the participating insurance company to apply these restrictions across all accounts under common ownership, control or perceived affiliation. In all instances, Dreyfus seeks to make these determinations to the best of its abilities in a manner that it believes is consistent with shareholder interests.

In addition to applying restrictions on future purchases or exchanges, Dreyfus or the participating insurance company may cancel or reverse the purchase or exchange on the business day following the transaction if the participating insurance company's surveillance system identifies the account as one that is likely to engage in frequent trading. Dreyfus may also instruct the participating insurance company to cancel or reverse the purchase or exchange on the following business day if the trade represents a significant amount of the portfolio's assets and Dreyfus has concluded that the account is likely to engage in frequent trading.

To the extent that the portfolio significantly invests in foreign securities traded on markets that close before the portfolio calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the portfolio calculates its NAV. As a result, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these foreign securities at the time the portfolio calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of portfolio shares held by other policyowners. The portfolio has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

Although the portfolio's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

For More Information

**Dreyfus Variable Investment Fund
International Equity Portfolio**

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and portfolio strategies that significantly affected the portfolio's performance during the last fiscal year. The portfolio's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



Dreyfus Variable Investment Fund

International Value Portfolio

Seeks long-term capital growth by investing
in foreign stocks of value companies

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The Portfolio

Contents

The Portfolio

Account Information

For More Information

See back cover.

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and the VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

The portfolio currently offers two classes of shares: Initial shares and Service shares. Policyowners should consult the applicable prospectus of the separate account of the participating insurance company to determine which class of portfolio shares may be purchased by the separate account.

While the portfolio's investment objective and policies may be similar to those of other funds managed by the investment adviser, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks long-term capital growth. To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks. The portfolio ordinarily invests most of its assets in securities of foreign companies which Dreyfus considers to be value companies. The portfolio's stock investments may include common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings or shortly thereafter. The portfolio may invest in companies of any size. The portfolio may also invest in companies located in emerging markets.

The portfolio's investment approach is value oriented and research driven. In selecting stocks, the portfolio manager identifies potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, the portfolio focuses on three key factors:

- **value,** or how a stock is valued relative to its intrinsic worth based on traditional value measures

- **business health,** or overall efficiency and profitability as measured by return on assets and return on equity

- **business momentum,** or the presence of a catalyst (such as corporate restructuring, change in management or spin-off) that potentially will trigger a price increase near term to midterm

The portfolio typically sells a stock when it is no longer considered a value company, appears less likely to benefit from the current market and economic environment, shows deteriorating fundamentals or declining momentum, or falls short of the portfolio manager's expectations.

The portfolio may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to manage interest rate risk, to increase returns, or as part of a hedging strategy.

Concepts to understand

Value companies: companies that appear underpriced according to certain financial measurements of their intrinsic worth or business prospects (such as price-to-earnings or price-to-book ratios). For international investing, "value" is determined relative to a company's home market and its global sector. Because a stock can remain undervalued for years, value investors often look for factors that could trigger a rise in price.

Foreign company: a company (i) organized under the laws of a foreign country; (ii) whose principal trading market is in a foreign country; or (iii) with a majority of its assets or business outside the U.S.



MAIN RISKS

The portfolio's principal risks are discussed below. The value of a shareholder's investment in the portfolio will fluctuate, sometimes dramatically, which means shareholders could lose money.

- *Foreign investment risk.* The portfolio's performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the portfolio and denominated in those currencies.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Emerging market risk.* The portfolio expects to invest primarily in the stocks of companies located in developed countries. However, the portfolio may invest in the stocks of companies located in emerging markets. These markets tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of companies located in emerging markets are often subject to rapid and large changes in price.

- *Small and midsize company risk.* Small and midsize companies in which the portfolio may invest carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the portfolio's ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the portfolio's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Value stock risk.* Value companies involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the company's intrinsic worth or the portfolio manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

- *Market sector risk.* The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Short sale risk.* The portfolio may make short sales, which involves selling a security it does not own in anticipation that the security's price will decline. Short sales expose the portfolio to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the portfolio.

- *Derivatives risk.* The portfolio may use derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and foreign currencies). A small investment in derivatives could have a potentially large impact on the portfolio's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the portfolio will not correlate with the underlying instruments or the portfolio's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *IPO risk.* The portfolio may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio's performance depends on a variety of factors, including the number of IPOs the portfolio invests in relative to the size of the portfolio and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in the securities of U.S. issuers, U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.

What the portfolio is – and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the performance of the portfolio's Initial shares from year to year. The table compares the average annual total returns of each of the portfolio's share classes to those of the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE®) Index, an unmanaged index that provides a broad measure of foreign stock performance of companies located in European, Asian and Pacific Basin countries. Performance for the portfolio's Service shares, which commenced operations on December 31, 2000, is based on the performance of the portfolio's Initial shares prior to that date. The historical performance of the portfolio's Service shares prior to December 31, 2000 has not been adjusted to reflect the higher operating expenses of the Service shares; if these expenses had been reflected, such performance would have been lower. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q2 '03	+21.47%
Worst Quarter:	Q3 '02	-21.44%

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	Since inception of portfolio (5/1/96)
Initial shares	11.89%	6.88%	7.97%
Service shares	11.69%	6.83%	7.94%
MSCI EAFE® Index	13.54%	4.55%	5.42%*

* For comparative purposes, the value of the index on 4/30/96 is used as the beginning value on 5/1/96.

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.



EXPENSES

Investors using this portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previously, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

	Initial shares	Service shares
Annual portfolio operating expenses		
% of average daily net assets		
Management fees	1.00%	1.00%
Rule 12b-1 fee	none	0.25%
Other expenses	0.20%	0.20%
Total annual portfolio operating expenses	**1.20%**	**1.45%**
Fee waiver and/or expense reimbursement	–	(0.05%)
Net operating expenses*	**1.20%**	**1.40%**

> * *The Dreyfus Corporation has undertaken, until December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) exceed 1.40%.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Initial shares	**$122**	**$381**	**$660**	**$1,455**
Service shares	**$143**	**$454**	**$787**	**$1,731**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The one-year example and the first year of the three-, five- and ten-years examples for Service shares are based on net operating expenses, which reflect the expense waiver/reimbursement by Dreyfus. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of the portfolio's operations.

Rule 12b-1 fee: the fee paid to the portfolio's distributor for distributing Service shares, for advertising and marketing related to Service shares, and for providing account service and maintenance for holders of Service shares. The distributor may pay all or part of this fee to participating insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products. Because this fee is paid on an ongoing basis out of portfolio assets attributable to Service shares, over time it will increase the cost of an investment in Service shares and could cost investors more than paying other types of sales charges.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment adviser

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the portfolio paid Dreyfus a management fee at the annual rate of 1.00% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

D. Kirk Henry serves as the primary portfolio manager of the portfolio. Mr. Henry has been a primary portfolio manager of the portfolio since June 2002 and has been employed by Dreyfus as a portfolio manager since May 1996 and by The Boston Company Asset Management, LLC, an affiliate of Dreyfus, since 1994.

The Statement of Additional Information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of portfolio shares.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates and participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audit-ed by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by participating insurance companies, which are not reflected in the tables, would reduce the investment returns that are shown.

				Year Ended December 31,		
Initial shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		15.85	13.54	10.04	11.56	13.52
Investment operations:	Investment income − net[1]	.22	.16	.12	.12	.12
	Net realized and unrealized gain (loss) on investments	1.64	2.54	3.51	(1.53)	(1.90)
Total from investment operations		1.86	2.70	3.63	(1.41)	(1.78)
Distributions:	Dividends from investment income − net	−	(.16)	(.13)	(.11)	(.11)
	Dividends from net realized gain on investments	(.22)	(.23)	−	−	−
	Dividends in excess of net realized gain on investments	−	−	−	−	(.07)
Total distributions		(.22)	(.39)	(.13)	(.11)	(.18)
Net asset value, end of period		17.49	15.85	13.54	10.04	11.56
Total Return (%)		11.89	20.02	36.36	(12.23)	(13.22)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.20	1.25	1.49	1.47	1.60
Ratio of net expenses to average net assets		1.17	1.24	1.41	1.40	1.40
Ratio of net investment income to average net assets		1.39	1.08	1.11	1.10	.97
Portfolio turnover rate		54.32	44.05	107.73	47.18	49.34
Net assets, end of period ($ x 1,000)		94,988	88,713	58,849	27,549	21,602

[1] *Based on average shares outstanding at each month end.*

Service shares		*Year Ended December 31,*				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		15.86	13.56	10.06	11.58	13.52
Investment operations:	Investment income – net[1]	.18	.06	.14	.12	.05
	Net realized and unrealized gain (loss) on investments	1.65	2.62	3.49	(1.54)	(1.81)
Total from investment operations		1.83	2.68	3.63	(1.42)	(1.76)
Distributions:	Dividends from investment income – net	–	(.15)	(.13)	(.10)	(.11)
	Dividends from net realized gain on investments	(.22)	(.23)	–	–	–
	Dividends in excess of net realized gain on investments	–	–	–	–	(.07)
Total distributions		(.22)	(.38)	(.13)	(.10)	(.18)
Net asset value, end of period		17.47	15.86	13.56	10.06	11.58
Total Return (%)		11.69	19.83	36.28	(12.25)	(13.07)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.45	1.49	1.75	1.66	1.99
Ratio of net expenses to average net assets		1.36	1.39	1.41	1.40	1.40
Ratio of net investment income to average net assets		1.10	.44	1.29	1.07	.44
Portfolio turnover rate		54.32	44.05	107.73	47.18	49.34
Net assets, end of period ($ x 1,000)		54,255	34,119	6,713	4,441	2,148

[1] *Based on average shares outstanding at each month end.*

Account Information



ACCOUNT POLICIES

Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the net asset value per share (NAV) of the relevant class, which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: International Value Portfolio/share class**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its NAV), the portfolio may value those investments at fair value as determined in accordance with the procedures approved by the portfolio's board. Fair value of investments may be determined by the portfolio's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the portfolio may trade on days when the portfolio does not calculate its NAV and thus may affect the portfolio's NAV on days when investors have no access to the portfolio.

Investments in certain foreign and small-capitalization equity securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the portfolio's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the portfolio calculates its NAV. If short-term investors in the portfolio were able to take advantage of these arbitrage opportunities, they could dilute the NAV of portfolio shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the portfolio's NAV by short-term traders. While the portfolio has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see below for further information about the portfolio's frequent trading policy.

The portfolio is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm portfolio performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the portfolio's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the portfolio or its operations. Dreyfus and the portfolio will not enter into arrangements with any person or group to permit frequent trading.

The portfolio reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any participating insurance company, individual or group who, in Dreyfus' view, is likely to engage in frequent trading

Transactions in portfolio shares are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners. Dreyfus' ability to monitor the trading activity of these policyowners is limited because their individual transactions in portfolio shares are not disclosed to the portfolio. Accordingly, Dreyfus relies to a significant degree on the participating insurance company to detect and deter frequent trading. The agreement with the participating insurance company includes obligations to comply with all applicable federal and state laws. All participating insurance companies have been sent written reminders of their obligations under the agreements, specifically highlighting rules relating to trading portfolio shares. Further, all participating insurance companies have been requested in writing to notify Dreyfus immediately if, for any reason, they cannot meet their commitment to make portfolio shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Dreyfus supplements the surveillance processes in place at participating insurance companies by monitoring total purchases and redemptions of portfolio shares on a periodic basis. If Dreyfus identifies patterns that may be indicative of frequent trading of large amounts, Dreyfus contacts the participating insurance company for assistance in disaggregating selected omnibus trades into their component parts. When this process identifies multiple roundtrips (i.e., an investment that is substantially liquidated within 60 days), Dreyfus instructs the participating insurance company to temporarily or permanently bar such policyowner's future purchases of portfolio shares if Dreyfus concludes the policyowner is likely to engage in frequent trading. Dreyfus also may instruct the participating insurance company to apply these restrictions across all accounts under common ownership, control or perceived affiliation. In all instances, Dreyfus seeks to make these determinations to the best of its abilities in a manner that it believes is consistent with shareholder interests.

In addition to applying restrictions on future purchases or exchanges, Dreyfus or the participating insurance company may cancel or reverse the purchase or exchange on the business day following the transaction if the participating insurance company's surveillance system identifies the account as one that is likely to engage in frequent trading. Dreyfus may also instruct the participating insurance company to cancel or reverse the purchase or exchange on the following business day if the trade represents a significant amount of the portfolio's assets and Dreyfus has concluded that the account is likely to engage in frequent trading.

To the extent that the portfolio significantly invests in foreign securities traded on markets that close before the portfolio calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the portfolio calculates its NAV. As a result, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these foreign securities at the time the portfolio calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of portfolio shares held by other policyowners. The portfolio has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the portfolio significantly invests in thinly traded small-capitalization equity securities, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the portfolio to a greater degree than funds that invest in highly liquid securities, in part because the portfolio may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of portfolio shares held by other policyowners.

Although the portfolio's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

For More Information

**Dreyfus Variable Investment Fund
International Value Portfolio**

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and portfolio strategies that significantly affected the portfolio's performance during the last fiscal year. The portfolio's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



Dreyfus Variable Investment Fund

Limited Term
High Yield Portfolio

Seeks maximum total return by
investing in high yield securities

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The Portfolio

Contents

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and the VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

The portfolio currently offers two classes of shares: Initial shares and Service shares. Policyowners should consult the applicable prospectus of the separate account of the participating insurance company to determine which class of portfolio shares may be purchased by the separate account.

While the portfolio's investment objective and policies may be similar to those of other funds managed by the investment adviser, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the portfolio normally invests at least 80% of its assets in fixed-income securities rated, when purchased, below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. The portfolio may invest in various types of fixed-income securities, including corporate bonds and notes, mortgage-related securities, asset-backed securities, zero coupon securities, inflation-indexed bonds, convertible securities, preferred stocks and other debt instruments of U.S. and foreign issuers. The portfolio also is permitted to invest up to 5% of its assets directly in the common stock of high yield bond issuers.

In choosing securities, the portfolio managers seek to capture the higher yields offered by junk bonds, while managing credit risk and the volatility caused by interest rate movements. Under normal conditions the portfolio attempts to reduce interest rate risk by generally maintaining an average effective portfolio maturity of 5.5 years or less, although there is no limit on the maturity of individual securities. In calculating average effective portfolio maturity, the portfolio may treat a security that can be repurchased by its issuer on an earlier date (known as a "call date") as maturing on the call date rather than on its stated maturity date.

The portfolio's investment process is based on fundamental credit research and, at times, focusing on companies that are currently out-of-favor. The portfolio looks at a variety of factors when assessing a potential investment, including the company's financial strength, the state of the industry or sector it belongs to, the long-term fundamentals of that industry or sector, the company's management, and whether there is sufficient equity value in the company. The portfolio may also invest, from time to time, in investment grade bonds.

The portfolio may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The portfolio may enter into swap agreements, such as credit default swaps, which can be used to transfer the credit risk of a security without actually transferring ownership of the security. The portfolio also may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.

Concepts to understand

Bond rating: a ranking of a bond's quality, based on its ability to pay interest and repay principal. Bonds are rated from a high of "AAA" or "Aaa" (highly unlikely to default) through a low of "D" (companies already in default).

High yield bonds: those rated at the time of purchase BB or Ba and below by credit rating agencies such as S&P or Moody's, or the unrated equivalent as determined by Dreyfus. Because the issuers of high yield bonds may be at an early stage of development or may have been unable to repay past debts, these bonds typically must offer higher yields than investment grade bonds to compensate investors for greater credit risk.

Average effective portfolio maturity: an average of the maturities of the bonds held by the portfolio directly and the bonds underlying derivative instruments entered into by the portfolio as adjusted to reflect provisions or market conditions that may cause a bond's principal to be repaid earlier than at its stated maturity. Certain securities, such as mortgage-related securities, may have effective maturities significantly shorter than their stated final maturities.

Credit default swap: a derivative instrument whereby the buyer makes fixed, periodic premium payments to the seller in exchange for being made whole on an agreed-upon amount of principal, should the specified reference entity (i.e., the issuer of a particular security) experience a "credit event" (e.g., failure to pay interest or principal, bankruptcy or restructuring).



MAIN RISKS

The portfolio's principal risks are discussed below. The value of a shareholder's investment in the portfolio will fluctuate, sometimes dramatically, which means shareholders could lose money.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the portfolio's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the portfolio's share price. Unlike investment grade bonds, however, the prices of high yield ("junk") bonds may fluctuate unpredictably and not necessarily inversely with changes in interest rates. The longer the portfolio's effective maturity and duration, the more the portfolio's share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the portfolio might have to reinvest the proceeds in an investment offering a lower yield. During periods of market illiquidity or rising interest rates, prices of the portfolio's "callable" issues are subject to increased price fluctuation.

- *Market sector risk.* The portfolio's overall risk level will depend on the market sectors in which the portfolio is invested and the current interest rate, liquidity and credit quality of such sectors. The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Liquidity risk.* When there is no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the portfolio's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher-yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the portfolio's potential price gain in response to falling interest rates, reduce the portfolio's yield, or cause the portfolio's share price to fall. When interest rates rise, the effective duration of the portfolio's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the portfolio's sensitivity to rising rates and its potential for price declines.

- *Foreign investment risk.* The prices and yields of foreign bonds can be affected by political and economic instability or changes in currency exchange rates. The bonds of issuers located in emerging markets can be more volatile and less liquid than those of issuers in more mature economies.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, the the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the portfolio and denominated in those currencies.

- *Derivatives risk.* The portfolio may use derivative instruments, such as options, futures and options on futures (including those relating to indexes, foreign currencies and interest rates), swaps (including credit default swaps on corporate bonds and asset-backed securities) and other credit derivatives, and invest in CMOs, stripped mortgage-backed securities and asset-backed securities. A small investment in derivatives could have a potentially large impact on the portfolio's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the portfolio will not correlate with the underlying instruments or the portfolio's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

- *Inflation-indexed bond risk.* Interest payments on inflation-indexed bonds can be unpredictable and will vary as the principal and/or interest is periodically adjusted based on the rate of inflation. If the index measuring inflation falls, the interest payable on these securities will be reduced. The U.S. Treasury has guaranteed that in the event of a drop in prices, it would repay the par amount of its inflation-indexed bonds. Inflation-indexed bonds issued by corporations generally do not guarantee repayment of principal. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

- *Short sale risk.* The portfolio may make short sales, which involves selling a security it does not own in anticipation that the security's price will decline. Short sales expose the portfolio to the risk that it will be required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the portfolio.

What the portfolio is – and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs.

The use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, may magnify the portfolio's gains or losses.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the performance of the portfolio's Initial shares from year to year. The table compares the average annual total returns of each of the portfolio's share classes to those of the Merrill Lynch High Yield Master II Index, an index of high yield bonds with at least $100 million par amount outstanding and at least one year to maturity. The table also includes the average annual total returns of the Merrill Lynch U.S. High Yield Master II Constrained Index (the Merrill Lynch Index), an unmanaged performance index benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. The bonds are capitalization weighted, and total allocations are capped at 2% of the Index. The Merrill Lynch Index is believed to more accurately reflect the portfolio's investment approach, and, therefore, performance for the Merrill Lynch High Yield Master II Index will not be shown in the future. Performance for the portfolio's Service shares, which commenced operations on December 31, 2000, is based on the performance of the portfolio's Initial shares prior to that date. The historical performance of the portfolio's Service shares prior to December 31, 2000 has not been adjusted to reflect the higher operating expenses of the Service shares; if these expenses had been reflected, such performance would have been lower. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Year-by-year total returns *as of 12/31 each year (%)*



| Best Quarter: | Q2 '03 | +10.81% |
| Worst Quarter: | Q3 '01 | -11.00% |

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	Since inception of portfolio (4/30/97)
Initial shares	2.42%	4.37%	2.41%
Service shares	2.34%	4.35%	2.40%
Merrill Lynch Index	2.78%	8.67%	6.14%
Merrill Lynch High Yield Master II Index*	2.74%	8.39%	6.03%

* *Performance for the Merrill Lynch High Yield Master II Index will not be provided in the future.*

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.



EXPENSES

Investors using the portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previously, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

	Initial shares	Service shares
Annual portfolio operating expenses *% of average daily net assets*		
Management fees	0.65%	0.65%
Rule 12b-1 fee	none	0.25%
Other expenses	0.25%	0.25%
Total annual portfolio operating expenses	**0.90%**	**1.15%**
Fee waiver and/or expense reimbursement	–	(0.25%)
Net operating expenses*	**0.90%**	**0.90%**

* *The Dreyfus Corporation has undertaken, until December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) exceed 0.90%.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Initial shares	**$90**	**$285**	**$497**	**$1,106**
Service shares	**$92**	**$341**	**$609**	**$1,375**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The one-year example and the first year of the three-, five- and ten-years examples for Service shares are based on net operating expenses, which reflect the expense waiver/reimbursement by Dreyfus. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of the portfolio's operations. For the fiscal year ended December 31, 2005, the application of Dreyfus' fee waiver and/or expense reimbursement resulted in net operating expenses being 0.88% for the portfolio's Initial shares.

Rule 12b-1 fee: the fee paid to the portfolio's distributor for distributing Service shares, for advertising and marketing related to Service shares, and for providing account service and maintenance for holders of Service shares. The distributor may pay all or part of this fee to participating insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products. Because this fee is paid on an ongoing basis out of portfolio assets attributable to Service shares, over time it will increase the cost of an investment in Service shares and could cost investors more than paying other types of sales charges.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment adviser

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. During the past fiscal year, the portfolio paid Dreyfus an investment advisory fee at the annual rate of 0.63% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Jon Uhrig is the primary portfolio manager of the portfolio. He has held this position since January 2005 and has been employed by Dreyfus as a portfolio manager since September 2001. Mr. Uhrig also is a portfolio manager for high yield strategies, as well as the head of high yield trading, with Standish Mellon Asset Management, LLC, a subsidiary of Mellon Financial and an affiliate of Dreyfus. Mr. Uhrig joined Standish Mellon in 1997.

The Statement of Additional Information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of portfolio shares.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates and participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audit-

ed by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by participating insurance companies, which are not reflected in the tables, would reduce the investment returns that are shown.

Initial shares		*Year Ended December 31,*				
		2005	2004[1]	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		6.83	6.68	5.63	7.33	8.47
Investment operations:	Investment income − net[2]	.43	.46	.53	.69	.84
	Net realized and unrealized gain (loss) on investments	(.27)	.19	1.12	(1.64)	(1.07)
Total from investment operations		.16	.65	1.65	(.95)	(.23)
Distributions:	Dividends from investment income − net	(.49)	(.50)	(.60)	(.75)	(.91)
Net asset value, end of period		6.50	6.83	6.68	5.63	7.33
Total Return (%)		2.42	10.10	30.00	(13.01)	(2.90)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.90	.89	.96	.94	.91
Ratio of net expenses to average net assets		.88	.89	.90	.92	.91
Ratio of net investment income to average net assets		6.53	6.82	8.43	10.69	10.37
Portfolio turnover rate		60.64	78.90	258.88	436.35	198.14
Net assets, end of period ($ x 1,000)		19,142	23,881	25,571	20,003	30,146

[1] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts; however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 6.81% to 6.82%. Per-share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

Service shares		Year Ended December 31,				
		2005	2004[1]	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		6.84	6.68	5.63	7.33	8.46
Investment operations:	Investment income – net[2]	.44	.46	.53	.68	.79
	Net realized and unrealized gain (loss) on investments	(.29)	.19	1.12	(1.63)	(1.02)
Total from investment operations		.15	.65	1.65	(.95)	(.23)
Distributions:	Dividends from investment income – net	(.48)	(.49)	(.60)	(.75)	(.90)
Net asset value, end of period		6.51	6.84	6.68	5.63	7.33
Total Return (%)		2.34	10.06	30.28	(13.12)	(2.95)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.15	1.14	1.22	1.25	1.15
Ratio of net expenses to average net assets		.90	.90	.90	.92	.91
Ratio of net investment income to average net assets		6.54	6.80	8.34	10.73	10.35
Portfolio turnover rate		60.64	78.90	258.88	436.35	198.14
Net assets, end of period ($ x 1,000)		8,928	9,441	9,062	4,933	2,797

[1] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts; however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets. Per-share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

Account Information



ACCOUNT POLICIES

Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the net asset value per share (NAV) of the relevant class, which is generally calculated as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: Limited Term High Yield Portfolio/share class**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio's investments generally are valued by one or more independent pricing services approved by the board of trustees or on the basis of market quotations. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value, the portfolio may value those investments at fair value as determined in accordance with procedures approved by the board. Fair value of investments may be determined by the board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Using fair value to price investments may result in a value that is different from a security's most recent price and from prices used by other mutual funds to calculate their net asset values. Foreign securities held by the portfolio may trade on days that the portfolio is not open for business, thus affecting the value of the portfolio's assets on days when portfolio investors have no access to the portfolio.

Investments in certain foreign and high yield securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the portfolio's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the portfolio calculates its NAV. If short-term investors in the portfolio were able to take advantage of these arbitrage opportunities, they could dilute the NAV of portfolio shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the portfolio's NAV by short-term traders. While the portfolio has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see below for further information about the portfolio's frequent trading policy.

The portfolio is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm portfolio performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the portfolio's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the portfolio or its operations. Dreyfus and the portfolio will not enter into arrangements with any person or group to permit frequent trading.

The portfolio reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect portfolio operations (for example, if it exceeds 1% of the portfolio's assets)

- refuse any purchase or exchange request, including those from any participating insurance company, individual or group who, in Dreyfus' view, is likely to engage in frequent trading

Transactions in portfolio shares are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners. Dreyfus' ability to monitor the trading activity of these policyowners is limited because their individual transactions in portfolio shares are not disclosed to the portfolio. Accordingly, Dreyfus relies to a significant degree on the participating insurance company to detect and deter frequent trading. The agreement with the participating insurance company includes obligations to comply with all applicable federal and state laws. All participating insurance companies have been sent written reminders of their obligations under the agreements, specifically highlighting rules relating to trading portfolio shares. Further, all participating insurance companies have been requested in writing to notify Dreyfus immediately if, for any reason, they cannot meet their commitment to make portfolio shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Dreyfus supplements the surveillance processes in place at participating insurance companies by monitoring total purchases and redemptions of portfolio shares on a periodic basis. If Dreyfus identifies patterns that may be indicative of frequent trading of large amounts, Dreyfus contacts the participating insurance company for assistance in disaggregating selected omnibus trades into their component parts. When this process identifies multiple roundtrips (i.e., an investment that is substantially liquidated within 60 days), Dreyfus instructs the participating insurance company to temporarily or permanently bar such policyowner's future purchases of portfolio shares if Dreyfus concludes the policyowner is likely to engage in frequent trading. Dreyfus also may instruct the participating insurance company to apply these restrictions across all accounts under common ownership, control or perceived affiliation. In all instances, Dreyfus seeks to make these determinations to the best of its abilities in a manner that it believes is consistent with shareholder interests.

In addition to applying restrictions on future purchases or exchanges, Dreyfus or the participating insurance company may cancel or reverse the purchase or exchange on the business day following the transaction if the participating insurance company's surveillance system identifies the account as one that is likely to engage in frequent trading. Dreyfus may also instruct the participating insurance company to cancel or reverse the purchase or exchange on the following business day if the trade represents a significant amount of the portfolio's assets and Dreyfus has concluded that the account is likely to engage in frequent trading.

To the extent that the portfolio significantly invests in foreign securities traded on markets that close before the portfolio calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the portfolio calculates its NAV. As a result, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these foreign securities at the time the portfolio calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of portfolio shares held by other policyowners. The portfolio has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the portfolio significantly invests in thinly traded high yield securities, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the portfolio to a greater degree than funds that invest in highly liquid securities, in part because the portfolio may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of portfolio shares held by other policyowners.

Although the portfolio's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends quarterly and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

For More Information

Dreyfus Variable Investment Fund
Limited Term High Yield Portfolio

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and portfolio strategies that significantly affected the portfolio's performance during the last fiscal year. The portfolio's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



Dreyfus Variable Investment Fund

Money Market Portfolio

Seeks current income, safety of principal and liquidity by investing in high quality money market instruments

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus.
A MELLON FINANCIAL COMPANY℠

The Portfolio

Contents

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and the VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

While the portfolio's investment objective and policies may be similar to those of other funds managed by the investment adviser, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. As a money market fund, the portfolio is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price of $1.00.

The portfolio invests in a diversified portfolio of high quality, short-term debt securities, including the following:

- securities issued or guaranteed by the U.S. government or its agencies or instrumentalities
- certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements, including tri-party repurchase agreements
- asset-backed securities
- domestic and dollar-denominated foreign commercial paper, and other short-term corporate and bank obligations of domestic and foreign issuers
- dollar-denominated obligations issued or guaranteed by one or more foreign governments or their agencies, including obligations of supranational entities

Normally, the portfolio invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality dollar-denominated obligations

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has strong capacity to make all payments, but the degree of safety is somewhat less.

Generally, the portfolio is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating or the unrated equivalent as determined by Dreyfus, with the remainder invested in securities with the second-highest credit rating.

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the portfolio and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the portfolio a means of investing money for a short period of time.



MAIN RISKS

An investment in the portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the portfolio. Additionally, the portfolio's yield will vary as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

While the portfolio has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the portfolio's income level and/or share price:

- interest rates could rise sharply, causing the value of the portfolio's investments, and its share price, to drop

- interest rates could drop, thereby reducing the portfolio's yield

- any of the portfolio's holdings could have its credit rating downgraded or could default

- the risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk and regulatory developments relating to the banking industry

- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest

- the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement

What the portfolio is – and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the portfolio's performance from year to year. The table shows average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



5.10	5.19	5.12	4.78	5.98	3.97	1.46	0.70	0.80	2.65
96	97	98	99	00	01	02	03	04	05

Best Quarter:	Q4 '00	**+1.53%**
Worst Quarter:	Q1 '04	**+0.13%**

Average annual total returns *as of 12/31/05*

1 Year	5 Years	10 Years
2.65%	**1.91%**	**3.56%**

For the portfolio's current 7-day yield, call toll-free: **1-800-645-6561**.

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.



EXPENSES

Investors using this portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previously, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

Annual portfolio operating expenses
% of average daily net assets

Management fees	0.50%
Other expenses	0.09%
Total	**0.59%**

Expense example

1 Year	3 Years	5 Years	10 Years
$60	**$189**	**$329**	**$738**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the portfolio during periods when fixed expenses have a significant impact on the portfolio's yield because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of the portfolio's operations.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment adviser

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the portfolio paid Dreyfus a management fee at the annual rate of 0.50% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates and participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following table describes the portfolio's performance for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by participating insurance companies, which are not reflected in the table, would reduce the investment returns that are shown.

| | | *Year Ended December 31,* | | | | |
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income − net	.026	.008	.007	.015	.039
Distributions:	Dividends from investment income − net	(.026)	(.008)	(.007)	(.015)	(.039)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		2.65	.80	.70	1.46	3.97
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.59	.60	.57	.56	.58
Ratio of net expenses to average net assets		.59	.60	.57	.56	.58
Ratio of net investment income to average net assets		2.66	.77	.71	1.44	3.72
Net assets, end of period ($ x 1,000)		131,210	104,229	152,559	196,217	190,449

Account Information



ACCOUNT POLICIES

Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the portfolio's net asset value per share (NAV), which is generally calculated as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. The portfolio also may process purchase and sale orders and calculate its net asset value on days the portfolio's primary trading markets are open and the portfolio's management determines to do so. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: Money Market Portfolio**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio uses the amortized cost method of valuing its investments, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted for discounts or premiums reflected in their purchase price. This method of valuation is designed to enable the portfolio to price its shares at $1.00 per share.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts, or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the portfolio has not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of portfolio shares. Dreyfus also believes that money market funds, such as the portfolio, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the portfolio's shares, which are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners, could increase the portfolio's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the portfolio, which could detract from the portfolio's performance. Accordingly, the portfolio reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved policies and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds or portfolios, which may apply to exchanges from or into the fund or portfolio. If you plan to exchange your portfolio shares for shares of another portfolio or Dreyfus fund, please read the prospectus of that other Dreyfus fund or portfolio for more information.

The portfolio reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions, or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect portfolio operations (for example, if it exceeds 1% of the portfolio's assets)



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends monthly and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

NOTES

NOTES

NOTES

For More Information

Dreyfus Variable Investment Fund
Money Market Portfolio

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance and lists its portfolio holdings. The portfolio's annual and semi-annual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



Dreyfus Variable Investment Fund

Quality Bond Portfolio

Seeks maximum total return, consisting of
capital appreciation and current income,
by investing in fixed-income securities

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Dreyfus Variable Investment Fund
Quality Bond Portfolio

The Portfolio

Contents

The Portfolio

Account Information

For More Information

See back cover.

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and the VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

The portfolio currently offers two classes of shares: Initial shares and Service shares. Policyowners should consult the applicable prospectus of the separate account of the participating insurance company to determine which class of portfolio shares may be purchased by the separate account.

While the portfolio's investment objective and policies may be similar to those of other funds managed by the investment adviser, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the portfolio normally invests at least 80% of its assets in bonds, including corporate bonds, debentures, notes, mortgage-related securities, collateralized mortgage obligations (CMOs), asset-backed securities, convertible debt obligations, preferred stocks, convertible preferred stocks, municipal obligations and zero coupon bonds, that, when purchased, are rated A or better or are the unrated equivalent as determined by Dreyfus, and in securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, including Treasury inflation-protection securities (TIPS).

Concepts to understand

Mortgage-related securities: pools of residential or commercial mortgages whose cash flows are "passed through" to the holders of the securities via monthly payments of interest and principal.

CMO (collateralized mortgage obligation): a security that pools together mortgages and separates them into short-, medium-, and long-term positions (called tranches). Tranches pay different rates of interest depending on their maturity and cash flow predictability.

Bond: an IOU issued by a government or corporation that pays a stated rate of interest and returns the face value on the maturity date.

Bond rating: a ranking of a bond's quality, based on its ability to pay interest and repay principal. Bonds are rated from a high of "AAA" or "Aaa" (highly unlikely to default) through a low of "D" (companies already in default).

Convertible securities: corporate securities, usually preferred stock or bonds, that are exchangeable for a set amount of another form of security, usually common stock, at a preset price.

Credit default swap: a derivative instrument whereby the buyer makes fixed, periodic premium payments to the seller in exchange for being made whole on an agreed-upon amount of principal, should the specified reference entity (i.e., the issuer of a particular security) experience a "credit event" (e.g., failure to pay interest or principal, bankruptcy or restructuring).

The portfolio also may invest in:

- high grade commercial paper of U.S. issuers
- certificates of deposit, time deposits and bankers' acceptances
- fixed-income securities rated lower than A (but not lower than B), at the time of purchase, or the unrated equivalent as determined by Dreyfus
- municipal obligations and zero coupon securities

The portfolio may invest up to 10% of its net assets in bonds issued by foreign issuers that are denominated in foreign currencies, and up to 20% of its net assets in bonds issued by foreign issuers whether denominated in U.S. dollars or in a foreign currency.

The portfolio has no limit with respect to its portfolio maturity or duration.

The portfolio may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to manage interest rate risk, to increase returns, or as part of a hedging strategy. The portfolio may enter into swap agreements, such as credit default swaps, which can be used to transfer the credit risk of a security without actually transferring ownership of the security. To enhance current income, the portfolio also may engage in a series of purchase and sale contracts or forward roll transactions in which the portfolio sells a mortgage-related security, for example, to a financial institution and simultaneously agrees to purchase a similar security from the institution at a later date at an agreed-upon price.



MAIN RISKS

The portfolio's principal risks are discussed below. The value of a shareholder's investment in the portfolio will fluctuate, which means shareholders could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the portfolio's share price. The longer the portfolio's effective maturity and duration, the more the portfolio's share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the portfolio might have to reinvest the proceeds in an investment offering a lower yield. During periods of market liquidity or rising interest rates, prices of the portfolio's "callable" issues are subject to increased price fluctuation.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the portfolio's share price. Although the portfolio invests primarily in bonds rated A or better, a portion of its assets may be invested in high yield ("junk") bonds which involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Liquidity risk.* When there is no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the portfolio's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

- *Market sector risk.* The portfolio's overall risk level will depend on the market sectors in which the portfolio is invested and the current interest rate, liquidity and credit quality of such sectors. The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Inflation-indexed bond risk.* Interest payments on inflation-indexed bonds can be unpredictable and will vary as the principal and/or interest is periodically adjusted based on the rate of inflation. If the index measuring inflation falls, the interest payable on these securities will be reduced. The U.S. Treasury has guaranteed that in the event of a drop in prices, it would repay the par amount of its inflation-indexed bonds. Inflation-indexed bonds issued by corporations generally do not guarantee repayment of principal. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher yielding underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the portfolio's potential price gain in response to falling interest rates, reduce the portfolio's yield, or cause the portfolio's share price to fall. When interest rates rise, the effective duration of the portfolio's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the portfolio's sensitivity to rising rates and its potential for price declines.

- *Foreign investment risk*. The prices and yields of foreign bonds can be affected by political and economic instability or changes in currency exchange rates. The bonds of issuers located in emerging markets can be more volatile and less liquid than those of issuers in more mature economies.

- *Foreign currency risk*. Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the portfolio and denominated in those currencies.

What the portfolio is — and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.

- *Derivatives risk*. The portfolio may use derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes, and interest rates), swaps (including credit default swaps on corporate bonds and asset-backed securities) and other credit derivatives, CMOs, stripped mortgage-backed securities and invest in asset-backed securities. A small investment in derivatives could have a potentially large impact on the portfolio's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the portfolio will not correlate with the underlying instruments or the portfolio's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

Other potential risks

Under adverse market conditions, the portfolio could invest up to all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs. The portfolio's forward roll transactions will increase its portfolio turnover rate.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.

The use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions may magnify the portfolio's gains or losses.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the performance of the portfolio's Initial shares from year to year. The table compares the average annual total returns of each of the portfolio's share classes to those of the Lehman Brothers U.S. Aggregate Index, an unmanaged index of corporate, U.S. government and agency debt instruments, and mortgage-backed and asset-backed securities. Performance for the portfolio's Service shares, which commenced operations on December 31, 2000, is based on the performance of the portfolio's Initial shares prior to that date. The historical performance of the portfolio's Service shares prior to December 31, 2000 has not been adjusted to reflect the higher operating expenses of the Service shares; if these expenses had been reflected, such performance would have been lower. All returns assume reinvestment of dividends and distributions. Of course past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Year-by-year total returns *as of 12/31 each year (%)*

Initial shares



3.13
9.42
5.49
0.18
11.20
6.69
7.76
4.94
3.37
2.48
96
97
98
99
00
01
02
03
04
05

Best Quarter:	**Q4 '00**	**+4.30%**
Worst Quarter:	**Q2 '04**	**-3.34%**

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	10 Years
Initial shares	**2.48%**	**5.03%**	**5.42%**
Service shares	**2.26%**	**4.77%**	**5.29%**
Lehman Brothers U.S. Aggregate Index	**2.43%**	**5.87%**	**6.16%**

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.



EXPENSES

Investors using this portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previous-ly, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

	Initial shares	Service shares
Annual portfolio operating expenses		
% of average daily net assets		
Management fees	0.65%	0.65%
Rule 12b-1 fee	none	0.25%
Other expenses	0.10%	0.09%
Total	**0.75%**	**0.99%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Initial shares	**$77**	**$240**	**$417**	**$930**
Service shares	**$101**	**$315**	**$547**	**$1,213**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of the portfolio's operations. During the past fiscal year, Dreyfus waived a portion of its management fee so that the effective management fee paid by the portfolio was 0.50%, reducing total expenses from 0.75% to 0.60% for Initial shares and from 0.99% to 0.84% for Service shares.

Rule 12b-1 fee: the fee paid to the portfolio's distributor for distributing Service shares, for advertising and marketing related to Service shares, and for providing account service and maintenance for holders of Service shares. The distributor may pay all or part of this fee to participating insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products. Because this fee is paid on an ongoing basis out of portfolio assets attributable to Service shares, over time it will increase the cost of an investment in Service shares and could cost investors more than paying other types of sales charges.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment adviser

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the portfolio paid Dreyfus a management fee at the annual rate of 0.50% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Catherine Powers is the primary portfolio manager of the portfolio. She has held this position since January 2005 and has been employed by Dreyfus since September 2001. Ms. Powers also is a senior portfolio manager for active core strategies, responsible for high grade core and core plus fixed-income strategies, with Standish Mellon Asset Management, LLC, a subsidiary of Mellon Financial and an affiliate of Dreyfus since September 2001. Ms. Powers joined Standish Mellon in 1988.

The Statement of Additional Information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of portfolio shares.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates and participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audit-

ed by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by participating insurance companies, which are not reflected in the tables, would reduce the investment returns that are shown.

				Year Ended December 31,		
Initial shares		**2005**	2004[1]	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		11.42	11.50	11.65	11.37	11.39
Investment operations:	Investment income − net[2]	.39	.37	.35	.54	.65
	Net realized and unrealized gain (loss) on investments	(.11)	.01	.21	.32	.10
Total from investment operations		.28	.38	.56	.86	.75
Distributions:	Dividends from investment income − net	(.41)	(.46)	(.46)	(.58)	(.69)
	Dividends from net realized gain on investments	−	−	(.25)	−	(.08)
Total distributions		(.41)	(.46)	(.71)	(.58)	(.77)
Net asset value, end of period		11.29	11.42	11.50	11.65	11.37
Total Return (%)		2.48	3.37	4.94	7.76	6.69
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.75	.74	.74	.72	.75
Ratio of net expenses to average net assets		.60	.74	.74	.72	.75
Ratio of net investment income to average net assets		3.45	3.30	2.96	4.70	5.57
Portfolio turnover rate		504.21[3]	819.75[3]	898.18[3]	877.87	1,105.61
Net assets, end of period ($ x 1,000)		158,999	171,424	173,534	194,519	191,089

[1] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts; however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.28% to 3.30%. Per-share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.*

[2] *Based on average shares outstanding at each month end.*

[3] *The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2005, December 31, 2004 and December 31, 2003, were 393.37%, 761.92% and 755.08%, respectively.*

Service shares		2005	Year Ended December 31, 2004[1]	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		11.38	11.48	11.62	11.35	11.39
Investment operations:	Investment income − net[2]	.36	.35	.31	.50	.58
	Net realized and unrealized gain (loss) on investments	(.11)	(.01)	.24	.32	.14
Total from investment operations		.25	.34	.55	.82	.72
Distributions:	Dividends from investment income − net	(.38)	(.44)	(.44)	(.55)	(.68)
	Dividends from net realized gain on investments	−	−	(.25)	−	(.08)
Total distributions		(.38)	(.44)	(.69)	(.55)	(.76)
Net asset value, end of period		11.25	11.38	11.48	11.62	11.35
Total Return (%)		2.26	3.05	4.78	7.47	6.37
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.99	.99	.99	.97	1.01
Ratio of net expenses to average net assets		.84	.99	.99	.97	1.01
Ratio of net investment income to average net assets		3.21	3.06	2.66	4.39	5.24
Portfolio turnover rate		504.21[3]	819.75[3]	898.18[3]	877.87	1,105.61
Net assets, end of period ($ x 1,000)		47,757	55,585	60,561	57,966	23,431

[1] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts; however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.03% to 3.06%. Per-share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

[3] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2005, December 31, 2004 and December 31, 2003, were 393.37%, 761.92% and 755.08%, respectively.

Account Information



ACCOUNT POLICIES

Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the net asset value per share (NAV) of the relevant class, which is generally calculated as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: Quality Bond Portfolio/share class**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio's investments generally are valued by one or more independent pricing services approved by the portfolio's board or on the basis of market quotations. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value, the portfolio may value those investments at fair value as determined in accordance with the procedures approved by the portfolio's board. Fair value of investments may be determined by the portfolio's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Using fair value to price investments may result in a value that is different from a security's most recent price and from prices used by other mutual funds to calculate their net asset values. Foreign securities held by the portfolio may trade on days that the portfolio is not open for business, thus affecting the value of the portfolio's assets on days when portfolio investors have no access to the portfolio.

Investments in certain foreign and high yield securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the portfolio's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the portfolio calculates its NAV. If short-term investors in the portfolio were able to take advantage of these arbitrage opportunities, they could dilute the NAV of portfolio shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the portfolio's NAV by short-term traders. While the portfolio has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see below for further information about the portfolio's frequent trading policy.

The portfolio is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm portfolio performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the portfolio's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the portfolio or its operations. Dreyfus and the portfolio will not enter into arrangements with any person or group to permit frequent trading.

The portfolio reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect portfolio operations (for example, if it exceeds 1% of the portfolio's assets)

- refuse any purchase or exchange request, including those from any participating insurance company, individual or group who, in Dreyfus' view, is likely to engage in frequent trading

Transactions in portfolio shares are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners. Dreyfus' ability to monitor the trading activity of these policyowners is limited because their individual transactions in portfolio shares are not disclosed to the portfolio. Accordingly, Dreyfus relies to a significant degree on the participating insurance company to detect and deter frequent trading. The agreement with the participating insurance company includes obligations to comply with all applicable federal and state laws. All participating insurance companies have been sent written reminders of their obligations under the agreements, specifically highlighting rules relating to trading portfolio shares. Further, all participating insurance companies have been requested in writing to notify Dreyfus immediately if, for any reason, they cannot meet their commitment to make portfolio shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Dreyfus supplements the surveillance processes in place at participating insurance companies by monitoring total purchases and redemptions of portfolio shares on a periodic basis. If Dreyfus identifies patterns that may be indicative of frequent trading of large amounts, Dreyfus contacts the participating insurance company for assistance in disaggregating selected omnibus trades into their component parts. When this process identifies multiple roundtrips (i.e., an investment that is substantially liquidated within 60 days), Dreyfus instructs the participating insurance company to temporarily or permanently bar such policyowner's future purchases of portfolio shares if Dreyfus concludes the policyowner is likely to engage in frequent trading. Dreyfus also may instruct the participating insurance company to apply these restrictions across all accounts under common ownership, control or perceived affiliation. In all instances, Dreyfus seeks to make these determinations to the best of its abilities in a manner that it believes is consistent with shareholder interests.

In addition to applying restrictions on future purchases or exchanges, Dreyfus or the participating insurance company may cancel or reverse the purchase or exchange on the business day following the transaction if the participating insurance company's surveillance system identifies the account as one that is likely to engage in frequent trading. Dreyfus may also instruct the participating insurance company to cancel or reverse the purchase or exchange on the following business day if the trade represents a significant amount of the portfolio's assets and Dreyfus has concluded that the account is likely to engage in frequent trading.

To the extent that the portfolio significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the portfolio calculates its NAV. As a result, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these foreign securities at the time the portfolio calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of portfolio shares held by other policyowners. The portfolio has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the portfolio significantly invests in thinly traded high yield securities, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the portfolio to a greater degree than portfolios that invest in highly liquid securities, in part because the portfolio may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of portfolio shares held by other policyowners.

Although the portfolio's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends monthly and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

For More Information

Dreyfus Variable Investment Fund
Quality Bond Portfolio

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and portfolio strategies that significantly affected the portfolio's performance during the last fiscal year. The portfolio's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0120P0506

Dreyfus Variable Investment Fund

Small Company Stock Portfolio

Seeks capital appreciation
by investing in stocks of small companies

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Dreyfus Variable Investment Fund
Small Company Stock Portfolio

The Portfolio

Contents

The Portfolio

Account Information

For More Information

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

The portfolio currently offers two classes of shares: Initial shares and Service shares. Policyowners should consult the applicable prospectus of the separate account of the participating insurance company to determine which class of portfolio shares may be purchased by the separate account.

While the portfolio's investment objective and policies may be similar to those of other funds managed by the investment adviser, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks capital appreciation. To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks of small-capitalization companies. The portfolio may purchase securities of companies in initial public offerings (IPOs) or shortly thereafter. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

In selecting securities, the portfolio manager uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, the portfolio manager generally selects the most attractive of the higher ranked securities and determines those issues that should be sold. The portfolio manager uses a variety of sources, including internal as well as Wall Street research, and company management to stay abreast of current developments.

The portfolio manager manages risk by diversifying portfolio investments across companies and industries, limiting the potential adverse impact from any one stock or industry. The portfolio is structured so that its sector weightings and risk characteristics are similar to those of the S&P SmallCap 600 Index® (S&P SmallCap 600).

Concepts to understand

Small-capitalization companies: generally new and often entrepreneurial companies with market capitalizations ranging between $100 million and $3 billion at the time of purchase. This range may fluctuate depending on changes in the value of the stock market as a whole. Small-cap companies can, if successful, grow faster than larger-cap companies and typically use any profits for expansion rather than for paying dividends. Their share prices are more volatile than those of larger companies. Small companies fail more often.

Computer model: a proprietary model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. The portfolio managers review each of the screens on a regular basis, and maintain the flexibility to adapt the screening criteria to changes in market conditions.

S&P SmallCap 600: an unmanaged index consisting of the stocks of 600 publicly traded U.S. companies chosen for market size, liquidity and industry-group representation. The stocks comprising the S&P SmallCap 600 have market capitalizations generally ranging between $50 million and $3.7 billion.



MAIN RISKS

The portfolio's principal risks are discussed below. The value of a shareholder's investment in the portfolio will fluctuate, sometimes dramatically, which means shareholders could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Smaller company risk.* Small companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the portfolio's ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the portfolio's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Growth and value company risk.* By investing in a mix of growth and value companies, the portfolio assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth companies typically lack the dividend yield that may cushion stock prices in market downturns. Value companies involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the portfolio manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

- *Market sector risk.* The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *IPO risk.* The portfolio may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio's performance depends on a variety of factors, including the number of IPOs the portfolio invests in relative to the size of the portfolio and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.

The portfolio may use derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and foreign currencies). A small investment in derivatives could have a potentially large impact on the portfolio's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the portfolio will not correlate with the underlying instruments or the portfolio's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

The use of leverage, such as engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, may magnify the portfolio's gains or losses.

What the portfolio is – and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the performance of the portfolio's Initial shares from year to year. The table compares the average annual total returns of each of the portfolio's share classes to those of the S&P SmallCap 600, a widely recognized, unmanaged index of small company stock performance. Performance for the portfolio's Service shares, which commenced operations on December 31, 2000, is based on the performance of the portfolio's Initial shares prior to that date. The historical performance of the portfolio's Service shares prior to December 31, 2000 has not been adjusted to reflect the higher operating expenses of the Service shares; if these expenses had been reflected, such performance would have been lower. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Average annual total returns *as of 12/31/05*

	1 Year	5 Years	Since inception of portfolio (5/1/96)
Initial shares	**0.91%**	**6.21%**	**7.54%**
Service shares	**0.77%**	**5.95%**	**7.40%**
S&P SmallCap 600	**7.68%**	**10.76%**	**11.31%***

For comparative purposes, the value of the index on 4/30/96 is used as the beginning value on 5/1/96.

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.

Year-by-year total returns *as of 12/31 each year (%)*

Initial shares



| Best Quarter: | Q2 '03 | +18.24% |
| Worst Quarter: | Q3 '98 | -21.84% |



EXPENSES

Investors using this portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previously, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

	Initial shares	Service shares
Annual portfolio operating expenses		
% of average daily net assets		
Management fees	0.75%	0.75%
Rule 12b-1 fee	none	0.25%
Other expenses	0.24%	0.25%
Total annual portfolio operating expenses	**0.99%**	**1.25%**
Fee waiver and/or expense reimbursement	(0.04%)	(0.30%)
Net operating expenses*	**0.95%**	**0.95%**

* *The Dreyfus Corporation has undertaken, until December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) exceed 0.95%. The undertaking commenced on August 1, 2005, and the application of Dreyfus' fee waiver and/or expense reimbursement for the fiscal year ended December 31, 2005, resulted in net operating expenses being 0.98% and 1.14%, respectively, for the Initial shares and the Service shares.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Initial shares	**$97**	**$311**	**$543**	**$1,209**
Service shares	**$97**	**$367**	**$657**	**$1,485**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The one-year example and the first year of the three-, five- and ten-years examples for Service shares are based on net operating expenses, which reflect the expense waiver/reimbursement by Dreyfus. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of the portfolio's operations.

Rule 12b-1 fee: the fee paid to the portfolio's distributor for distributing Service shares, for advertising and marketing related to Service shares, and for providing account service and maintenance for holders of Service shares. The distributor may pay all or part of this fee to participating insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products. Because this fee is paid on an ongoing basis out of portfolio assets attributable to Service shares, over time it will increase the cost of an investment in Service shares and could cost investors more than paying other types of sales charges.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment adviser

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the portfolio paid Dreyfus a management fee at the annual rate of 0.74% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Dwight Cowden has been the portfolio's primary portfolio manager since February 2003. Mr. Cowden has been a portfolio manager with Dreyfus since April 2002 and was an analyst from 1996 to 2004 with Mellon Bank, N.A. Mr. Cowden is a vice president of Mellon Bank, N.A., which he joined in June 1996.

The Statement of Additional Information provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of portfolio shares.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates and participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audit-ed by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by par-ticipating insurance companies, which are not reflected in the tables, would reduce the investment returns that are shown.

				Year Ended December 31,		
Initial shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		22.66	20.34	14.25	17.79	18.08
Investment operations:	Investment income (loss) − net[1]	(.01)	.00[2]	(.01)	.05	.03
	Net realized and unrealized gain (loss) on investments	.17	3.76	6.12	(3.55)	(.31)
Total from investment operations		.16	3.76	6.11	(3.50)	(.28)
Distributions:	Dividends from investment income − net	−	−	(.02)	(.04)	(.01)
	Dividends from net realized gain on investments	(1.05)	(1.44)	−	−	−
Total distributions		(1.05)	(1.44)	(.02)	(.04)	(.01)
Net asset value, end of period		21.77	22.66	20.34	14.25	17.79
Total Return (%)		.91	18.52	42.94	(19.71)	(1.53)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.99	.95	1.12	.98	1.03
Ratio of net expenses to average net assets		.98	.95	1.12	.98	1.03
Ratio of net investment income (loss) to average net assets		(.03)	.00[3]	(.09)	.28	.16
Portfolio turnover rate		157.60	112.27	171.34	71.76	60.40
Net assets, end of period ($ x 1,000)		39,057	41,534	36,200	25,458	33,341

[1] *Based on average shares outstanding at each month end.*

[2] *Amount represents less than $.01 per share.*

[3] *Amount represents less than .01%.*

Service shares		2005	2004	2003	2002	2001
			Year Ended December 31,			
Per-Share Data ($):						
Net asset value, beginning of period		22.45	20.22	14.20	17.73	18.08
Investment operations:	Investment income (loss) − net[1]	(.04)	(.05)	(.06)	.01	(.03)
	Net realized and unrealized gain (loss) on investments	.17	3.72	6.10	(3.54)	(.31)
Total from investment operations		.13	3.67	6.04	(3.53)	(.34)
Distributions:	Dividends from investment income − net	−	−	(.02)	(.00)[2]	(.01)
	Dividends from net realized gain on investments	(1.05)	(1.44)	−	−	−
Total distributions		(1.05)	(1.44)	(.02)	(.00)[2]	(.01)
Net asset value, end of period		21.53	22.45	20.22	14.20	17.73
Total Return (%)		.77	18.18	42.60	(19.89)	(1.86)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.25	1.20	1.37	1.22	1.39
Ratio of net expenses to average net assets		1.14	1.20	1.37	1.22	1.39
Ratio of net investment income (loss) to average net assets		(.19)	(.25)	(.34)	.04	(.18)
Portfolio turnover rate		157.60	112.27	171.34	71.76	60.40
Net assets, end of period ($ x 1,000)		5,953	6,879	5,559	3,117	1,944

[1] *Based on average shares outstanding at each month end.*

[2] *Amount represents less than $.01 per share.*

Account Information



ACCOUNT POLICIES

Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the net asset value per share (NAV) of the relevant class, which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: Small Company Stock Portfolio/share class**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its NAV), the portfolio may value those investments at fair value as determined in accordance with the procedures approved by the portfolio's board. Fair value of investments may be determined by the portfolio's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the portfolio may trade on days when the portfolio does not calculate its NAV and thus may affect the portfolio's NAV on days when investors have no access to the portfolio.

Investments in certain small-capitalization equity securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the portfolio's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the portfolio calculates its NAV. If short-term investors in the portfolio were able to take advantage of these arbitrage opportunities, they could dilute the NAV of portfolio shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the portfolio's NAV by short-term traders. While the portfolio has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see below for further information about the portfolio's frequent trading policy.

The portfolio is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm portfolio performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the portfolio's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the portfolio or its operations. Dreyfus and the portfolio will not enter into arrangements with any person or group to permit frequent trading.

The portfolio reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any participating insurance company, individual or group who, in Dreyfus' view, is likely to engage in frequent trading

Transactions in portfolio shares are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners. Dreyfus' ability to monitor the trading activity of these policyowners is limited because their individual transactions in portfolio shares are not disclosed to the portfolio. Accordingly, Dreyfus relies to a significant degree on the participating insurance company to detect and deter frequent trading. The agreement with the participating insurance company includes obligations to comply with all applicable federal and state laws. All participating insurance companies have been sent written reminders of their obligations under the agreements, specifically highlighting rules relating to trading portfolio shares. Further, all participating insurance companies have been requested in writing to notify Dreyfus immediately if, for any reason, they cannot meet their commitment to make portfolio shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Dreyfus supplements the surveillance processes in place at participating insurance companies by monitoring total purchases and redemptions of portfolio shares on a periodic basis. If Dreyfus identifies patterns that may be indicative of frequent trading of large amounts, Dreyfus contacts the participating insurance company for assistance in disaggregating selected omnibus trades into their component parts. When this process identifies multiple roundtrips (i.e., an investment that is substantially liquidated within 60 days), Dreyfus instructs the participating insurance company to temporarily or permanently bar such policyowner's future purchases of portfolio shares if Dreyfus concludes the policyowner is likely to engage in frequent trading. Dreyfus also may instruct the participating insurance company to apply these restrictions across all accounts under common ownership, control or perceived affiliation. In all instances, Dreyfus seeks to make these determinations to the best of its abilities in a manner that it believes is consistent with shareholder interests.

In addition to applying restrictions on future purchases or exchanges, Dreyfus or the participating insurance company may cancel or reverse the purchase or exchange on the business day following the transaction if the participating insurance company's surveillance system identifies the account as one that is likely to engage in frequent trading. Dreyfus may also instruct the participating insurance company to cancel or reverse the purchase or exchange on the following business day if the trade represents a significant amount of the portfolio's assets and Dreyfus has concluded that the account is likely to engage in frequent trading.

To the extent that the portfolio significantly invests in thinly traded small-capitalization equity securities, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the portfolio to a greater degree than funds that invest in highly liquid securities, in part because the portfolio may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of portfolio shares held by other policyowners.

Although the portfolio's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from it investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

For More Information

**Dreyfus Variable Investment Fund
Small Company Stock Portfolio**

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and portfolio strategies that significantly affected the portfolio's performance during the last fiscal year. The portfolio's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



Dreyfus Variable Investment Fund

Special Value Portfolio

Seeks maximum total return by investing
in stocks of value companies

PROSPECTUS May 1, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY[SM]

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Dreyfus Variable Investment Fund
Special Value Portfolio

The Portfolio

Contents

The Portfolio

Account Information

For More Information

See back cover.

Portfolio shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts (VA contracts) and variable life insurance policies (VLI policies). Individuals may not purchase shares directly from, or place sell orders directly with, the portfolio. The VA contracts and the VLI policies are described in the separate prospectuses issued by the participating insurance companies, over which the portfolio assumes no responsibility. Conflicts may arise between the interests of VA contract holders and VLI policyholders (collectively, policyowners). The board of trustees will monitor events to identify any material conflicts and, if such conflicts arise, determine what action, if any, should be taken.

The portfolio currently offers two classes of shares: Initial shares and Service shares. Policyowners should consult the applicable prospectus of the separate account of the participating insurance company to determine which class of portfolio shares may be purchased by the separate account.

While the portfolio's investment objective and policies may be similar to those of other funds managed by the investment advisers, the portfolio's investment results may be higher or lower than, and may not be comparable to, those of the other funds.



GOAL/APPROACH

The portfolio seeks to maximize total return, consisting of capital appreciation and current income. To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks. The portfolio's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign companies of any size, including those purchased in initial public offerings or shortly thereafter.

The portfolio managers seek to identify attractively valued companies with current or emerging earnings growth that may not be fully recognized or appreciated by the market. Generally, there are two types of companies which may exhibit the characteristics the portfolio managers are seeking. The first type is a company that is out of favor with investors but which the portfolio managers expect will experience an improved earnings cycle over the next 12 to 18 months due to corporate restructuring, new product development, an industry cycle turn, increased management focus on shareholder value or improving balance sheet and cash flow. The second type is a company currently delivering good growth characteristics but which the portfolio managers believe is being mispriced by the market based on short-term earnings results relative to "street" expectations or market uncertainty regarding sustainability of earnings growth.

The portfolio managers may sell investments when price objectives are reached, the risk/reward outlook changes, or a company's fundamentals change. Certain securities may be acquired from time to time in an effort to earn short-term profits.

The portfolio also may invest in bonds that offer opportunities for capital growth. These bonds may be investment grade or below investment grade in quality.

The portfolio may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to manage interest rate risk, to increase returns, or as part of a hedging strategy. The portfolio also may engage in short-selling, typically for hedging purposes, such as to limit exposure to a possible market decline in the value of its portfolio securities.

Concepts to understand

Value companies: companies that appear underpriced according to certain financial measurements of their intrinsic worth or business prospects (such as price-to-earnings or price-to-book ratios). Because a stock can remain undervalued for years, value investors often look for factors that could trigger a rise in price.



MAIN RISKS

The portfolio's principal risks are discussed below. The value of a shareholder's investment in the portfolio will fluctuate, sometimes dramatically, which means shareholders could lose money.

- *Market risk.* The market value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. A security's market value also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Value stock risk.* Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the portfolio manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the portfolio's performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

- *Market sector risk.* The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Smaller company risk.* Small and midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the portfolio's ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the portfolio's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Foreign investment risk.* To the extent the portfolio invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the portfolio and denominated in those currencies.

- *IPO risk.* The portfolio may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio's performance depends on a variety of factors, including the number of IPOs the portfolio invests in relative to the size of the portfolio and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Derivatives risk.* The portfolio may use derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). A small investment in derivatives could have a potentially large impact on the portfolio's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the portfolio will not correlate with the underlying instruments or the portfolio's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.

What the portfolio is – and isn't

The portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in the portfolio is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. Shareholders could lose money in the portfolio, but shareholders also have the potential to make money.

- *Short sale risk.* The portfolio may make short sales, which involves selling a security it does not own in anticipation that the security's price will decline. Short sales expose the portfolio to the risk that it will be required to buy the security sold short (also known as ''covering'' the short position) at a time when the security has appreciated in value, thus resulting in a loss to the portfolio.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.

To the extent the portfolio invests in bonds, such investments will be subject to interest rate risk and credit risk. Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and accordingly, the portfolio's share price. Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the portfolio's share price. The prices of high yield (''junk'') bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.

The use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, may magnify the portfolio's gains or losses.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the performance of the portfolio's Initial shares from year to year. The table compares the average annual total returns of each of the portfolio's share classes to those of the Russell 1000 Value Index, an unmanaged broad-based index that measures value stock performance. Performance for the portfolio's Service shares, which commenced operations on December 31, 2000, is based on the performance of the portfolio's Initial shares prior to that date. The historical performance of the portfolio's Service shares prior to December 31, 2000 has not been adjusted to reflect the higher operating expenses of the Service shares; if these expenses had been reflected, such performance would have been lower. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary due to differences in expenses.

Additional costs

Performance information reflects the portfolio's expenses only and does not reflect the fees and charges imposed by participating insurance companies under their VA contracts or VLI policies. Because these fees and charges will reduce total return, policyowners should consider them when evaluating and comparing the portfolio's performance. Policyowners should consult the prospectus for their contract or policy for more information.

Year-by-year total returns* *as of 12/31 each year (%)*

Initial shares



Best Quarter:	**Q2 '03**	**+18.38%**
Worst Quarter:	**Q3 '02**	**-17.07%**

Average annual total returns* *as of 12/31/05*

	1 Year	5 Years	10 Years
Initial shares	**5.34%**	**4.12%**	**6.66%**
Service shares	**5.28%**	**4.02%**	**6.61%**
Russell 1000 Value Index	**7.05%**	**5.28%**	**10.94%**

* Jennison Associates LLC became the portfolio's sub-investment adviser effective September 17, 2002.

4



EXPENSES

Investors using the portfolio to fund a VA contract or VLI policy will pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the portfolio's share price. As with the performance information given previously, these figures do not reflect any fees or charges imposed by participating insurance companies under their VA contracts or VLI policies.

Fee table

	Initial shares	Service shares
Annual portfolio operating expenses		
% of average daily net assets		
Management fees	0.75%	0.75%
Rule 12b-1 fee	none	0.25%
Other expenses	0.19%	0.19%
Total annual portfolio operating expenses	**0.94%**	**1.19%**
Fee waiver and/or expense reimbursement	(0.01%)	(0.19%)
Net operating expenses*	**0.93%**	**1.00%**

* *The Dreyfus Corporation has undertaken, until December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) exceed 1.00%. For the fiscal year ended December 31, 2005, the application of Dreyfus' fee waiver and/or expense reimbursement resulted in net operating expenses being 0.93% for the portfolio's Initial shares.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Initial shares	**$95**	**$299**	**$519**	**$1,154**
Service shares	**$102**	**$359**	**$636**	**$1,426**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. This example does not reflect fees and expenses incurred under VA contracts and VLI policies; if they were reflected, the figures in the example would be higher. The one-year number and the first year of the three-, five- and ten-years numbers for Service shares are based on net operating expenses, which reflect the expense waiver/reimbursement by Dreyfus. The figures shown would be the same whether investors sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of the portfolio's operations.

Rule 12b-1 fee: the fee paid to the portfolio's distributor for distributing Service shares, for advertising and marketing related to Service shares, and for providing account service and maintenance for holders of Service shares. The distributor may pay all or part of this fee to participating insurance companies and the broker-dealer acting as principal underwriter for their variable insurance products. Because this fee is paid on an ongoing basis out of portfolio assets attributable to Service shares, over time it will increase the cost of an investment in Service shares and could cost investors more than paying other types of sales charges.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The portfolio also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the portfolio.



MANAGEMENT

Investment advisers

The investment adviser for the portfolio is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $172 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the portfolio paid Dreyfus a management fee at the annual rate of 0.74% of the portfolio's average daily net assets. A discussion regarding the basis for the board's approving the portfolio's investment advisory agreement with Dreyfus is available in the portfolio's semiannual report for the six months ended June 30, 2005. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $4.7 trillion in assets under management, administration or custody, including $781 billion under management.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Dreyfus has engaged Jennison Associates LLC (Jennison), to serve as the portfolio's sub-investment adviser. Jennison, located at 466 Lexington Avenue, New York, New York 10017, was formed in 1969 and, as of December 31, 2005, managed approximately $72 billion in discretionary accounts.

The portfolio's primary portfolio managers are Mark G. DeFranco and Brian M. Gillott. They have been the portfolio's primary portfolio managers since September 2002. They both joined Jennison in 1998 and are senior vice presidents, and have been equity portfolio managers and research analysts of Jennison since 2000.

The Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of portfolio shares.

Distributor

The portfolio's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the portfolio or provide other services. Such payments are in addition to any 12b-1 fees or other expenses paid by the portfolio. These additional payments may be made to intermediaries, including affiliates and participating insurance companies, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the portfolio on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the portfolio to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of portfolio shares or the provision of services to the portfolio.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The portfolio, Dreyfus, Jennison and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the portfolio. Each of the Dreyfus and Jennison code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the respective code's preclearance and disclosure procedures. The primary purpose of the respective code is to ensure that personal trading by employees of Dreyfus or Jennison does not disadvantage any fund managed by Dreyfus or Jennison, as the case may be.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. Certain information reflects financial results for a single portfolio share. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the portfolio's financial statements, is included in the annual report, which is available upon request. Keep in mind that fees and charges imposed by participating insurance companies, which are not reflected in the tables, would reduce the investment returns that are shown.

		Year Ended December 31,				
Initial shares		**2005**	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		14.63	14.39	11.04	13.07	14.65
Investment operations:	Investment income − net[1]	.07	.07	.03	.10	.14
	Net realized and unrealized gain (loss) on investments	.68	1.82	3.43	(2.09)	(1.30)
Total from investment operations		.75	1.89	3.46	(1.99)	(1.16)
Distributions:	Dividends from investment income − net	(.02)	(.10)	(.11)	(.04)	(.11)
	Dividends from net realized gain on investments	(.38)	(1.55)	−	−	(.31)
Total distributions		(.40)	(1.65)	(.11)	(.04)	(.42)
Net asset value, end of period		14.98	14.63	14.39	11.04	13.07
Total Return (%)		5.34	13.08	31.74	(15.28)	(7.97)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.94	.93	1.01	.99	.91
Ratio of net expenses to average net assets		.93	.91	.97	.92	.90
Ratio of net investment income to average net assets		.48	.50	.23	.81	1.00
Portfolio turnover rate		83.27	90.27	108.01	148.29	59.85
Net assets, end of period ($ x 1,000)		24,926	28,949	31,557	27,255	39,854

[1] *Based on average shares outstanding at each month end.*

Service shares			*Year Ended December 31,*				
		2005	2004	2003	2002	2001
Per-Share Data ($):						
Net asset value, beginning of period		14.59	14.36	11.02	13.05	14.65
Investment operations:	Investment income − net[1]	.06	.06	.02	.08	.12
	Net realized and unrealized gain (loss) on investments	.68	1.80	3.43	(2.07)	(1.31)
Total from investment operations		.74	1.86	3.45	(1.99)	(1.19)
Distributions:	Dividends from investment income − net	(.01)	(.08)	(.11)	(.04)	(.10)
	Dividends from net realized gain on investments	(.38)	(1.55)	−	−	(.31)
Total distributions		(.39)	(1.63)	(.11)	(.04)	(.41)
Net asset value, end of period		14.94	14.59	14.36	11.02	13.05
Total Return (%)		5.28	12.96	31.71	(15.32)	(8.17)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.19	1.18	1.27	1.26	1.24
Ratio of net expenses to average net assets		1.00	1.00	1.00	.99	1.00
Ratio of net investment income to average net assets		.41	.42	.21	.69	.92
Portfolio turnover rate		83.27	90.27	108.01	148.29	59.85
Net assets, end of period ($ x 1,000)		5,201	5,316	5,196	3,910	2,585

[1] *Based on average shares outstanding at each month end.*

Account Information


Buying/Selling shares

Portfolio shares may be purchased or sold (redeemed) by separate accounts of participating insurance companies. Policyowners should consult the prospectus of the separate account of the participating insurance company for more information about buying or selling portfolio shares.

The price for portfolio shares is the net asset value per share (NAV) of the relevant class, which is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Purchase and sale orders from separate accounts received in proper form by the participating insurance company on a given business day are priced at the NAV calculated on such day, provided that the orders are received by the portfolio in proper form on the next business day. The participating insurance company is responsible for properly transmitting purchase and sale orders.

Wire purchase payments may be made if the bank account of the participating insurance company is in a bank that is a member of the Federal Reserve System or any other bank having a correspondent bank in New York City. Immediately available funds may be transmitted by wire to The Bank of New York (DDA#8900337605/**Dreyfus Variable Investment Fund: Special Value Portfolio/share class**), for purchase of portfolio shares. The wire must include the portfolio account number (for new accounts, a taxpayer identification number should be included instead), account registration and dealer number, if applicable, of the participating insurance company.

The portfolio's investment are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its NAV), the portfolio may value those investments at fair value as determined in accordance with the procedures approved by the portfolio's board. Fair value of investments may be determined by the portfolio's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by the portfolio may trade on days when the portfolio does not calculate its NAV and thus may affect the portfolio's NAV on days when investors have no access to the portfolio.

Investments in certain foreign and small-capitalization equity securities and certain other thinly traded securities may provide short-term traders arbitrage opportunities with respect to the portfolio's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the portfolio calculates its NAV. If short-term investors in the portfolio were able to take advantage of these arbitrage opportunities, they could dilute the NAV of portfolio shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the portfolio's NAV by short-term traders. While the portfolio has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see below for further information about the portfolio's frequent trading policy.

The portfolio is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm portfolio performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the portfolio's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the portfolio or its operations. Dreyfus and the portfolio will not enter into arrangements with any person or group to permit frequent trading.

The portfolio reserves the right to:

· change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

· change its minimum or maximum investment amounts

· delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

· "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect portfolio operations (for example, if it exceeds 1% of the portfolio's assets)

· refuse any purchase or exchange request, including those from any participating insurance company, individual or group who, in Dreyfus' view, is likely to engage in frequent trading

Transactions in portfolio shares are processed by the participating insurance companies using omnibus accounts that aggregate the trades of multiple policyowners. Dreyfus' ability to monitor the trading activity of these policyowners is limited because their individual transactions in portfolio shares are not disclosed to the portfolio. Accordingly, Dreyfus relies to a significant degree on the participating insurance company to detect and deter frequent trading. The agreement with the participating insurance company includes obligations to comply with all applicable federal and state laws. All participating insurance companies have been sent written reminders of their obligations under the agreements, specifically highlighting rules relating to trading portfolio shares. Further, all participating insurance companies have been requested in writing to notify Dreyfus immediately if, for any reason, they cannot meet their commitment to make portfolio shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Dreyfus supplements the surveillance processes in place at participating insurance companies by monitoring total purchases and redemptions of portfolio shares on a periodic basis. If Dreyfus identifies patterns that may be indicative of frequent trading of large amounts, Dreyfus contacts the participating insurance company for assistance in disaggregating selected omnibus trades into their component parts. When this process identifies multiple roundtrips (i.e., an investment that is substantially liquidated within 60 days), Dreyfus instructs the participating insurance company to temporarily or permanently bar such policyowner's future purchases of portfolio shares if Dreyfus concludes the policyowner is likely to engage in frequent trading. Dreyfus also may instruct the participating insurance company to apply these restrictions across all accounts under common ownership, control or perceived affiliation. In all instances, Dreyfus seeks to make these determinations to the best of its abilities in a manner that it believes is consistent with shareholder interests.

In addition to applying restrictions on future purchases or exchanges, Dreyfus or the participating insurance company may cancel or reverse the purchase or exchange on the business day following the transaction if the participating insurance company's surveillance system identifies the account as one that is likely to engage in frequent trading. Dreyfus may also instruct the participating insurance company to cancel or reverse the purchase or exchange on the following business day if the trade represents a significant amount of the portfolio's assets and Dreyfus has concluded that the account is likely to engage in frequent trading.

To the extent that the portfolio significantly invests in foreign securities traded on markets that close before the portfolio calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the portfolio calculates its NAV. As a result, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these foreign securities at the time the portfolio calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of portfolio shares held by other policyowners. The portfolio has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the portfolio significantly invests in thinly traded small-capitalization equity securities, certain policyowners may seek to trade portfolio shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the portfolio to a greater degree than funds that invest in highly liquid securities, in part because the portfolio may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of portfolio shares held by other policyowners.

Although the portfolio's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DISTRIBUTIONS AND TAXES

The portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The portfolio normally pays dividends and distributes capital gains annually. Portfolio dividends and capital gain distributions will be reinvested in the portfolio unless the participating insurance company instructs otherwise.

Since the portfolio's shareholders are the participating insurance companies and their separate accounts, the tax treatment of dividends and distributions will depend on the tax status of the participating insurance company. Accordingly, no discussion is included as to the federal personal income tax consequences to policyowners. For this information, policyowners should consult the prospectus of the separate account of the participating insurance company or their tax advisers.

Participating insurance companies should consult their tax advisers about federal, state and local tax consequences.

Who the shareholders are

The participating insurance companies and their separate accounts are the shareholders of the portfolio. From time to time, a shareholder may own a substantial number of portfolio shares. The sale of a large number of shares could hurt the portfolio's NAV.



EXCHANGE PRIVILEGE

Policyowners may exchange shares of a class for shares of other portfolios or funds offered by the VA contracts or VLI policies through the insurance company separate accounts subject to the terms and conditions set forth in the prospectuses of such VA contracts or VLI policies. Policyowners should refer to the applicable insurance company prospectus for more information on exchanging portfolio shares.

For More Information

Dreyfus Variable Investment Fund
Special Value Portfolio

More information on the portfolio is available free upon request, including the following:

Annual/Semiannual Report

Describes the portfolio's performance, lists portfolio holdings and contains a letter from the portfolio manager(s) discussing recent market conditions, economic trends and portfolio strategies that significantly affected the portfolio's performance during the last fiscal year. The portfolio's most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the portfolio and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The portfolio will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the portfolio files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the portfolio will publicly disclose at **www.dreyfus.com** its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the portfolio's policies and procedures with respect to the disclosure of the portfolio's portfolio securities is available in the portfolio's SAI.

SEC file number: 811-5125

To obtain information:

By telephone
Call 1-800-554-4611 or 516-338-3300

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144
Attn: Institutional Servicing

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



_____

DREYFUS VARIABLE INVESTMENT FUND
APPRECIATION PORTFOLIO
BALANCED PORTFOLIO
DEVELOPING LEADERS PORTFOLIO
DISCIPLINED STOCK PORTFOLIO
GROWTH AND INCOME PORTFOLIO
INTERNATIONAL EQUITY PORTFOLIO
INTERNATIONAL VALUE PORTFOLIO
LIMITED TERM HIGH YIELD PORTFOLIO
MONEY MARKET PORTFOLIO
QUALITY BOND PORTFOLIO
SMALL COMPANY STOCK PORTFOLIO
SPECIAL VALUE PORTFOLIO

STATEMENT OF ADDITIONAL INFORMATION
MAY 1, 2006
FOR INITIAL SHARES AND SERVICE SHARES
_____

        This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the relevant current Prospectus dated May 1, 2006 of the Appreciation, Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Limited Term High Yield, Money Market, Quality Bond, Developing Leaders, Small Company Stock and Special Value Portfolios, each a separate series (each, a "Fund," and collectively, the "Funds") of Dreyfus Variable Investment Fund (the "Company"), as each Prospectus may be revised from time to time. To obtain a copy of the relevant Fund's Prospectus, please write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or call 1-800-554-4611 or 516-338-3300.

        Fund shares are offered only to variable annuity and variable life insurance separate accounts established by insurance companies ("Participating Insurance Companies") to fund variable annuity contracts ("VA contracts") and variable life insurance policies ("VLI policies," and together with VA contracts, the "Policies"). Individuals may not purchase shares of any Fund directly from the Company. The Policies are described in the separate prospectuses issued by the Participating Insurance Companies.

        Each Fund (except the Money Market Portfolio) currently offers two classes of shares: Initial shares and Service shares. VA contract holders and VLI policy holders should consult the applicable prospectus of the separate account of the Participating Insurance Company to determine which class of Fund shares may be purchased by the separate account.

        The most recent Annual Report and Semi-Annual Report to Shareholders for each Fund are separate documents supplied with this Statement of Additional Information, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the Annual Report are incorporated by reference into this Statement of Additional Information.

TABLE OF CONTENTS

DESCRIPTION OF THE COMPANY AND FUNDS

The Company is a Massachusetts business trust that commenced operations on August 31, 1990. Each Fund is a separate series of the Company, an open-end management investment company, known as a mutual fund. Each of the Appreciation, Balanced, Disciplined Stock, International Value, Limited Term High Yield, Money Market, Quality Bond, Developing Leaders, Small Company Stock and Special Value Portfolios is a diversified fund, which means that, with respect to 75% of the Fund's total assets, the Fund will not invest more than 5% of its assets in the securities of any single issuer nor hold more than 10% of the outstanding voting securities of any single issuer (other than in each case, securities of other investment companies, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities). Each of the Growth and Income and International Equity Portfolios is a non-diversified fund, which means that the proportion of the Fund's assets that may be invested in the securities of a single issuer is not limited by the Investment Company Act of 1940, as amended (the "1940 Act").

The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each Fund's investment adviser. The Manager has engaged Fayez Sarofim & Co. ("Sarofim") to serve as the sub-investment adviser of the Appreciation Portfolio, Wisconsin Capital Management, LLC ("Wisconsin Capital"), to serve as the sub-investment adviser of the Balanced Portfolio, Newton Capital Management Limited ("Newton") to serve as the sub-investment adviser of the International Equity Portfolio and Jennison Associates LLC ("Jennison") to serve as the sub-investment adviser of the Special Value Portfolio. Sarofim, Wisconsin Capital, Newton and Jennison provide day-to-day management of the investments of the Appreciation Portfolio, Balanced Portfolio, International Equity Portfolio and Special Value Portfolio, respectively, subject to the supervision of the Manager. Sarofim, Wisconsin Capital, Newton and Jennison are also referred to in this Statement of Additional Information as a "Sub-Adviser."

Dreyfus Service Corporation (the "Distributor") is the distributor of each Fund's shares.

Certain Portfolio Securities

The following information supplements (except as noted) and should be read in conjunction with the relevant Fund's Prospectus.

Common and Preferred Stocks. (All Funds except for the Money Market Portfolio) Stocks represent shares of ownership in a company. Generally, preferred stock has a specified dividend and ranks after bonds and before common stocks in its claim on income for dividend payments and on assets should the company be liquidated. After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company's stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities. While most preferred stocks pay a dividend, the Fund may purchase preferred stock where the issuer has omitted, or is in danger of omitting, payment of its dividend. Such investments would be made primarily for their capital appreciation potential. The Fund may purchase trust preferred securities which are preferred stocks issued by a special purpose trust subsidiary backed by subordinated debt of the corporate parent. These securities typically bear a market rate coupon comparable to interest rates available on debt of a similarly rated company. Holders of the trust preferred securities have limited voting rights to control the activities of the trust and no voting rights with respect to the parent company.

Corporate Debt Securities. (All Funds) Corporate debt securities include corporate bonds, debentures, notes and other similar instruments, including certain convertible securities. Debt securities may be acquired with warrants attached. Corporate income-producing securities also may include forms of preferred or preference stock. The rate of interest on a corporate debt security may be fixed, floating or variable, and may vary inversely with respect to a reference rate such as interest rates or other financial indications. The rate of return or return of principal on some debt obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.

Depositary Receipts. (Appreciation, Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Quality Bond, Special Value and Small Company Stock Portfolios) Each of these Funds may invest in the securities of foreign issuers in the form of American Depositary Receipts and American Depositary Shares (collectively, "ADRs"), Global Depositary Receipts and Global Depositary Shares (collectively, "GDRs"), New York Shares and other forms of depositary receipts. These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. GDRs are receipts issued outside the United States typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities. Generally, ADRs in registered form are designed for use in the United States securities markets and GDRs in bearer form are designed for use outside the United States. New York Shares are securities of foreign companies that are issued for trading in the United States.

These securities may be purchased through "sponsored" or "unsponsored" facilities. A sponsored facility is established jointly by the issuer of the underlying security and a depositary. A depositary may establish an unsponsored facility without participation by the issuer of the deposited security. Holders of unsponsored depositary receipts generally bear all the costs of such facilities and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

Foreign Government Obligations; Securities of Supranational Entities. (All Funds) Each Fund may invest in obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities that are determined by the Manager (and, if applicable, the Fund's sub-investment adviser) to be of comparable quality to the other obligations in which the Fund may invest. Such securities also include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. Examples include the

International Bank for Reconstruction and Development (the World Bank), the European Coal and Steel Community, the Asian Development Bank and the InterAmerican Development Bank.

Investment Companies. (All Funds) Each Fund may invest in securities issued by investment companies. Under the 1940 Act, a Fund's investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets in the aggregate. As a shareholder of another investment company, the Funds would bear, along with other shareholders, its pro rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory fee and other expenses that the Fund bears directly in connection with its own operations. Each Fund also may invest its uninvested cash reserves, or cash it receives as collateral from borrowers of its portfolio securities in connection with the Fund's securities lending program, in shares of one or more money market funds advised by the Manager. Such investments will not be subject to the limitations described above, except that a Fund's aggregate investment of uninvested cash reserves in such money market funds may not exceed 25% of its total assets. See "Lending Portfolio Securities."

Exchange-Traded Funds. (Appreciation, Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Developing Leaders, Small Company Stock and Special Value Portfolios) Each of these Funds may invest in shares of exchange-traded funds (collectively, "ETFs"), which are designed to provide investment results corresponding to a securities (or commodities) index. These may include Standard & Poor's Depositary Receipts ("SPDRs"), DIAMONDS, Nasdaq-100 Index Tracking Stock (also referred to as "Nasdaq 100 Shares") and iShares exchange-traded funds ("iShares"). ETFs are usually either units of beneficial interest in an investment trust or represent undivided ownership interests in a portfolio of securities, in each case with respect to a portfolio of all or substantially all of the component securities (or commodities) of, and in substantially the same weighting as, the relevant benchmark index. The benchmark indices of SPDRs, DIAMONDS and Nasdaq-100 Shares are the Standard & Poor's 500 Stock Index, the Dow Jones Industrial Average and the Nasdaq-100 Index, respectively. The benchmark index for iShares varies, generally corresponding to the name of the particular iShares fund. ETFs are designed to provide investment results that generally correspond to the price and yield performance of the component securities (or commodities) of the benchmark index. ETFs are listed on an exchange and trade in the secondary market on a per-share basis.

The values of ETFs are subject to change as the values of their respective component securities (or commodities) fluctuate according to market volatility. Investments in ETFs that are designed to correspond to an equity index involve certain inherent risks generally associated with investments in a broadly based portfolio of common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of ETFs invested in by a Fund. Moreover, a Fund's investments in ETFs may not exactly match the performance of a direct investment in the respective indices to which they are intended to correspond due to the temporary unavailability of certain index securities in the secondary market or other extraordinary circumstances, such as discrepancies with respect to the weighting of securities.

Money Market Instruments. (All Funds) Each Fund may invest in the following types of money market instruments.

U.S. Government Securities--Each Fund may invest in U.S. Treasury securities which include Treasury Bills, Treasury Notes and Treasury Bonds that differ in their interest rates, maturities and times of issuance. Treasury Bills have initial maturities of one year or less; Treasury Notes have initial maturities of one to ten years; and Treasury Bonds generally have initial maturities of greater than ten years. In addition to U.S. Treasury securities, each Fund may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others by the right of the issuer to borrow from the Treasury; others by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. While the U.S. Government currently provides financial support to such U.S. Government-sponsored agencies and instrumentalities, no assurance can be given that it will always do so since it is not so obligated by law. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to timely payment of interest and principal when held to maturity. Neither the market value of such securities nor the Fund's share price is guaranteed.

Repurchase Agreements--Each Fund may enter into repurchase agreements with certain banks or non-bank dealers. In a repurchase agreement, the Fund buys, and the seller agrees to repurchase, a security at a mutually agreed upon time and price (usually within seven days). The repurchase agreement thereby determines the yield during the purchaser's holding period, while the seller's obligation to repurchase is secured by the value of the underlying security. The Fund's custodian or sub-custodian will have custody of, and will segregate securities acquired by the Fund under a repurchase agreement. Repurchase agreements are considered by the staff of the Securities and Exchange Commission to be loans by the Fund that enters into them. Repurchase agreements could involve risks in the event of a default or insolvency of the other party to the agreement, including possible delays or restrictions upon the Fund's ability to dispose of the underlying securities. In an attempt to reduce the risk of incurring a loss on a repurchase agreement, the Fund will enter into repurchase agreements only with domestic banks with total assets in excess of $1 billion, or primary government securities dealers reporting to the Federal Reserve Bank of New York, with respect to securities of the type in which the Fund may invest or government securities regardless of their remaining maturities, and will require that additional securities be deposited with it if the value of the securities purchased should decrease below resale price.

Bank Obligations--Each Fund may purchase certificates of deposit, time deposits, bankers' acceptances and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign subsidiaries or foreign branches of domestic banks, and domestic and foreign branches of foreign banks, the Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers.

Certificates of deposit ("CDs") are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.

Time deposits ("TDs") are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate.

Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations bearing fixed, floating or variable interest rates.

Commercial Paper and Other Short-Term Corporate Obligations--Each Fund may purchase commercial paper consisting of short-term, unsecured promissory notes issued to finance short-term credit needs. The commercial paper purchased by the Fund will consist only of direct obligations issued by domestic and foreign entities. The other corporate obligations in which the Fund may invest consist of high quality, U.S. dollar denominated short-term bonds and notes issued by domestic and foreign corporations, including banks. These instruments also include variable amount master demand notes, which are obligations that permit the Fund to invest fluctuating amounts at varying rates of interest pursuant to direct arrangements between the Fund, as lender, and the borrower. These notes permit daily changes in the amounts borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest, at any time. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand.

Participation Interests--Each Fund may purchase from financial institutions participation interests in securities in which the Fund may invest. A participation interest gives the Fund an undivided interest in the security in the proportion that the Fund's participation interest bears to the total principal amount of the security. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 13 months or less. If the participation interest is unrated, or has been given a rating below that which is permissible for purchase by the Fund, the participation interest will be backed by an irrevocable letter of credit or guarantee of a bank, or the payment obligation otherwise will be collateralized by U.S. Government securities, or, in the case of unrated participation interests, the Manager (and, if applicable, the Fund's sub-investment adviser) must have determined that the instrument is of comparable quality to those instruments in which the Fund may invest.

Convertible Securities. (Appreciation, Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Limited Term High Yield, Quality Bond, Special Value, Developing Leaders and Small Company Stock Portfolios) Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities have characteristics similar to both fixed-income and equity securities.

Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock of the same issuer. Because of the subordination feature, however, convertible securities typically have lower ratings than similar non-convertible securities.

Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer.

Convertible securities provide for a stable stream of income with generally higher yields than common stocks, but there can be no assurance of current income because the issuers of the convertible securities may default on their obligations. A convertible security, in addition to providing fixed income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock. There can be no assurance of capital appreciation, however, because securities prices fluctuate. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation.

Warrants. (Appreciation, Balanced, Growth and Income, International Equity, International Value, Special Value, Developing Leaders and Small Company Stock Portfolios) A warrant is a form of derivative that gives the holder the right to subscribe to a specified amount of the issuing corporation's capital stock at a set price for a specified period of time. Each of these Funds may invest up to 5% (2% in the case of the Appreciation, Developing Leaders and Special Value Portfolios) of its net assets in warrants, except that this limitation does not apply to warrants purchased by the Fund that are sold in units with, or attached to, other securities. Included in such amount, but not to exceed 2% of the value of the Fund's net assets, may be warrants which are not listed on the New York or American Stock Exchange.

Municipal Obligations. (Quality Bond, Limited Term High Yield, and Growth and Income Portfolios) Municipal obligations are debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, or multistate agencies or authorities, and certain specified entities, generally to obtain funds for various public purposes, and include certain industrial development bonds issued by or on behalf of public authorities. Municipal obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Industrial development bonds, in most cases, are revenue bonds and generally do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal obligations bear fixed, floating or variable rates of interest, which are determined in some instances by formulas under which the municipal obligation's interest rate will change directly or inversely to changes in interest rates or an index, or multiples thereof, in many cases subject to a maximum and minimum. Certain municipal obligations are subject to redemption at a date earlier than their stated maturity pursuant to call options, which may be separated from the related municipal obligation and purchased and sold separately. Each of these Funds also may acquire call options on specific municipal obligations. The Fund generally would purchase these call options to protect the Fund from the issuer of the related municipal obligation redeeming, or other holder of the call option from calling away, the municipal obligation before maturity.

While, in general, municipal obligations are tax exempt securities having relatively low yields as compared to taxable, non-municipal obligations of similar quality, certain municipal obligations are taxable obligations offering yields comparable to, and in some cases greater than, the yields available on other permissible Fund investments. Dividends received by shareholders on Fund shares which are attributable to interest income received by the Fund from municipal obligations generally will be subject to Federal income tax. The Fund may invest in municipal obligations, the ratings of which correspond with the ratings of other permissible Fund investments. Each of these Funds currently intends to invest no more than 25% of its assets in municipal obligations. However, this percentage may be varied from time to time without shareholder approval.

Mortgage-Related Securities. (Balanced, Growth and Income, Limited Term High Yield and Quality Bond Portfolios) Mortgage-related securities are a form of derivative collateralized by pools of commercial or residential mortgages. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-related and private organizations. These securities may include complex instruments such as collateralized mortgage obligations and stripped mortgage-backed securities, mortgage pass-through securities, interests in real estate mortgage investment conduits ("REMICs"), adjustable rate mortgages, real estate investment trusts ("REITs"), or other kinds of mortgage-backed securities, including those with fixed, floating and variable interest rates, those with interest rates that change based on multiples of changes in a specified index of interest rates and those with interest rates that change inversely to changes in interest rates, as well as those that do not bear interest. See "Certain Investment Considerations and Risks" below.

Residential Mortgage-Related Securities--A Fund may invest in mortgage-related securities representing participation interests in pools of one- to four-family residential mortgage loans issued or guaranteed by governmental agencies or instrumentalities, such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"), or issued by private entities. Residential mortgage-related securities may be issued using a variety of structures, including multi-class structures featuring senior and subordinated classes.

Mortgage-related securities issued by GNMA include GNMA Mortgage Pass-Through Certificates (also know as "Ginnie Maes") which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Mortgage-related securities issued by FNMA include FNMA Guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of FNMA and are not backed by or entitled to the full faith and credit of the United States. Fannie Maes are guaranteed as to timely payment of principal and interest by FNMA. Mortgage-related securities issued by FHLMC include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "PCs"). Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Bank and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

Commercial Mortgage-Related Securities--A Fund may invest in commercial mortgage-related securities which generally are multi-class debt or pass-through certificates secured by mortgage loans on commercial properties. These mortgage-related securities generally are constructed to provide protection to the senior classes investors against potential losses on the underlying mortgage loans. This protection generally is provided by having the holders of subordinated classes of securities ("Subordinated Securities") take the first loss if there are defaults on the underlying commercial mortgage loans. Other protection, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, additional Subordinated Securities, cross-collateralization and over-collateralization.

Subordinated Securities--A Fund may invest in Subordinated Securities issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. Subordinated Securities have no governmental guarantee, and are subordinated in some manner as to the payment of principal and/or interest to the holders of more senior mortgage-related securities arising out of the same pool of mortgages. The holders of Subordinated Securities typically are compensated with a higher stated yield than are the holders of more senior mortgage-related securities. On the other hand, Subordinated Securities typically subject the holder to greater risk than senior mortgage-related securities and tend to be rated in a lower rating category, and frequently a substantially lower rating category, than the senior mortgage-related securities issued in respect of the same pool of mortgage. Subordinated Securities generally are likely to be more sensitive to changes in prepayment and interest rates and the market for such securities may be less liquid than is the case for traditional fixed-income securities and senior mortgage-related securities.

Collateralized Mortgage Obligations ("CMOs") and Multi-Class Pass-Through-Securities--A Fund may invest in CMOs, which are multiclass bonds backed by pools of mortgage pass-through certificates or mortgage loans. CMOs may be collateralized by (a) Ginnie Mae, Fannie Mae, or Freddie Mac pass-through certificates, (b) unsecuritized mortgage loans insured by the Federal Housing Administration or guaranteed by the Department of Veterans' Affairs, (c) unsecuritized conventional mortgages, (d) other mortgage-related securities, or (e) any combination thereof.

Each class of CMOs, often referred to as a "tranche," is issued at a specific coupon rate and has a stated maturity or final distribution date. Principal prepayments on collateral underlying a CMO may cause it to be retired substantially earlier than the stated maturities or final distribution dates. The principal and interest on the underlying mortgages may be allocated among the several classes of a series of a CMO in many ways. One or more tranches of a CMO may have coupon rates which reset periodically at a specified increment over an index, such as the London Interbank Offered Rate ("LIBOR") (or sometimes more than one index). These floating rate CMOs typically are issued with lifetime caps on the coupon rate thereon. The Fund also may invest in inverse floating rate CMOs. Inverse floating rate CMOs constitute a tranche of a CMO with a coupon rate that moves in the reverse direction to an applicable index such a LIBOR. Accordingly, the coupon rate thereon will increase as interest rates decrease. Inverse floating rate CMOs are typically more volatile than fixed or floating rate tranches of CMOs.

Many inverse floating rate CMOs have coupons that move inversely to a multiple of the applicable indexes. The effect of the coupon varying inversely to a multiple of an applicable index creates a leverage factor. Inverse floaters based on multiples of a stated index are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to extreme reductions of yield and loss of principal. The markets for inverse floating rate CMOs with highly leveraged characteristics at times may be very thin. The Fund's ability to dispose of its positions in such securities will depend on the degree of liquidity in the markets for such securities. It is impossible to predict the amount of trading interest that may exist in such securities, and therefore the future degree of liquidity.

Stripped Mortgage-Backed Securities--A Fund also may invest in stripped mortgage-backed securities which are created by segregating the cash flows from underlying mortgage loans or mortgage securities to create two or more new securities, each with a specified percentage of the underlying security's principal or interest payments. Mortgage securities may be partially stripped so that each investor class receives some interest and some principal. When securities are completely stripped, however, all of the interest is distributed to holders of one type of security, known as an interest-only security, or IO, and all of the principal is distributed to holders of another type of security known as a principal-only security, or PO. Strips can be created in a pass-through structure or as tranches of a CMO. The yields to maturity on IO and POs are very sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may not fully recoup its initial investment in IOs. Conversely, if the underlying mortgage assets experience less than anticipated prepayments of principal, the yield on POs could be materially and adversely affected.

Real Estate Investment Trusts--A Fund may invest in REITs. A REIT is a corporation, or a business trust that would otherwise be taxed as a corporation, which meets the definitional requirements of the Internal Revenue Code of 1986, as amended (the "Code"). The Code permits a qualifying REIT to deduct dividends paid, thereby effectively eliminating corporate level Federal income tax and making the REIT a pass-through vehicle for Federal income tax purposes. To meet the definitional requirements of the Code, a REIT must, among other things, invest substantially all of its assets in interests in real estate (including mortgages and other REITs) or cash and government securities, derive most of its income from rents from real property or interest on loans secured by mortgages on real property, and distribute to shareholders annually a substantial portion of its otherwise taxable income.

REITs are characterized as equity REITs, mortgage REITs and hybrid REITs. Equity REITs, which may include operating or finance companies, own real estate directly and the value of, and income earned by, the REITs depends upon the income of the underlying properties and the rental income they earn. Equity REITs also can realize capital gains (or losses) by selling properties that have appreciated (or depreciated) in value. Mortgage REITs can make construction, development or long-term mortgage loans and are sensitive to the credit quality of the borrower. Mortgage REITs derive their income from interest payments on such loans. Hybrid REITs combine the characteristics of both equity and mortgage REITs, generally by holding both ownership interests and mortgage interests in real estate. The values of securities issued by REITs are affected by tax and regulatory requirements and by perceptions of management skill. They also are subject to heavy cash flow dependency, defaults by borrowers or tenants, self-liquidation and the possibility of failing to qualify for tax-free status under the Code or to maintain exemption from the 1940 Act.

Adjustable-Rate Mortgage Loans ("ARMs")--A Fund may invest in ARMs. ARMs eligible for inclusion in a mortgage pool will generally provide for a fixed initial mortgage interest rate for a specified period of time, generally for either the first, three, six, twelve, thirteen, thirty-six, or sixty scheduled monthly payments. Thereafter, the interest rates are subject to periodic adjustment based on changes in an index. ARMs typically have minimum and maximum rates beyond which the mortgage interest rate may not vary over the lifetime of the loans. Certain ARMs provide for additional limitations on the maximum amount by which the mortgage interest rate may adjust for any single adjustment period. Negatively amortizing ARMs may provide limitations on changes in the required monthly payment. Limitations on monthly payments can result in monthly payments that are greater or less than the amount necessary to amortize a negatively amortizing ARM by its maturity at the interest rate in effect during any particular month.

Private Entity Securities--A Fund may invest in mortgage-related securities issued by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. Timely payment of principal and interest on mortgage-related securities backed by pools created by non-governmental issuers often is supported partially by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance. The insurance and guarantees are issued by government entities, private insurers and the mortgage poolers. There can be no assurance that the private insurers or mortgage poolers can meet their obligations under the policies, so that if the issuers default on their obligations the holders of the security could sustain a loss. No insurance or guarantee covers the Fund or the price of the Fund's shares. Mortgage-related securities issued by non-governmental issuers generally offer a higher rate of interest than government-agency and government-related securities because there are no direct or indirect government guarantees of payment.

Other Mortgage-Related Securities--Other mortgage-related securities in which these Funds may invest include securities other than those described above that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property, including CMO residuals. Other mortgage-related securities may be equity or debt securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks, partnerships, trusts and special purpose entities of the foregoing.

Asset-Backed Securities. (Balanced, Limited Term High Yield, Quality Bond and, to a limited extent, Money Market Portfolios) Asset-backed securities are a form of derivative. The securitization techniques used for asset-backed securities are similar to those used for mortgage-related securities. These securities include debt securities and securities with debt-like characteristics. The collateral for these securities has included home equity loans, automobile and credit card receivables, boat loans, computer leases, airplane leases, mobile home loans, recreational vehicle loans and hospital account receivables. A Fund may invest in these and other types of asset-backed securities that may be developed in the future.

Asset-backed securities present certain risks that are not presented by mortgage-backed securities. Primarily, these securities may provide a Fund with a less effective security interest in the related collateral than do mortgage-backed securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these securities.
The asset-backed securities in which the Money Market Portfolio may invest are securities issued by special purpose entities whose primary assets consist of a pool of mortgages, loans, receivables or other assets. Payment of principal and interest may depend largely on the cash flows generated by the assets backing the securities and in certain cases, supported by letters of credit, surety bonds or other forms of credit or liquidity enhancements. The value of these asset-backed securities also may be affected by the creditworthiness of the servicing agent for the pool of assets, the originator of the loans or receivables or the financial institution providing the credit support.

Inflation-Indexed Bonds. (Balanced, Limited Term High Yield and Quality Bond Portfolios) Each of these Funds may invest in inflation-indexed bonds, which are fixed-income securities whose value is periodically adjusted according to the rate of inflation. Two structures are common. The U.S. Treasury and some other issuers utilize a structure that accrues inflation into the principal value of the bond. Most other issuers pay out the Consumer Price Index ("CPI") accruals as part of a semiannual coupon.

Inflation-indexed securities issued by the U.S. Treasury have varying maturities and pay interest on a semi-annual basis equal to a fixed percentage of the inflation-adjusted principal amount. If the periodic adjustment rate measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation-indexed bonds, even during a period of deflation. However, the current market value of the bonds is not guaranteed and will fluctuate. A Fund also may invest in other inflation-related bonds which may or may not provide a similar guarantee. If a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal amount.

The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if the rate of inflation rises at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed bonds. In contrast, if nominal interest rates increase at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed bonds. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

While these securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond's inflation measure.

The periodic adjustment of U.S. inflation-indexed bonds is tied to the Consumer Price Index for Urban Consumers ("CPI-U"), which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index calculated by that government. There can be no assurance that the CPI-U or any foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the United States.

Zero Coupon and Certain Other Stripped Securities. (All Funds) Each Fund may invest in zero coupon U.S. Treasury securities, which are Treasury Notes and Bonds that have been stripped of their unmatured interest coupons, the coupons themselves and receipts or certificates representing interests in such stripped debt obligations and coupons. Zero coupon securities also are issued by corporations and financial institutions which constitute a proportionate ownership of the issuer's pool of underlying U.S. Treasury securities. A zero coupon security pays no interest to its holders during its life and is sold at a discount to its face value at maturity. Each of the Growth and Income, International Equity, Limited Term High Yield, Special Value and Quality Bond Portfolios also may invest in other stripped securities such as corporate debt obligations issued by domestic corporations without interest coupons, and, if available, interest coupons that have been stripped from corporate debt obligations, and receipts and certificates for such stripped debt obligations and stripped coupons. Stripped corporate securities purchased by each of these Funds will bear ratings comparable to non-stripped corporate obligations that may be purchased by such Fund. These Funds also may invest in pay-in-kind bonds, which are bonds that generally pay interest through the issuance of additional bonds. Each of these Funds also may purchase step-up coupon bonds, which are debt securities that typically do not pay interest for a specified period of time and then pay interest at a series of different rates. The market prices of these securities generally are more volatile and are likely to respond to a greater degree to changes in interest rates than the market prices of securities that pay cash interest periodically having similar maturities and credit qualities. In addition, unlike bonds that pay cash interest throughout the period to maturity, the Fund will realize no cash until the cash payment date unless a portion of such securities are sold and, if the issuer defaults, the Fund may obtain no return at all on its investment. Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind or step-up bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. See "Dividends, Distributions and Taxes."

Illiquid Securities. (All Funds) Each Fund may invest up to 15% (10% with respect to the Money Market Portfolio) of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. These securities may include securities that are not readily marketable, such as securities that are subject to legal or contractual restrictions on resale, repurchase agreements providing for settlement in more than seven days after notice, certain mortgage-backed securities and certain privately negotiated, non-exchange traded options and securities used to cover such options. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

Investment Techniques

The following information supplements (except as noted) and should be read in conjunction with the relevant Fund's Prospectus.

Duration and Portfolio Maturity. (Balanced, Limited Term High Yield, and Quality Bond Portfolios). Each Fund invests without regard to maturity or duration limitations with respect to individual securities. The Quality Bond Portfolio has no limit with respect to its duration or portfolio maturity. Under normal conditions, the Balanced Portfolio expects that the dollar-weighted average maturity of its fixed-income portfolio will not exceed 10 years. Under normal conditions, the Limited Term High Yield Portfolio generally attempts to maintain an average effective portfolio maturity of 5.5 years or less, to the extent described in the Fund's Prospectus or this Statement of Additional Information.

As a measure of a fixed-income security's cash flow, duration is an alternative to the concept of "term maturity" in assessing the price volatility associated with changes in interest rates. Generally, the longer the duration, the more volatility an investor should expect. For example, the market price of a bond with a duration of three years would be expected to decline 3% if interest rates rose 1%. Conversely, the market price of the same bond would be expected to increase 3% if interest rates fell 1%. The market price of a bond with a duration of six years would be expected to increase or decline twice as much as the market price of a bond with a three-year duration. Duration is a way of measuring a security's maturity in terms of the average time required to receive the present value of all interest and principal payments as opposed to its term to maturity. The maturity of a security measures only the time until the final payment is due; it does not take account of the pattern of a security's cash flows over time, which would include how cash flow is affected by prepayments and by changes in interest rates. Incorporating a security's yield, coupon interest payments, final maturity and option features into one measure, duration is computed by determining the weighted average maturity of a bond's cash flows, where the present values of the cash flows serve as weights. In computing the duration of the Fund, the Manager will estimate the duration of obligations that are subject to features such as prepayment or redemption by the issuer, put options retained by the investor or other imbedded options, taking into account the influence of interest rates on prepayments and coupon flows.

For purposes of calculating average effective portfolio maturity, a security that is subject to redemption at the option of the issuer on a particular date (the "call date") which is prior to the security's stated maturity may be deemed to mature on the call date rather than on its stated maturity date. The call date of a security will be used to calculate average effective portfolio maturity when the Manager reasonably anticipates, based upon information available to it, that the issuer will exercise its right to redeem the security. The Manager may base its conclusion on such factors as the interest-rate paid on the security compared to prevailing market rates, the amount of cash available to the issuer of the security, events affecting the issuer of the security, and other factors that may compel or make it advantageous for the issuer to redeem a security prior to its stated maturity.

Foreign Currency Transactions. (Appreciation, Balanced, Developing Leaders, Growth and Income, International Equity, International Value, Limited Term High Yield, Quality Bond, Small Company Stock and Special Value Portfolios) Each of these Funds may enter into foreign currency transactions for a variety of purposes, including: to fix in U.S. dollars, between trade and settlement date, the value of a security the Fund has agreed to buy or sell; to hedge the U.S. dollar value of securities the Fund already owns, particularly if it expects a decrease in the value of the currency in which the foreign security is denominated; or to gain exposure to the foreign currency in an attempt to realize gains.

Foreign currency transactions may involve, for example, a Fund's purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies. A short position would involve the Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Fund contracted to receive. A Fund's success in these transactions may depend principally on the ability of the Manager (and, where applicable, the Fund's sub-investment adviser) to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention by U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

Borrowing Money. (All Funds) Each Fund (other than the Money Market Portfolio) is permitted to borrow to the extent permitted under the 1940 Act, which permits an investment company to borrow in an amount up to 33-1/3% of the value of its total assets. Each of the Appreciation, Balanced, Disciplined Stock, International Equity, International Value, Developing Leaders and Small Company Stock Portfolios currently intend to, and the Money Market Portfolio may, borrow money only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. Money borrowed will be subject to interest costs. While such borrowings exceed 5% of the Fund's total assets, the Fund will not make any additional investments. In addition, the Balanced, Money Market and Small Company Stock Portfolios may borrow for investment purposes on a secured basis through entering into reverse repurchase agreements, as described below.

Leverage. (Growth and Income, Limited Term High Yield, Quality Bond, and Special Value Portfolios) Leveraging (buying securities using borrowed money) exaggerates the effect on net asset value of any increase or decrease in the market value of a Fund's investments. These borrowings will be subject to interest costs which may or may not be recovered by appreciation of the securities purchased; in certain cases, interest costs may exceed the return received on the securities purchased. For borrowings for investment purposes, the 1940 Act requires a Fund to maintain continuous asset coverage (total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed. If the required coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio securities within three days to reduce the amount of its borrowings and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time. The Fund also may be required to maintain minimum average balances in connection with such borrowing or pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

Reverse Repurchase Agreements. (Balanced, Growth and Income, Limited Term High Yield, Money Market, Quality Bond, Small Company Stock, and Special Value Portfolios) Each of these Funds may enter into reverse repurchase agreements with banks, brokers/dealers and other financial institutions. This form of borrowing involves the transfer by the Fund of an underlying debt instrument in return for cash proceeds based on a percentage of the value of the security. The Fund retains the right to receive interest and principal payments on the security. At an agreed upon future date, the Fund repurchases the security at principal plus accrued interest. As a result of these transactions, the Fund is exposed to greater potential fluctuations in the value of its assets and its net asset value per share. To the extent a Fund enters into a reverse repurchase agreement, the Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest, in certain cases, in accordance with releases promulgated by the Securities and Exchange Commission. The Securities and Exchange Commission views reverse repurchase transactions as collateralized borrowings by the Fund. Except for these transactions, borrowings by the Growth and Income, Limited Term High Yield, Quality Bond and Special Value Portfolios generally will be unsecured. Reverse repurchase agreements may be preferable to a regular sale and later repurchase of the securities because it avoids certain market risks and transaction costs. Such transactions, however, may increase the risk of potential fluctuations in the market value of the Fund's assets. In addition, interest costs on the cash received may exceed the return on the securities purchased.

Short-Selling. (Balanced, Growth and Income, Limited Term High Yield, Special Value and, to a limited extent, Developing Leaders Portfolios) In these transactions, a Fund sells a security it does not own in anticipation of a decline in the market value of the security. The Fund may make short-sales to hedge positions, for duration and risk management, to maintain portfolio flexibility or to enhance returns. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is obligated to replace the security borrowed by purchasing it subsequently at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively.

A Fund will not sell securities short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of the Fund's net assets.

The Balanced, Growth and Income, Limited Term High Yield and Special Value Portfolios also may make and the Developing Leaders Portfolio only may make short sales "against the box," in which the Fund enters into a short sale of a security it owns or has the immediate and unconditional right to acquire at no additional cost at the time of the sale. At no time will more than 15% of the value of the Fund's net assets be in deposits on short sales against the box.

Until the Fund closes its short position or replaces the borrowed security, the Fund will: (a) segregate permissible liquid assets in an amount that, together with the amount provided as collateral, always equals the current value of the security sold short; or (b) otherwise cover its short position.

Lending Portfolio Securities. (All Funds) Each Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. In connection with such loans, the Fund remains the owner of the loaned securities and continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities. The Fund also has the right to terminate a loan at any time. The Fund may call the loan to vote proxies if a material issue affecting the Fund's investment is to be voted upon. Loans of portfolio securities may not exceed 33-1/3% of the value of the Fund's total assets (including the value of all assets received as collateral for the loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. The Fund may participate in a securities lending program operated by Mellon Bank, N.A., as lending agent (the "Lending Agent"). The Lending Agent will receive a percentage of the total earnings of the Fund derived from lending its portfolio securities. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the Manager to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. A Fund will minimize this risk by limiting the investment of cash collateral to money market funds advised by the Manager, repurchase agreements or other high quality instruments with short maturities.

Derivatives. (Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Limited Term High Yield, Quality Bond, Small Company Stock and Special Value Portfolios) Each of these Funds may invest in, or enter into, derivatives for a variety of reasons, including to hedge certain market or interest rate risks, to provide a substitute for purchasing or selling particular securities or to increase potential returns. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, commodities, and related indexes. Derivatives may provide a cheaper, quicker or more specifically focused way for a Fund to invest than "traditional" securities would. Examples of derivative instruments include options contracts, futures contracts, options on future contracts, structured notes, and swap agreements. A portfolio manager may decide not to employ any of these strategies and there is no assurance that any derivatives strategy used by a Fund will succeed.

Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit a Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities. However, derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on a Fund's performance.

If a Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund's return or result in a loss. A Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives. Exchange-traded derivatives generally are guaranteed by the clearing agency which is the issuer or counterparty to such derivatives. This guarantee usually is supported by a daily variation margin system operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with derivatives purchased on an exchange. By contrast, no clearing agency guarantees over-the-counter derivatives. Therefore, each party to an over-the-counter derivative bears the risk that the counterparty will default. Accordingly, the Manager (or, if applicable, the Fund's sub-investment adviser) will consider the creditworthiness of counterparties to over-the-counter derivatives in the same manner as it would review the credit quality of a security to be purchased by a Fund. Over-the-counter derivatives are less liquid than exchange-traded derivatives since the other party to the transaction may be the only investor with sufficient understanding of the derivative to be interested in bidding for it.

Pursuant to regulations and/or published positions of the Securities and Exchange Commission, a Fund may be required to segregate permissible liquid assets to cover its obligations relating to its transactions in derivatives.

Neither the Company nor any Fund will be a commodity pool. In addition, the Company has filed notice with the Commodity Futures Trading Commission and National Futures Association of its eligibility, as a registered investment company, for an exclusion from the definition of commodity pool operator and that neither the Company nor any of the Funds is subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Futures Transactions-In General--(Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Limited Term High Yield, Quality Bond, Small Company Stock and Special Value Portfolios). A futures contract is an agreement between two parties to buy and sell a security for a set price on a future date. These contracts are traded on exchanges, so that, in most cases, either party can close out its position on the exchange for cash, without delivering the security. An option on a futures contract gives the holder of the option the right to buy from or sell to the writer of the option a position in a futures contract at a specified price on or before a specified expiration date.

Although some futures contracts call for making or taking delivery of the underlying securities, generally these obligations are closed out before delivery by offsetting purchases or sales of matching futures contracts (same exchange, underlying security or index, and delivery month). Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument with the same delivery date. If an offsetting purchase price is less than the original sale price, the Fund realizes a capital gain or if it is more, the Fund realizes a capital loss. Conversely, if an offsetting sale price is more than the original purchase price, the Fund realizes a capital gain, or if it is less, the Fund realizes a capital loss. Transaction costs also are included in these calculations.

Each of these Funds may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that a Fund might realize in trading could be eliminated by adverse changes in the currency exchange rate, or the Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the Commodity Futures Trading Commission.

Engaging in these transactions involves risk of loss to the Fund which could adversely affect the value of the Fund's net assets. Although each Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

Successful use of futures and options with respect thereto by a Fund also is subject to the ability of the Manager (or, if applicable, the Fund's sub-investment adviser) to predict correctly movements in the direction of the relevant market and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the securities being hedged and the price movements of the futures contract. For example, if a Fund uses futures to hedge against the possibility of a decline in the market value of securities held in its portfolio and the prices of such securities instead increase, the Fund will lose part or all of the benefit of the increased value of securities which it has hedged because it will have offsetting losses in its futures positions. Furthermore, if in such circumstances the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. A Fund may have to sell such securities at a time when it may be disadvantageous to do so.

Specific Futures Transactions--The Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Limited Term High Yield, Quality Bond, Small Company Stock and Special Value Portfolios may purchase and sell stock index futures contracts. A stock index future obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

The Growth and Income, International Equity, International Value, Limited Term High Yield, Small Company Stock and Special Value Portfolios may purchase and sell currency futures. A foreign currency future obligates the Fund to purchase or sell an amount of a specific currency at a future date at a specific price.

The Balanced, Growth and Income, International Equity, International Value, Limited Term High Yield, Quality Bond and Special Value Portfolios may purchase and sell interest rate futures contracts. An interest rate future obligates the Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

Successful use by a Fund of futures contracts will be subject to the ability of the Manager (or, if applicable, the Fund's sub-investment adviser) to predict correctly movements in the prices of individual stocks, the stock market generally, foreign currencies or interest rates. To the extent such predictions are incorrect, the Fund may incur losses.

Interest Rate Swaps--(Limited Term High Yield and Quality Bond Portfolios) Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest (for example, an exchange of floating rate payments for fixed-rate payments). The exchange commitments can involve payments to be made in the same currency or in different currencies. The use of interest rate swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio security transactions. If the Manager is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these investment techniques were not used. Moreover, even if the Manager is correct in its forecasts, there is a risk that the swap position may correlate imperfectly with the price of the asset or liability being hedged. There is no limit on the amount of interest rate swap transactions that may be entered into by the Fund. These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the other party to an interest rate swap defaults, the Fund's risk of loss consists of the net amount of interest payments that the Fund contractually is entitled to receive.

Credit Derivatives--(Limited Term High Yield and Quality Bond Portfolios) Each of these Funds may engage in credit derivative transactions, such as those involving default price risk derivatives and market spread derivatives. Default price risk derivatives are linked to the price of reference securities or loans after a default by the issuer or borrower, respectively. Market spread derivatives are based on the risk that changes in market factors, such as credit spreads, can cause a decline in the value of a security, loan or index. There are three basic transactional forms for credit derivatives: swaps, including credit default swaps on corporate bonds and asset-backed securities, options and structured instruments. The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Manager is incorrect in its forecasts of default risks, market spreads or other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. Moreover, even if the Manager is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being hedged. There is no limit on the amount of credit derivative transactions that may be entered into by the Fund. The Fund's risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Fund purchases a default option on a security, and if no default occurs with respect to the security, the Fund's loss is limited to the premium it paid for the default option. In contrast, if there is a default by the grantor of a default option, the Fund's loss will include both the premium that it paid for the option and the decline in value of the underlying security that the default option hedged.

Options-In General--(Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Limited Term High Yield, Quality Bond, Small Company Stock and Special Value Portfolios) Each of these Funds may invest up to 5% of its assets, represented by the premium paid, in the purchase of call and put options. A Fund may write (i.e., sell) covered call and put option contracts to the extent of 20% of the value of its net assets at the time such option contracts are written. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or securities at the exercise price at any time during the option period, or at a specific date. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or securities at the exercise price at any time during the option period, or at a specific date.

A covered call option written by a Fund is a call option with respect to which the Fund owns the underlying security or otherwise covers the transaction, such as by segregating permissible liquid assets. A put option written by a Fund is covered when, among other things, the Fund segregates permissible liquid assets having a value equal to or greater than the exercise price of the option to fulfill the obligation undertaken or otherwise covers the transaction. The principal reason for writing covered call and put options is to realize, through the receipt of premiums, a greater return than would be realized on the underlying securities alone. A Fund receives a premium from writing covered call or put options which it retains whether or not the option is exercised.

There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, at times have rendered certain of the clearing facilities inadequate and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that may otherwise interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular options. If, as a covered call option writer, a Fund is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or it otherwise covers its position.

Specific Options Transactions--The Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Quality Bond, Small Company Stock and Special Value Portfolios may purchase and sell call and put options in respect of specific securities (or groups or "baskets" of specific securities) or stock indices listed on national securities exchanges or traded in the over-the-counter market. An option on a stock index is similar to an option in respect of specific securities, except that settlement does not occur by delivery of the securities comprising the index. Instead, the option holder receives an amount of cash if the closing level of the stock index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. Thus, the effectiveness of purchasing or writing stock index options will depend upon price movements in the level of the index rather than the price of a particular stock.

Each of the Growth and Income, International Equity, Limited Term High Yield, Small Company Stock and Special Value Portfolios may purchase and sell call and put options on foreign currency. These options convey the right to buy or sell the underlying currency at a price which is expected to be lower or higher than the spot price of the currency at the time the option is exercised or expires.

Each of the Disciplined Stock, Growth and Income, International Equity, Small Company Stock and Special Value Portfolios may purchase cash-settled options on equity index swaps and each of the Limited Term High Yield and Quality Bond Portfolios may purchase cash-settled options on interest rate swaps in pursuit of its investment objective. Equity index swaps involve the exchange by the Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually includes dividends. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premiums paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms. A cash-settled option on a swap gives the purchaser the right, but not the obligation, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. These options typically are purchased in privately negotiated transactions from financial institutions, including securities brokerage firms.

Successful use by a Fund of options will be subject to the ability of the Manager (or, if applicable, the Fund's sub-investment adviser) to predict correctly movements in the prices of individual stocks, the stock market generally, foreign currencies or interest rates. To the extent such predictions are incorrect, a Fund may incur losses.

Future Developments. (All Funds) A Fund may take advantage of opportunities in options and futures contracts and options on futures contracts and any other derivatives which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund's investment objective and legally permissible for the Fund. Before entering into such transactions or making any such investment on behalf of a Fund, the Fund will provide appropriate disclosure in its Prospectus or Statement of Additional Information.

Forward Commitments. (All Funds) Each Fund may purchase or sell securities on a forward commitment, when-issued or delayed-delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase or sell the securities at a predetermined price and/or yield. Typically, no interest accrues to the purchaser until the security is delivered. When purchasing a security on a forward commitment basis, the Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations, and takes such fluctuations into account when determining its net asset value. Because the Fund is not required to pay for these securities until the delivery date, these risks are in addition to the risks associated with the Fund's other investments. If the Fund is fully or almost fully invested when forward commitment purchases are outstanding, such purchases may result in a form of leverage.

Each of the Growth and Income, Limited Term High Yield, Quality Bond and Special Value Portfolios intends to engage in forward commitments to increase its financial exposure to the types of securities in which it invests. Leveraging in this manner will increase the Fund's exposure to changes in interest rates and will increase the volatility of its returns. A Fund will segregate permissible liquid assets at least equal at all times to the amount of the Fund's purchase commitments. At no time will the Fund have more than 33-1/3% of its assets committed to purchase securities on a forward commitment basis.

Securities purchased on a forward commitment, when-issued or delayed-delivery basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment, when-issued or delayed-delivery basis may expose a Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a forward commitment, when-issued or delayed-delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed-delivery basis when the Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

Certain Investment Considerations and Risks

Equity Securities. (Appreciation, Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Developing Leaders, Small Company Stock, Special Value and, to a limited extent, Limited Term High Yield and Quality Bond Portfolios) Equity securities, including common stocks, preferred stocks, certain convertible securities and warrants, fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced. Changes in the value of a Fund's investments will result in changes in the value of its shares and thus the Fund's total return to investors.

From time to time, the Limited Term High Yield and Quality Bond Portfolios, may hold common stock sold in units with, or attached to, debt securities purchased by the Fund. In connection with its investments in corporate debt securities, or restructuring of investments owned by the Fund, these Funds may receive warrants or other non-income producing equity securities. Each of these Funds may retain such securities, including equity securities received upon conversion of convertible securities, until the Manager determines it is appropriate in light of current market conditions for the Fund to dispose of such securities. The Limited Term High Yield Portfolio also may invest up to 5% of its assets directly in the common stock of high yield bond issuers (including those offered in initial public offerings ("IPOs").

Each of the Appreciation, Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Developing Leaders, Small Company Stock and Special Value Portfolios may purchase securities of companies in IPOs or shortly thereafter. An IPO is a corporation's first offering of stock to the public. Shares are given a market value reflecting expectations for the corporation's future growth. Special rules of the National Association of Securities Dealers, Inc. apply to the distribution of IPOs. Corporations offering IPOs generally have limited operating histories and may involve greater investment risk. The prices of these companies' securities can be very volatile, rising and falling rapidly, sometimes based solely on investor perceptions rather than economic reasons.

Each of these Funds may invest in securities issued by companies in the technology sector, which has been among the most volatile sectors of the stock market. Technology companies involve greater risk because their revenues and earnings tend to be less predictable (and some companies may be experiencing significant losses) and their share prices to be more volatile. Certain technology companies may have limited product lines, markets or financial resources, or may depend on a limited management group. In addition, these companies are strongly affected by worldwide technological developments, and their products and services may not be economically successful or may quickly become outdated. Investor perception may play a greater role in determining the day-to-day value of technology stocks than it does in other sectors. Fund investments made in anticipation of future products and services may decline dramatically in value if the anticipated products or services are delayed or cancelled.

A Fund may purchase securities of companies which have no earnings or have experienced losses. A Fund generally will make these investments based on a belief that actual anticipated products or services will produce future earnings. If the anticipated event is delayed or does not occur, or if investor perception about the company changes, the company's stock price may decline sharply and its securities may become less liquid.

Fixed-Income Securities. (All Funds) Even though interest-bearing securities are investments which promise a stable stream of income, the prices of such securities generally are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. Certain securities that may be purchased by a Fund, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to extreme reductions of yield and possibly loss of principal.

The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuer. Certain securities purchased by the Growth and Income, International Equity, Limited Term High Yield, Quality Bond and Special Value Portfolios, such as those rated Baa or lower by Moody's Investor Service, Inc. ("Moody's") and BBB or lower by Standard & Poors Ratings Services ("S&P") and Fitch Ratings ("Fitch" and together with S&P and Moody's, the "Rating Agencies"), may be subject to such risk with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. Once the rating of a portfolio security has been changed, the Company will consider all circumstances deemed relevant in determining whether to continue to hold the security.

Mortgage-Related Securities. (Balanced, Growth and Income, Limited Term High Yield and Quality Bond Portfolios) Mortgage-related securities are complex derivative instruments, subject to both credit and prepayment risk, and may be more volatile and less liquid than more traditional debt securities. Although certain mortgage-related securities are guaranteed by a third party (such as a U.S. Government agency or instrumentality with respect to government-related mortgage-backed securities) or otherwise similarly secured, the market value of the security, which may fluctuate, is not secured. Mortgage-related securities generally are subject to credit risks associated with the performance of the underlying mortgage properties and to prepayment risk. In certain instances, the credit risk associated with mortgage-related securities can be reduced by third party guarantees or other forms of credit support. Improved credit risk does not reduce prepayment risk which is unrelated to the rating assigned to the mortgage-related security. Prepayment risk can lead to fluctuations in value of the mortgage-related security which may be pronounced. If a mortgage-related security is purchased at a premium, all or part of the premium may be lost if there is a decline in the market value of the security, whether resulting from changes in interest rates or prepayments on the underlying mortgage collateral. Certain mortgage-related securities that may be purchased by the Fund, such as inverse floating rate collateralized mortgage obligations, have coupons that move inversely to a multiple of a specific index which may result in a form of leverage. As with other interest-bearing securities, the prices of certain mortgage-related securities are inversely affected by changes in interest rates. However, although the value of a mortgage-related security may decline when interest rates rise, the converse is not necessarily true, since in periods of declining interest rates the mortgages underlying the security are more likely to be prepaid. For this and other reasons, a mortgage-related security's stated maturity may be shortened by unscheduled prepayments on the underlying mortgages, and, therefore, it is not possible to predict accurately the security's return to the Fund. Moreover, with respect to certain stripped mortgage-backed securities, if the underlying mortgage securities experience greater than anticipated prepayments of principal, the

Fund may fail to fully recoup its initial investment even if the securities are rated in the highest rating category by a nationally recognized statistical rating organization. During periods of rapidly rising interest rates, prepayments of mortgage-related securities may occur at slower than expected rates. Slower prepayments effectively may lengthen a mortgage-related security's expected maturity which generally would cause the value of such security to fluctuate more widely in response to changes in interest rates. Were the prepayments on the Fund's mortgage-related securities to decrease broadly, the Fund's effective duration, and thus sensitivity to interest rate fluctuations, would increase. Commercial real property loans, however, often contain provisions that reduce the likelihood that such securities will be prepaid. The provisions generally impose significant prepayment penalties on loans and in some cases there may be prohibitions on principal prepayments for several years following origination.

Lower Rated Securities. (Balanced, Growth and Income, Limited Term High Yield, Quality Bond, Special Value and, to a limited extent, Developing Leaders Portfolios) The Limited Term High Yield Portfolio invests primarily, and each of these other Funds may invest a portion of its assets, in higher yielding (and, therefore, higher risk) debt securities (convertible debt securities with respect to the Growth and Income Portfolio) such as those rated Ba by Moody's or BB by S&P or Fitch, or as low as those rated B by a Rating Agency in the case of the Quality Bond Portfolio, or as low as those rated Caa by Moody's or CCC by S&P or Fitch in the case of the Growth and Income Portfolio (with not more than 35% of the value of its net assets in convertible debt securities so rated), or as low as the lowest rating assigned by a Rating Agency in the case of the Balanced, Limited Term High Yield, Developing Leaders and Special Value Portfolios. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated fixed-income securities. The retail secondary market for these securities may be less liquid than that of higher rated securities; adverse conditions could make it difficult at times for the Fund to sell certain securities or could result in lower prices than those used in calculating the Fund's net asset value.

Bond prices are inversely related to interest rate changes; however, bond price volatility also may be inversely related to coupon. Accordingly, below investment grade securities may be relatively less sensitive to interest rate changes than higher quality securities of comparable maturity, because of their higher coupon. This higher coupon is what the investor receives in return for bearing greater credit risk. The higher credit risk associated with below investment grade securities potentially can have a greater effect on the value of such securities than may be the case with higher quality issues of comparable maturity, and will be a substantial factor in the Fund's relative share price volatility. Although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these securities. The Fund will rely on the judgment, analysis and experience of the Manager in evaluating the creditworthiness of an issuer.

Companies that issue certain of these securities often are highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risk associated with acquiring the securities of such issuers generally is greater than is the case with higher rated securities and will fluctuate over time. For example, during an economic downturn or a sustained period of rising interest rates, highly leveraged issuers of these securities may experience financial stress. During such periods, such issuers may not have sufficient revenues to meet their interest payment obligations. The issuer's ability to service its debt obligations also may be affected adversely by specific corporate developments, or the issuer's inability to meet specific projected business forecasts, or the unavailability of additional financing. The risk of loss because of default by the issuer is significantly greater for the holders of these securities because such securities generally are unsecured and often are subordinated to other creditors of the issuer.

Because there is no established retail secondary market for many of these securities, the Company anticipates that such securities could be sold only to a limited number of dealers or institutional investors. To the extent a secondary trading market for these securities does exist, it generally is not as liquid as the secondary market for higher rated securities. The lack of a liquid secondary market may have an adverse impact on market price and yield and the Fund's ability to dispose of particular issues when necessary to meet such Fund's liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. The lack of a liquid security market for certain securities also may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing the Fund's portfolio and calculating its net asset value. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of these securities. In such cases, the Manager's judgment may play a greater role in valuation because less reliable, objective data may be available.

These securities may be particularly susceptible to economic downturns. An economic recession could adversely affect the ability of the issuers of lower rated securities to repay principal and pay interest thereon and increase the incidence of default for such securities. It is likely that an economic recession also could disrupt severely the market for such securities and have an adverse impact on their value.

Each of these Funds may acquire these securities during an initial offering. Such securities may involve special risks because they are new issues. The Funds have no arrangement with any persons concerning the acquisition of such securities, and the Manager (or, if applicable, the Fund's sub-investment adviser) will review carefully the credit and other characteristics pertinent to such new issues.

The credit risk factors pertaining to lower rated securities also apply to lower rated zero coupon, pay-in-kind and step-up securities. In addition to the risks associated with the credit rating of the issuers, the market prices of these securities may be very volatile during the period no interest is paid.

The ratings of the Rating Agencies represent their opinions as to the quality of the obligations which they undertake to rate. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Although these ratings may be an initial criterion for selection of portfolio investments, the Manager also will evaluate these securities and the ability of the issuers of such securities to pay interest and principal.

With respect to Limited Term High Yield Portfolio, the average distribution of the Fund's investments in corporate bonds (excluding convertible preferred stocks and convertible bonds) by ratings for the fiscal year ended December 31, 2005, calculated monthly on a dollar weighted basis, was as follows:

Limited Term High Yield Portfolio

Moody's or	S&P or Fitch	Percentage
Aaa	AAA	6.9%
AA	AA	0.6%
A	A	0.9%
Baa	BBB	4.5%
Ba	BB	31.2%
B	B	43.4%
Caa	CCC	5.3%
Ca	CC	0.2%
C	C	0.1%
D	D	1.1%
NR	NR	1.6%*
		95.8%**

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* These unrated securities have been determined by the Manager to be of comparable quality to securities rated as follows: B (0.4%) and D (1.2%).

** The Fund also owns equity securities (0.3%), preferred stocks rated Caa/CCC (0.7%), convertible preferred stocks rated B (0.1%) and Caa/CCC (0.6%), and convertible bonds rated A (0.2%), B (1.5%) and Ba/BB (0.1%).

With respect to Quality Bond Portfolio, the average distribution of the Fund's investments in corporate bonds (excluding convertible preferred stocks and convertible bonds) by ratings for the fiscal year ended December 31, 2005, calculated monthly on a dollar weighted basis, was as follows:

Quality Bond Portfolio

Moody's	or	S&P or Fitch	Percentage
Aaa		AAA	88.5%
Aa		Aa	5.4%
A		A	6.8%
Baa		BBB	15.3%
Ba		BB	2.1%
B		B	0.4%
NR		NR	0.1%
			118.6%*

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* These unrated securities have been determined by the Manager to be of comparable quality to securities rated as follows: Aaa/AAA (0.1%).

The actual distribution of a Fund's corporate bond investments by ratings on any given date will vary, and the distribution of the Fund's investments by ratings as set forth above should not be considered as representative of the Fund's future portfolio composition.

Money Market Portfolio Only. The Fund attempts to increase yields by trading to take advantage of short-term market variations. This policy is expected to result in high portfolio turnover but should not adversely affect the Fund since the Fund usually does not pay brokerage commissions when purchasing short-term obligations. The value of the portfolio securities held by the Money Market Portfolio will vary inversely to changes in prevailing interest rates. Thus, if interest rates have increased from the time a security was purchased, such security, if sold, might be sold at a price less than its cost. Similarly, if interest rates have declined from the time a security was purchased, such security, if sold, might be sold at a price greater than its purchase cost. In either instance, if the security was purchased at face value and held to maturity, no gain or loss would be realized.

Foreign Securities. (All Funds) Investing in the securities of foreign issuers, as well as instruments that provide investment exposure to foreign securities and markets, involves risks that are not typically associated with investing in U.S. dollar-denominated securities of domestic issuers. Investments in foreign issuers may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and in exchange control regulations (e.g., currency blockage). A decline in the exchange rate of the currency (i.e., weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce the value of the portfolio security. A change in the value of such foreign currency against the U.S. dollar also will result in a change in the amount of income the Fund investing in such securities has available for distribution. Because a portion of a Fund's investment income may be received in foreign currencies, the Fund will be required to compute its income in U.S. dollars for distribution to shareholders, and therefore the Fund will absorb the cost of currency fluctuations. After the Fund has distributed income, subsequent foreign currency losses may result in the Fund having distributed more income in a particular fiscal period than was available from investment income, which could result in a return of capital to shareholders. In addition, if the exchange rate for the currency in which the Fund investing in such securities receives interest payments declines against the U.S. dollar before such income is distributed as dividends to shareholders, the Fund may have to sell portfolio securities to obtain sufficient cash to enable the Fund to pay such dividends. Commissions on transactions in foreign securities may be higher than those for similar transactions on domestic stock markets and foreign custodial costs are higher than domestic custodial costs. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have on occasion been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions. Portfolios investing in foreign securities or currencies may be required to pay certain taxes to foreign governments or U.S. possessions. See "Dividends, Distributions and Taxes" for a discussion of these taxes.

Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers, including depositary receipts, foreign government obligations and securities of supranational entities, are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States.

Because evidences of ownership of foreign securities usually are held outside the United States, by investing in such securities a Fund will be subject to additional risks, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Foreign securities held by a Fund may trade on days when the Fund does not calculate its net asset value and thus may affect the Fund's net asset value on days when investors have no access to the Fund.

Since foreign securities often are purchased with and payable in currencies of foreign countries, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

The risks associated with investing in foreign securities are often heightened for investments in emerging markets countries. These heightened risks include (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the small size of the markets for securities of emerging markets issuers and the currently low or nonexistent volume of trading, resulting in lack of liquidity and in price volatility; (iii) certain national policies which may restrict the Fund's investment opportunities including restrictions on investing in issuers or industries deemed sensitive to relevant national interests; and (iv) the absence of developed legal structures governing private or foreign investment and private property. A Fund's purchase and sale of portfolio securities in certain emerging markets countries may be constrained by limitations as to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. In certain cases, such limitations may be computed based upon the aggregate trading by or holdings of the Fund, the Manager (or, if applicable, the Fund's sub-investment adviser) and its affiliates and their respective clients and other service providers. A

Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached. These limitations may have a negative impact on the Fund's performance and may adversely affect the liquidity of the Fund's investment to the extent that it invests in certain emerging market countries. In addition, some emerging markets countries may have fixed or managed currencies which are not free-floating against the U.S. dollar. Further, certain emerging markets countries' currencies may not be internationally traded. Certain of these currencies have experienced a steady devaluation relative to the U.S. dollar. If a Fund does not hedge the U.S. dollar value of securities it owns denominated in currencies that are devalued, the Fund's net asset value will be adversely affected. Many emerging markets countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have adverse effects on the economies and securities markets of certain of these countries.

Quality Bond Portfolio may invest up to 10% of its net assets in bonds issued by foreign issuers that are denominated in foreign currencies, and up to 20% of its net assets in bonds issued by foreign issuers whether denominated in U.S. dollars or in foreign currency. Issuers organized in the United States will always be treated as domestic issuers.

Appreciation Portfolio may invest up to 10% of the value of its assets in securities of foreign governments and foreign companies that are not publicly traded in the United States.

Developing Leaders Portfolio may invest up to 25% of its assets in common stocks of foreign companies, but it currently intends to invest no more than 20% of its assets in foreign securities.

International Value Portfolio ordinarily invests in at least ten foreign countries, and limits its investments in any single company to no more than 5% of its assets at the time of purchase. The Fund's sector exposure generally will not exceed 10 percentage points above the sector's weighting in the Morgan Stanley Capital International Europe, Australasia, Far East Index.

Special Value Portfolio may invest up to 60% of its total assets in the securities of foreign issuers, including those issued in the form of Depositary Receipts. Special Value Portfolio may invest up to 20% of its total net assets in securities of issuers principally located in any one foreign country, except that the Fund may invest up to 35% of its total assets in securities of issuers located in any one of the following foreign countries: Australia, Canada, France, Japan, the United Kingdom or Germany. The Fund may invest in the securities of companies whose principal activities are in, or governments of, emerging markets.

Small Company Stock Portfolio may invest up to 20% of its assets in foreign securities.

The percentage of a Fund's assets which may be invested in foreign securities as noted above is not a fundamental policy and may be changed at any time without shareholder approval.

Foreign Currency Transactions. (Appreciation, Balanced, Developing Leaders, Growth and Income, International Equity, International Value, Limited Term High Yield, Developing Leaders, Quality Bond, Small Company Stock and Special Value Portfolios) Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention by U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

Bank Securities. (Money Market Portfolio) To the extent the Money Market Portfolio's investments are concentrated in the banking industry, the Fund will have correspondingly greater exposure to the risk factors which are characteristic of such investments. Sustained increases in interest rates can adversely affect the availability or liquidity and cost of capital funds for a bank's lending activities, and a deterioration in general economic conditions could increase the exposure to credit losses. In addition, the value of and the investment return on the Money Market Portfolio's shares could be affected by economic or regulatory developments in or related to the banking industry, and competition within the banking industry as well as with other types of financial institutions. The Money Market Portfolio, however, will seek to minimize its exposure to such risks by investing only in debt securities which are determined to be of high quality.

Municipal Lease/Purchase Obligations. (Growth and Income, Limited Term High Yield and Quality Bond Portfolios) Certain municipal lease/purchase obligations in which the Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, the Manager will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funding for the leased property.

Portfolio Turnover. (All Funds) No Fund will consider portfolio turnover to be a limiting factor in making investment decisions. A turnover rate of 100% is equivalent to the Fund buying and selling all of the securities in its portfolio once in the course of a year. Higher portfolio turnover rates are likely to result in comparatively greater brokerage commissions and transaction costs. The Money Market Portfolio may have a high portfolio turnover, but that should not adversely affect the Fund since it (as is the case for the Quality Bond Portfolio) usually does not pay brokerage commissions when it purchases short-term debt obligations.

State Insurance Regulation. (All Funds) The Company is intended to be a funding vehicle for VA contracts and VLI policies to be offered by Participating Insurance Companies and will seek to be offered in as many jurisdictions as possible. Certain states have regulations concerning concentration of investments, purchase and sale of future contracts and short sales of securities, among other techniques. If applied to a Fund, the Fund may be limited in its ability to engage in such techniques and to manage its portfolio with the flexibility provided herein. It is the Company's intention that each Fund operate in material compliance with current insurance laws and regulations, as applied, in each jurisdiction in which the Fund is offered.

Investment Restrictions

Under normal circumstances, each of the Disciplined Stock, International Equity, International Value, Small Company Stock, and Special Value Portfolios invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks (or other instruments with similar economic characteristics). In the case of Small Company Stock Portfolio, these stocks are issued by small-cap companies as described in the Fund's Prospectus. Under normal circumstances, the Quality Bond Portfolio invests at least 80% of its net assets, plus any borrowings for investment purposes, in bonds (or other instruments with similar economic characteristics). Under normal circumstances, the Limited Term High Yield Portfolio invests at least 80% of its assets in fixed-income securities rated, when purchased, below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by the Manager as described in the Fund's Prospectus. Under normal circumstances, the Developing Leaders Portfolio invests at least 80% of its assets in the stocks of companies the Manager believes to be developing leaders: companies characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. Each of these Funds has adopted a policy to provide its shareholders with at least 60 days' prior notice of any change in its policy to so invest 80% of its assets.

Each Fund's investment objective is a fundamental policy, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. In addition, the Funds have adopted certain investment restrictions as fundamental policies and certain other investment restrictions as non-fundamental policies, as described below.

Appreciation, Money Market, Quality Bond, Developing Leaders and Special Value Portfolios. Each of these Funds (except as noted below) has adopted investment restrictions numbered 1 through 14 as fundamental policies. Investment restrictions numbered 15 and 16 are not fundamental policies and may be changed, as to a Fund, by a vote of a majority of the Company's Board members at any time. With respect to the Appreciation Portfolio, investment restrictions numbered 2, 3, 10, 11, 12 and 14 are not fundamental policies and may be changed, as to that Fund, by a vote of a majority of the Company's Board members at any time. Except where otherwise expressly stated, none of these Funds may:

1.   Borrow money, except, with respect to each Fund other than the Money Market Portfolio, to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets). For purposes of this Investment Restriction, with respect to the Appreciation, Quality Bond and Special Value Portfolios, the entry into options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices shall not constitute borrowing. The Money Market Portfolio may borrow money only (i) from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of its total assets (including the amount borrowed)

based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made and (ii) in connection with the entry into reverse repurchase agreements to the extent described in the Prospectus. While borrowings under (i) above exceed 5% of the Fund's total assets, the Fund will not make any additional investments.

2.　　Sell securities short or purchase securities on margin, except that the Developing Leaders and Special Value Portfolios may engage in short sales and each Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of securities, and the Quality Bond Portfolio may make margin deposits in connection with transactions in options, forward contracts, futures contracts, and options on futures contracts.

3.　　Purchase or write puts and calls or combinations thereof, except as described in the Prospectus and Statement of Additional Information.

4.　　Act as an underwriter of securities of other issuers.

5.　　Purchase or sell real estate or real estate investment trust securities, but each Fund may purchase and sell securities that are secured by real estate and may purchase and sell securities issued by companies that invest or deal in real estate.

6.　　Invest in commodities, except that the Appreciation, Quality Bond and Special Value Portfolios may invest in futures contracts, including those related to indices, and options on futures contracts or indices, and commodities underlying or related to any such futures contracts as well as invest in forward contracts and currency options.

7.　　Lend any securities or make loans to others, except, with respect to the Appreciation, Quality Bond, Developing Leaders and Special Value Portfolios, to the extent permitted under the 1940 Act (which currently limits such loans to no more than 33-1/3% of the value of the Fund's total assets) or as otherwise permitted by the Securities and Exchange Commission. For purposes of this Investment Restriction, the purchase of debt obligations (including acquisitions of loans, loan participations or other forms of debt instruments) and the entry into repurchase agreements shall not constitute loans by the Fund. The Money Market Portfolio may not lend any funds or other assets, except through the purchase of bonds, debentures or other debt securities, or the purchase of bankers' acceptances, commercial paper of corporations, and repurchase agreements. However, the Money Market Portfolio may lend its portfolio securities to the extent set forth in the Prospectus. Any loans of portfolio securities will be made according to guidelines established by the Securities and Exchange Commission and the Company's Board.

8.　　Invest more than 5% of its assets in the obligations of any one issuer, except that up to 25% of the value of the Fund's total assets may be invested, and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities may be purchased, without regard to any such limitation. Notwithstanding the foregoing, to the extent required by the rules of the Securities and Exchange Commission, the Money Market Portfolio will not invest more than 5% of its assets in the obligations of any one bank.

9.   Purchase the securities of any issuer if such purchase would cause the Fund to hold more than 10% of the voting securities of such issuer. This restriction applies only with respect to 75% of such Fund's total assets.

10.   Invest in the securities of a company for the purpose of exercising management or control, but the Fund will vote the securities it owns as a shareholder in accordance with its views.

11.   Purchase or retain the securities of any issuer if the officers or Board members of the Company or the officers or Directors of the Manager (and, with respect to the Appreciation Portfolio, the officers or Directors of Sarofim) individually own beneficially more than 1/2% of the securities of such issuer or together own beneficially more than 5% of the securities of such issuer.

12.   Purchase securities of any company having less than three years' continuous operations (including operations of any predecessors) if such purchase would cause the value of its investments in all such companies to exceed 5% of the value of its total assets.

13.   Invest, except in the case of the Money Market Portfolio, more than 25% of its total assets in the securities of issuers in any single industry; provided that for temporary defensive purposes, there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The Money Market Portfolio may not invest less than 25% of its assets in obligations issued by banks under normal market conditions.

14.   Purchase warrants, except each of the Appreciation, Developing Leaders and Special Value Portfolios may purchase warrants not to exceed 2% of its respective net assets. For purposes of this restriction, such warrants shall be valued at the lower of cost or market, except that warrants acquired by the Fund in units or attached to securities shall not be included within this 2% restriction.

15.   Pledge, hypothecate, mortgage or otherwise encumber its assets, except to the extent necessary to secure permitted borrowings. The Appreciation, Developing Leaders, Special Value and Quality Bond Portfolios' entry into collateral arrangements with respect to options, currency options, futures contracts, including those related to indices, and options on futures contracts or indices and arrangements with respect to initial or variation margin for futures contracts or options will not be deemed to be pledges of such Fund's assets.

16.   Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid if, in the aggregate, more than 15% (10% with respect to the Money Market Portfolio) of the value of the Fund's net assets would be so invested.

* * *

Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Limited Term High Yield and Small Company Stock Portfolios. Each of these Funds has adopted investment restrictions numbered 1 through 8 as fundamental policies, and each of the Balanced, Disciplined Stock, International Value, Limited Term High Yield and Small Company Stock Portfolios has adopted investment restrictions numbered 16 and 17 as additional fundamental policies. Investment restrictions numbered 9 through 15 are not fundamental policies and may be changed, as to a Fund, by a vote of a majority of the Company's Board members at any time. None of these Funds may:

1.	Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

2.	Invest in commodities, except that a Fund may purchase and sell options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices.

3.	Purchase, hold or deal in real estate, or oil, gas or other mineral leases or exploration or development programs, but a Fund may purchase and sell securities that are secured by real estate or issued by companies that invest or deal in real estate.

4.	Borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets). For purposes of this Investment Restriction, the entry into options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices shall not constitute borrowing.

5.	Make loans to others, except through the purchase of debt obligations and the entry into repurchase agreements. However, a Fund may lend its portfolio securities in an amount not to exceed 33-1/3% of the value of its total assets. Any loans of portfolio securities will be made according to guidelines established by the Securities and Exchange Commission and the Company's Board.

6.	Act as an underwriter of securities of other issuers, except to the extent a Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

7.	Issue any senior security (as such term is defined in Section 18(f) of the 1940 Act), except to the extent the activities permitted in Investment Restriction Nos. 2, 4, 11 and 12 may be deemed to give rise to a senior security.

8.	Purchase securities on margin, but a Fund may make margin deposits in connection with transactions in options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices.

9.	Purchase securities of any company having less than three years' continuous operations (including operations of any predecessor) if such purchase would cause the value of its investments in all such companies to exceed 5% of the value of its total assets.

10.	Invest in the securities of a company for the purpose of exercising management or control, but the Fund will vote the securities it owns as a shareholder in accordance with its views.

11.	Pledge, mortgage or hypothecate its assets, except to the extent necessary to secure permitted borrowings and to the extent related to the purchase of securities on a when-issued or forward commitment basis and the deposit of assets in escrow in connection with writing covered put and call options and collateral and initial or variation margin arrangements with respect to options, forward contracts, futures contracts, including those relating to indices, and options on futures contracts or indices.

12.	Purchase, sell or write puts, calls or combinations thereof, except as described in the Prospectus and Statement of Additional Information.

13.	Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid, if, in the aggregate, more than 15% of the value of its net assets would be so invested.

14.	Purchase securities of other investment companies, except to the extent permitted under the 1940 Act.

15.	Purchase warrants in excess of 5% of its net assets. For purposes of this restriction, such warrants shall be valued at the lower of cost or market, except that warrants acquired by a Fund in units or attached to securities shall not be included within this restriction.

The following investment restrictions numbered 16 and 17 apply only to the Balanced, Disciplined Stock, International Value, Limited Term High Yield and Small Company Stock Portfolios. None of these Funds may:

16.	Invest more than 5% of its assets in the obligations of any single issuer, except that up to 25% of the value of the Fund's total assets may be invested, and securities issued or guaranteed by the U.S. Government, or its agencies or instrumentalities may be purchased, without regard to any such limitation.

17.	Hold more than 10% of the outstanding voting securities of any single issuer. This Investment Restriction applies only with respect to 75% of the Fund's total assets.

* * *

If a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from a change in values or assets will not constitute a violation of such restriction. However, if borrowings exceed 33-1/3% of the value of a Fund's total assets as a result of a change in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

In addition, each Fund has adopted the following policies as non-fundamental policies. Each Fund intends (i) to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, and (ii) to comply in all material respects with insurance laws and regulations that the Company has been advised are applicable to investments of separate accounts of Participating Insurance Companies. In addition, each Fund, except the Growth and Income and International Equity Portfolios, has agreed not to invest more than 10% of its total assets in the obligations of any one issuer (excluding U.S. Government securities) and to purchase no more than 10% of an issuer's outstanding securities. As non-fundamental policies, these policies may be changed by vote of a majority of the Board members at any time.

The Company and the Manager have received an exemptive order from the Securities and Exchange Commission which, among other things, permits each Fund to use cash collateral received in connection with lending the Fund's securities, and other uninvested cash, to purchase shares of one or more registered money market funds advised by the Manager in excess of the limitations imposed by the 1940 Act.

MANAGEMENT OF THE COMPANY

The Company's Board is responsible for the management and supervision of each Fund, and approves all significant agreements with those companies that furnish services to the Fund. These companies are as follows:

The Dreyfus Corporation	Investment Adviser
Fayez Sarofim & Co..................................	Sub-Investment Adviser for the Appreciation Portfolio
Wisconsin Capital Management, LLC......	Sub-Investment Adviser for the Balanced Portfolio
Newton Capital Management Limited......	Sub-Investment Adviser for the International Equity Portfolio
Jennison Associates LLC	Sub-Investment Adviser for the Special Value Portfolio
Dreyfus Service Corporation.	Distributor
Dreyfus Transfer, Inc.	Transfer Agent
The Bank of New York	Custodian for the International Equity, International Value, Money Market and Special Value Portfolios
Mellon Bank, N.A.	Custodian for the Balanced, Appreciation, Disciplined Stock, Growth and Income, Limited Term High Yield, Quality Bond, Developing Leaders and Small Company Stock Portfolios

Board Members of the Company[1]

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[1] None of the Board members are "interested persons" of the Company, as defined in the 1940 Act.

Board members of the Company, together with information as to their position with the Company, principal occupations and other board memberships and affiliations, are shown below.

Name (Age) Position with Company (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Joseph S. DiMartino (62) Chair of the Board (1995)	Corporate Director and Trustee	The Muscular Dystrophy Association, *Director* Levcor International, Inc., an apparel fabric processor, *Director* Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director* The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director* Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, *Director*
David P. Feldman (66) Board Member (1994)	Corporate Director and Trustee	BBH Mutual Funds Group (11 funds), *Director* The Jeffrey Company, a private investment company, *Director* QMED*, a medical device company, *Director*
James F. Henry (75) Board Member (1990)	President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)	None
Dr. Paul A. Marks (79) Board Member (1990)	President, Emeritus (2000-Present) and Present and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)	Pfizer, Inc., pharmaceutical company, *Director-Emeritus* Lazard Freres & Co., LLC, *Senior Adviser* Carrot Capital Health Care Ventures-*Adviser* Armgo-Start Up Biotech-*Board of Directors*
Dr. Martin Peretz (66) Board Member (1990)	Editor-in-Chief of The New Republic Magazine Lecturer in Social Studies at Harvard University (1965-2001) Co-Chair of TheStreet.com, a financial daily on the web	Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, *Director* Harvard Center for Blood Research, *Trustee* Bard College, *Trustee* Board of Overseers of YIVO Institute for Jewish Research, *Trustee*

Board members are elected to serve for an indefinite term. The Company has standing audit, nominating and compensation committees, each comprised of its Board members who are not "interested persons" of the Company, as defined in the 1940 Act. The function of the audit committee is (i) to oversee the Company's accounting and financial reporting processes and the audits of the Funds' financial statements and (ii) to assist in the Board members' oversight of the integrity of the Funds' financial statements, the Funds' compliance with legal and regulatory requirements and the independent registered public accounting firm's qualifications, independence and performance. The Company's nominating committee is responsible for selecting and nominating persons as members of the Board for election or appointment by the Board and for election by shareholders. In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration various factors listed in the nominating committee charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of each Fund and its shareholders. The nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Company, c/o The Dreyfus Legal Department, 200 Park Avenue, 8th Floor East, New York, New York 10166, which includes information regarding the recommended nominee as specified in the nominating committee charter. The function of the compensation committee is to establish the appropriate compensation for serving on the Board. The Company also has with respect to each Fund, except the Money Market Portfolio, a standing pricing committee comprised of any one Board member and, with respect to the Money Market Portfolio, a standing evaluation committee. The function of the pricing committee is to assist in valuing the investments of each Fund, except the Money Market Portfolio, and the function of the evaluation committee is to assist in valuing the investments of the Money Market Portfolio. The audit committee met four times and the compensation committee and pricing committee each met twice during the fiscal year ended December 31, 2005. The nominating and evaluation committees had no meetings during the last fiscal year.

The table below indicates the dollar range of each Board member's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2005.

Name of Board Member	Appreciation Portfolio	Balanced Portfolio	Disciplined Stock Portfolio
Joseph S. DiMartino	None	None	None
David P. Feldman	None	None	None
James F. Henry	None	None	None
Dr. Paul A. Marks	None	None	None
Dr. Martin Peretz	None	None	None

Name of Board Member	Growth and Income Portfolio	International Equity Portfolio	International Value Portfolio
Joseph S. DiMartino	None	None	None
David P. Feldman	None	None	None
James F. Henry	None	None	None
Dr. Paul. A. Marks	None	None	None
Dr. Martin Peretz	None	None	None

Name of Board Member	Limited Term High Yield Portfolio	Money Market Portfolio	Quality Bond Portfolio
Joseph S. DiMartino	None	None	None
David P. Feldman	None	None	None
James F. Henry	None	None	None
Dr. Paul A. Marks	None	None	None
Dr. Martin Peretz	None	None	None

Name of Board Member	Developing Leaders Portfolio	Small Company Stock Portfolio	Special Value Portfolio	Aggregate Holding of Funds in the Dreyfus Family of Funds for Which Responsible as a Board Member
Joseph S. DiMartino	None	None	None	Over $100,000
David P. Feldman	None	None	None	Over $100,000
James F. Henry	None	None	None	Over $100,000
Dr. Paul A. Marks	None	None	None	None
Dr. Martin Peretz	None	None	None	$10,001-$50,000

As of December 31, 2005, none of the Board members or their immediate family members owned securities of the Manager, Sarofim, Wisconsin Capital, Newton, Jennison, or the Distributor or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Manager, Sarofim, Wisconsin Capital, Newton, Jennison, or the Distributor.

The Company currently pays its Board members its allocated portion of an annual retainer of $60,000 and a per meeting fee of $8,000 (with a minimum $500 per meeting and per telephone meeting) attended for the Company and seven other funds (comprised of 21 portfolios) in the Dreyfus Family of Funds and reimburses them for their expenses. Emeritus Board members are entitled to receive an annual retainer and a per meeting fee of one-half the amount paid to them as Board members. Based on the Company's compensation structure in effect before June 1, 2005, each Board member received from the Fund an annual fee of $40,000 and an attendance fee of $6,000 per meeting. The Chairman of the Board received an additional 25% of such compensation. The aggregate amount of compensation paid to each Board member by the Company and by all funds in the Dreyfus Family of Funds for which such person was a Board member (the number of portfolio's of such funds is set forth in parenthesis next to each Board member's total compensation) during the year ended December 31, 2005, pursuant to the compensation schedule then in effect, were as follows:

Name of Board Member	Aggregate Compensation From the Company*	Total Compensation From the Company and Fund Complex Paid to Board Member (**)
Joseph S. DiMartino	$38,532	$833,262 (190)
David P. Feldman	$33,372	$194,898 (56)

John M. Fraser, Jr.+	$ 8,242	$ 32,500	(47)
James F. Henry	$33,372	$ 90,648	(21)
Rosalind Gersten Jacobs++	$33,372	$126,898	(32)
Dr. Paul A. Marks	$33,372	$ 90,648	(21)
Dr. Martin Peretz	$32,988	$ 90,148	(21)

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*   Amount does not include the cost of office space, secretarial services and health benefits for the Chairman and expenses reimbursed to Board members for attending Board meetings, which in the aggregate amounted to $11,327.

**   Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Funds, for which the Board member serves.

\+   Emeritus Board member since May 24, 2000.

++   Emeritus Board member since December 31, 2005.

Officers of the Fund

STEPHEN E. CANTER, President since March 2000. Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002. Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000. Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

JAMES WINDELS, Treasurer since November 2001. Director-Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, <u>Vice President and Assistant Secretary since August 2005</u>. Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, <u>Vice President and Assistant Secretary since August 2005</u>. Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, <u>Vice President and Assistant Secretary since August 2005</u>. Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

ERIK D. NAVILOFF, <u>Assistant Treasurer since December 2002</u>. Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

GAVIN C. REILLY, <u>Assistant Treasurer since December 2005.</u> Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

ROBERT S. ROBOL, <u>Assistant Treasurer since August 2003</u>. Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, <u>Assistant Treasurer since December 2002</u>. Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

WILLIAM GERMENIS, <u>Anti-Money Laundering Compliance Officer since September 2002.</u> Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, <u>Chief Compliance Officer since October 2004.</u> Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each Board member and officer of the Company is 200 Park Avenue, New York, New York 10166.

The Company's Board members and officers, as a group, owned less than 1% of each Fund's shares outstanding on March 31, 2006.

Set forth in "Appendix B" to this Statement of Additional Information are the shareholders known by the Company to own of record 5% or more of a Fund's shares outstanding on March 31, 2006. A shareholder that beneficially owns, directly or indirectly, more than 25% of the Company's voting securities may be deemed to be a "control person" (as defined in the 1940 Act) of the Company.

MANAGEMENT ARRANGEMENTS

<u>Investment Adviser</u>. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon"). Mellon is a global financial holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956,

as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets.

The Manager provides advisory services pursuant to an Investment Advisory Agreement (the "Management Agreement") between the Company and the Manager. As to each Fund, the Management Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of such Fund, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company or the Manager, by vote cast in person at a meeting called for the purpose of voting on such approval. As to each Fund, the Management Agreement is terminable without penalty, on 60 days' notice, by the Company's Board or by vote of the holders of a majority of the shares of such Fund, or, upon not less than 90 days' notice, by the Manager. The Management Agreement will terminate automatically, as to the relevant Fund, in the event of its assignment (as defined in the 1940 Act).

The following persons are officers and/or directors of the Manager: Stephen E. Canter, Chair of the Board and Chief Executive Officer; Thomas F. Eggers, President, Chief Operating Officer and a director; Jonathan Baum, Vice Chair-Distribution; Stephen R. Byers, Chief Investment Officer, Vice Chair and a director; J. Charles Cardona, Vice Chair and a director; Diane P. Durnin, Vice Chair and a director; J. David Officer, Vice Chair and a director; Mark N. Jacobs, Executive Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Senior Vice President-Corporate Communications; Lisa A. Fox, Vice President--Human Resources; Anthony Mayo, Vice President--Information Systems; Theodore A. Schachar, Vice President--Tax; Alex G. Sciulli, Vice President; Wendy H. Strutt, Vice President; Gary Pierce, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Assistant Secretary; and Steven G. Elliot, Robert P. Kelly, David F. Lamere, and Ronald P. O'Hanley III, directors.

The Manager maintains office facilities on behalf of the Company, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Company. The Manager, from time to time, may make payments from its own assets to Participating Insurance Companies in connection with the provision of certain administrative services to one or more Funds or servicing and/or maintaining shareholder accounts. The Manager also may make such advertising or promotional expenditures, using its own resources, as it from time to time deems appropriate. Sarofim, using its own assets, including past profits or any other source available to it, reimburses the Manager for a portion of any advertising and promotional expenditures made from the Manager's own resources with respect to the Appreciation Portfolio. Such expenditures are independent of any fees received by Sarofim in connection with the Sarofim Sub-Advisory Agreement described below.

Mellon and its affiliates may have deposit, loan and commercial banking or other relationships with the issuers of securities purchased by a Fund. The Manager has informed the Company that in making its investment decisions it does not obtain or use material inside information that Mellon or its affiliates may possess with respect to such issuers.

Sub-Investment Advisers. With respect to the Appreciation Portfolio, the Company has entered into a Sub-Investment Advisory Agreement (the "Sarofim Sub-Advisory Agreement") with Fayez Sarofim & Co. As to such Fund, the Sarofim Sub-Advisory Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the Fund's outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company or Sarofim, by vote cast in person at a meeting called for the purpose of voting on such approval. The Sarofim Sub-Advisory Agreement is terminable without penalty, on 60 days' notice, by the Company's Board or by vote of the holders of a majority of the Fund's outstanding voting securities, or, upon not less than 90 days' notice, by Sarofim. The Sarofim Sub-Advisory Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

The following persons are officers and/or directors of Sarofim & Co.: Fayez S. Sarofim, Chairman of the Board and President; Raye G. White, Executive Vice President, Secretary, Treasurer and the other director; William K. McGee, Jr., Charles E. Sheedy and Ralph B. Thomas, Senior Vice Presidents; Satish K. Gupta, Alice M. Youngblood, Christopher B. Sarofim, Mary L. Porter, Catherine P. Crain, David L. Pesikoff, Reynaldo Reza, Elizabeth S. Robison, Manisha A. Thakor, and W. Gentry Lee Jr., Vice Presidents; and Robert M. Hopson II, Vice President and Assistant Secretary.

With respect to the Balanced Portfolio, the Manager has entered into a Sub-Investment Advisory Agreement (the "Wisconsin Capital Sub-Advisory Agreement") with Wisconsin Capital Management, LLC. As to such Fund, the Wisconsin Capital Sub-Advisory Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the Fund's outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or Wisconsin Capital, by vote cast in person at a meeting called for the purpose of voting on such approval. The Wisconsin Capital Sub-Advisory Agreement is terminable without penalty, on 60 days' notice, by the Company's Board or by vote of the holders of a majority of the Fund's outstanding voting securities, or, upon not less than 90 days' notice, by Wisconsin Capital. The Wisconsin Capital Sub-Advisory Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

Thomas G. Plumb owns all of the outstanding shares of WCM, Inc., the manager of Wisconsin Capital, and serves as Wisconsin Capital's President.

With respect to the International Equity Portfolio, the Manager has entered into a Sub-Investment Advisory Agreement (the "Newton Sub-Advisory Agreement") with Newton Capital Management Limited. As to such Fund, the Newton Sub-Advisory Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the Fund's outstanding voting securities, provided that in either event the continuance also approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company or Newton, by vote cast in person at a meeting called for the purpose of voting on such approval. The Newton Sub-Advisory Agreement is terminable without penalty, on 60 days' notice, by the Manager, by the Company's Board or by vote of the holders of a majority of the Fund's outstanding voting securities, or, upon not less than 90 days' notice, by Newton. The Newton Sub-Advisory Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

The following persons are directors of Newton: Colin Campbell, Guy Hudson, Helena Morrisey, Jeff Munroe, Andrew Downs, Kate Turner, Mark Scott and Francis Antin.

With respect to the Special Value Portfolio, the Manager has entered into a Sub-Investment Advisory Agreement (the "Jennison Sub-Advisory Agreement") with Jennison Associates LLC. As to such Fund, the Jennison Sub-Advisory Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the Fund's outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company or Jennison, by vote cast in person at a meeting called for the purpose of voting on such approval. The Jennison Sub-Advisory Agreement is terminable without penalty, on 60 days' notice, by the Manager, by the Company's Board or by vote of the holders of a majority of the Fund's outstanding voting securities, or, upon not less than 90 days' notice, by Jennison. The Jennison Sub-Advisory Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

The following persons are officers and/or directors, as applicable, of Jennison: Dennis M. Kass, Chairman, Director and Chief Executive Officer; Spiros Segalas, Director, President and Chief Investment Officer; Mehdi A. Mahmud, Vice Chairman, Director, Executive Vice President and Chief Operating Officer; Ronald K. Andrews, Director; Timothy J. Knierim, Director; and Bernard B. Winograd, Director.

Portfolio Management. The Manager manages each Fund's investments in accordance with the stated policies of the Fund, subject to the approval of the Company's Board. With respect to the Appreciation Portfolio, Balanced Portfolio, International Equity Portfolio and Special Value Portfolio, Sarofim, Wisconsin Capital, Newton and Jennison, respectively, provide day-to-day management of such Fund's investments, subject to the supervision of the Manager and the Company's Board. The Fund's adviser is responsible for investment decisions, and provides the Company with portfolio managers who are authorized by the Company's Board to execute purchases and sales of securities. The portfolio managers are as follows:

Fund	Portfolio Manager
Appreciation	Fayez S. Sarofim
	Charles E. Sheedy
	Christopher B. Sarofim
	Catherine P. Crain
Balanced	Thomas G. Plumb
	David B. Duchow
	Timothy R. O'Brien
	Clint A. Oppermann
Disciplined Stock	Sean P. Fitzgibbon
	Martin D. Stephan
Growth and Income	Emerson Tuttle
	Elizabeth Slover
International Equity	Paul Butler
	Alex Stanic
	Paul Markham
International Value	D. Kirk Henry
	Carolyn Kedersha
	Clifford Smith
Limited Term High Yield	Jon Uhrig
	John McNichols
Money Market	Bernard W. Kiernan, Jr.
	Patricia A. Larkin
	James O'Connor
Quality Bond	Catherine Powers
	Chris Pellegrino
Developing Leaders	John S. Cone
	Oliver Buckley
	Langton C. Garvin
	Kristin Crawford
Small Company Stock	Dwight E. Cowden
Special Value	Mark G. DeFranco
	Brian M. Gillott

The Manager, Newton, Wisconsin Capital, Sarofim and Jennison maintain research departments with professional portfolio managers and securities analysts who provide research services for the Company and for other funds advised by the Manager, Newton, Wisconsin Capital, Sarofim or Jennison. All purchases and sales of each Fund are reported for the Board's review at the meeting subsequent to such transactions.

The Company, the Manager, Sarofim, Wisconsin Capital, Newton, Jennison, and the Distributor have each adopted a Code of Ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the Fund. The Code of Ethics of each of the Manager, Sarofim, Wisconsin Capital, Newton and Jennison restricts the personal securities transactions of its employees, and requires the portfolio managers and other investment personnel to comply with the Code's pre-clearance and disclosure procedures. The primary purpose of each Code is to ensure that personal trading by employees of the Manager, Sarofim, Wisconsin Capital, Newton, or Jennison, respectively, does not disadvantage any fund managed by the Manager, Sarofim, Wisconsin Capital, Newton, or Jennison, as the case may be.

Portfolio Manager Compensation (Developing Leaders). Portfolio manager compensation is comprised of a market-based salary, an annual incentive plan and a long-term incentive plan. The portfolio managers are compensated by Franklin Portfolio Associates ("Franklin Portfolio"), an affiliate of the Manager, and not by the Fund. Portfolio managers are eligible to join the Mellon deferred compensation program, and the Mellon defined contribution pension plan, pursuant to which employer contributions are invested in Mellon common stock.

Funding for the Franklin Portfolio Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of Franklin's Portfolio overall profitability. Therefore, all bonus awards are based initially on Franklin Portfolio's financial performance. Portfolio managers are eligible to receive annual cash bonus awards from the incentive compensation plan. Individual awards for portfolio managers are discretionary, based on product performance relative to both benchmarks and peer comparisons and goals established at the beginning of each calendar year. Goals are to a substantial degree based on investment performance, including performance for one and three year periods. Also considered in determining individual awards are team participation and general contributions to Franklin Portfolio.

All portfolio managers are also eligible to participate in the Franklin Portfolio Long Term Incentive Plan. This plan provides for an annual award, payable in deferred cash that cliff vests after 3 years, with an interest rate equal to the average year over year earnings growth of Franklin Portfolio (capped at 20% per year). Management has discretion with respect to actual participation and award size.

Portfolio Managers and analysts Compensation: (Growth and Income, Disciplined Stock, International Value). The portfolio managers' cash compensation is comprised primarily of a market-based salary and incentive compensation plans (annual and long term incentive). The portfolio managers are compensated by The Boston Company Asset Management, LLC ("TBCAM"), an affiliate of the Manager, and not by the Fund. Funding for the TBCAM Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of overall TBCAM profitability. Therefore, all bonus awards are based initially on TBCAM's financial performance. The portfolio managers are eligible to receive annual cash bonus awards from the Annual Incentive Plan. Annual incentive opportunities are pre-established for each individual, expressed as a percentage of base salary ("target awards"). Annual awards are determined by applying multiples to this target award and are capped at a maximum range of incentive opportunity for the job category. Awards are 100% discretionary and regardless of performance will be subject to pool funding availability. Awards are paid in cash on an annual basis. A significant portion of the target opportunity awarded is based upon the one-year and three-year (weighted more heavily) pre-tax performance of the portfolio manager's accounts relative to the performance of the appropriate Lipper and Callan peer groups. Other factors considered in determining the award are individual qualitative performance and the asset size and revenue growth of the products managed.

For research analysts and other investment professionals, awards are distributed to the respective product teams (in the aggregate) based upon product performance relative to TBCAM-wide performance measured on the same basis as described above. Further allocations are made to specific team members by the product portfolio manager based upon sector contribution and other qualitative factors.

All portfolio managers and analysts are also eligible to participate in the TBCAM Long Term Incentive Plan. This plan provides for an annual award, payable in cash after a three-year cliff vesting period. The value of the award increases during the vesting period based upon the growth in TBCAM's net income.

Portfolio Manager Compensation (International Equity). The portfolio managers' compensation is primarily comprised of a market-based salary, annual cash bonus and participation in the Newton Long Term Incentive Plan. The level of variable compensation (annual cash bonus and Newton Long Term Incentive Plan) ranges from 0% of base salary to in excess of 200% of base salary, depending upon corporate profits, team performance and individual performance.

The annual cash bonus is discretionary. Portfolio manager awards are heavily weighted towards their investment performance relative to both benchmarks and peer comparisons and individual qualitative performance. Awards are also reviewed against market data from industry compensation consultants such as McLagan Partners to ensure comparability with competitors.

The portfolio managers also are eligible to participate, at the discretion of management, in the Newton Long Term Incentive Plan. This plan provides for an annual cash award that vests after four years. The value of the award may change during the vesting period based upon changes in Newton's operating income.

Portfolio managers are also eligible to join the Mellon Defined Contribution Pension Plan, pursuant to which employer contributions are invested in a pooled vehicle for retirement. The value of the fund is not guaranteed and fluctuates based on market factors.

Portfolio Manager Compensation (Special Value). The portfolio managers are compensated by Jennison and not by Dreyfus or the Fund. Jennison seeks to maintain a highly competitive compensation program designed to attract and retain outstanding investment professionals, which include portfolio managers and research analysts, and to align the interests of its investment professionals with that of its clients and overall firm results. Overall firm profitability determines that the total amount of incentive compensation pool that is available for investment professionals. Investment professionals are compensated with a combination of base salary ad discretionary cash bonus. In general, the cash bonus comprises the majority of the compensation for investment professionals.

Investment professionals' total compensation is determined through a subjective process that evaluates numerous qualitative and quantitative factors. There is no particular weighting or formula for considering the factors. Some portfolio managers or analysts may manage or contribute ideas to more than one product strategy and are evaluated accordingly. The factors considered for an investment professional whose primary role is portfolio management will differ from an investment professional who is a portfolio manager with research analyst responsibilities.

The following factors will be reviewed for each portfolio manager: (i)one and three year pre-tax investment performance of groupings of accounts (a "Composite") relative to pre-determined passive indices and industry peer group data for the product strategy (e.g., large cap growth, large cap value) for which the portfolio manager is responsible; (ii)the investment professional's contribution to client portfolios' pre-tax one and three year performance from the investment professional's recommended stocks relative to the strategy's passive benchmarks and to the investment professional's respective coverage universes; (iii)historical and long-term business potential of the product strategies; (iv) qualitative factors such as teamwork and responsiveness; and (v)other factors such as experience and other responsibilities such as being a team leader or supervisor may also affect an investment professional's total compensation.

Portfolio Manager Compensation (Quality Bond, Limited Term High Yield). The portfolio managers' cash compensation is comprised primarily of a market-based salary and an incentive compensation plan (annual and long term incentive). The portfolio managers are compensated by Standish Mellon Asset Management ("SMAM"), an affiliate of the Manager, and not by Dreyfus or the Fund. Funding for the Standish Annual Incentive Plan and Long Term Incentive Plan is through a pre-determined fixed percentage of overall company profitability. Therefore, all bonus awards are based initially on SMAM's performance. The investment professionals are eligible to receive annual cash bonus awards from the incentive compensation plan. Annual awards are granted in March, for the prior calendar year. Individual awards for investment professionals are discretionary, based on product performance relative to both benchmarks and peer comparisons and goals established at the beginning of each calendar year. Goals are to a substantial degree based on investment performance, including performance for one and three year periods. Also considered in determining individual awards are team participation and general contributions to Standish.

All portfolio managers are also eligible to participate in the Standish Long Term Incentive Plan. This plan provides for an annual award, payable in deferred cash that cliff vests after 3 years, with an interest rate equal to the average year over year earnings growth of Standish (capped at 20% per year). Management has discretion with respect to actual participation.

Portfolio managers whose compensation exceeds certain levels may elect to defer portions of their base salaries and/or incentive compensation pursuant to Mellon's elective deferred compensation plan.

Portfolio Manager Compensation (Balanced). Portfolio manager compensation is comprised primarily of a market-based salary and a profit-sharing compensation arrangement. Overall Wisconsin Capital profitability determines the total amount of compensation that is available for portfolio managers. The portfolio managers are compensated by the Wisconsin Capital and not by Dreyfus or the Fund. The portfolio managers own all of the equity of Wisconsin Capital. The profit-sharing compensation arrangement is governed by an Operating Agreement that sets forth the method in which net profits of Wisconsin Capital (above those net profits distributed to non-member employees as discretionary bonuses) are allocated among the members. Members of the sub-investment adviser divide the net profits of the firm on an annual fixed percentage that is designed to provide the minority members an increasing ownership interest in the firm over time. The profit-sharing compensation plan is not directly related to the performance or size of the Fund or any other account managed by the sub-investment adviser. However, the performance and size of the Fund may have a material impact on the sub-investment adviser's net profits.

Portfolio Manager Compensation (Appreciation). The portfolio managers are compensated through (i) payment of a fixed annual salary and discretionary annual bonuses and (ii) the possible issuance of stock options and incentive stock options. The portfolio managers are compensated by Sarofim and not by Dreyfus or the Fund. The fixed annual salary amounts and the discretionary annual bonus amounts constitute the largest component of the portfolio managers' compensation, and these amounts are determined annually through a comprehensive review process pursuant to which executive officers and the members of Fayez Sarofim & Co.'s Board of Directors review and consider the accomplishments and development of each portfolio manager, especially with respect to those client accounts involving the portfolio manager. A lesser component of the portfolio manager's compensation results from the possible issuance of stock options and incentive stock options. Portfolio managers are sometimes granted stock options and incentive stock options to acquire shares of the capital stock of The Sarofim Group, Inc., the ultimate corporate parent of Fayez Sarofim & Co. The decisions as to whether to issue such options and to whom the options are to be issued are made in conjunction with the annual salary and bonus review process, and the options are issued pursuant to a stock option plan adopted by The Sarofim Group, Inc. The options are not based on the particular performance or asset value of any particular client account or of all client accounts as a group, but rather the performance and accomplishments of the individual to whom the option is to be granted. There are various aspects of the review process that are designed to provide objectivity, but, in the final analysis, the evaluation is a subjective one that is based upon a collective overall assessment. There are, however, no specified formulas or benchmarks tied to the particular performance or asset value of any particular client account or of all client accounts as a group.

Portfolio Manager Compensation (Small Company Stock). Portfolio manager compensation is comprised primarily of a market-based salary and an incentive compensation plan. The portfolio manager is compensated by Mellon or its affiliates and not by the Fund. The incentive compensation plan is comprised of 3 components: portfolio performance (approximately 70%), individual qualitative performance (approximately 25%), and the overall performance of the Private Wealth Management division (approximately 5%).

Portfolio performance is measured by the one-year and three-year pre-tax annualized total return of all of the portfolio manager's accounts relative to the appropriate index or peer group. One-year performance in each category is weighted at 35% and three-year performance at 65%. The portfolio manager's performance is measured on either a straight average (each account weighted equally).

Individual qualitative performance is based on senior management's evaluation of portfolio manager performance based on any combination of the following: marketing contributions, new product development, performance on special assignments, people development, methodology enhancements, growth in assets under management, and support to colleagues. Senior management may consider additional factors at their discretion.

In addition, the portfolio manager is eligible for Mellon's Long Term Incentive Plan. Under that plan, cash and/or Mellon stock may be awarded based on individual performance and contributions to the Investment Department and the Mellon organization.

Additional Information About Portfolio Managers. The following table lists the number and types of other accounts advised by each primary portfolio manager and assets under management in those accounts as of the end of the Fund's fiscal year:

Primary Portfolio Manager	Registered Investment Company Accounts	Assets Managed	Pooled Accounts	Assets Managed	Other Accounts	Assets Managed
Fayez S. Sarofim (AP)	6	$6.4b	18	$6.2b	638	$21.8b
Thomas G. Plumb (BP)	1	$915m	-0-	-0-	237	$491m
Oliver Buckley (DLP)	19[2]	$15.7b	3	$606.5m	81[2]	$15.6b
John Cone (DLP)	19[2]	$15.7b	3	$606.5m	81[2]	$15.6b
Langton Garvin (DLP)	19[2]	$15.7b	3	$606.5m	81[2]	$15.6b
Kristin Crawford (DLP)	19[2]	$15.7b	3	$606.5m	81[2]	$15.6b
Sean Fitzgibbon (DSP)	5	$2.6b	1	$37m	30	$639m
Emerson Tuttle	4	$1.1b	-0-	-0-	1	$50.2m

Primary Portfolio Manager	Registered Investment Company Accounts	Assets Managed	Pooled Accounts	Assets Managed	Other Accounts	Assets Managed
(GIP) Paul Butler (IEP)						
Kirk Henry (IVP)	17[1]	$7.6b	11	$5.3b	79[1]	$21.1b
Jon Uhrig (LTHYP)	6	$968m	1	$341.719m	10	$912.142m
Catherine Powers (QBP)	7	$1,767.653m	-0-	-0-	67	$4,823.238m
Dwight Cowden (SCSP)	2	$744m	-0-	-0-	-0-	-0-
Mark DeFranco (SVP)	3	$1,638.5m	3	$316.6m	11[3]	$703.5m[3]
Brian Gillott (SVP)	3	$1,638.5m	3	$316.6m	11[3]	$703.5m[3]

_____

[1]. The advisory fee for one of these accounts, which has total assets of $274 million based on the performance of the account.

[2]. The advisory fees for two of the registered investment company accounts, which have total assets of approximately $9.1 billion, are based on the performance of the respective account. Advisory fees for fifteen of the other accounts, which have total assets of approximately $4.5 billion, are based on the performance of the respective account.

[3]. Other Accounts excludes the assets and number of accounts in wrap fee programs that are managed using model portfolios and the assets of an institutional account managed using a model portfolio because Jennison does not have discretion to trade securities in the institutional model portfolio.

The dollar range of Fund shares beneficially owned by the primary portfolio manager are as follows as of the end of the Fund's fiscal year:

Portfolio Manager	Fund Name	Dollar Range of Fund Shares Beneficially Owned
Fayez S. Sarofim	Appreciation	None
Thomas G. Plumb	Balanced	None
Oliver Buckley	Developing Leaders	None
John S. Cone	Developing Leaders	None
Langton C. Garvin	Developing Leaders	None
Kristin Crawford	Developing Leaders	None
Sean P. Fitzgibbon	Disciplined Stock	None
Emerson Tuttle	Growth and Income	None
Paul Butler	International Equity	None
D. Kirk Henry	International Value	None
Jon Uhrig	Limited Term High Yield	None

Catherine Powers	Quality Bond	None
Dwight E. Cowden	Small Company Stock	None
Mark G. DeFranco	Special Value	None
Brian M. Gillott	Special Value	None

Portfolio managers may manage multiple accounts for a diverse client base, including mutual funds, separate accounts (assets managed on behalf of institutions such as pension funds, insurance companies and foundations), bank common trust accounts and wrap fee programs ("Other Accounts").

Potential conflicts of interest may arise because of Dreyfus' management of the Fund and Other Accounts. For example, conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities, as Dreyfus may be perceived as causing accounts it manages to participate in an offering to increase Dreyfus' overall allocation of securities in that offering, or to increase Dreyfus' ability to participate in future offerings by the same underwriter or issuer. Allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as Dreyfus may have an incentive to allocate securities that are expected to increase in value to preferred accounts. Initial public offerings, in particular, are frequently of very limited availability. Additionally, portfolio managers may be perceived to have a conflict of interest if there are a large number of Other Accounts, in addition to the Fund, that they are managing on behalf of Dreyfus. Dreyfus periodically reviews each portfolio manager's overall responsibilities to ensure that he or she is able to allocate the necessary time and resources to effectively manage the Fund. In addition, Dreyfus could be viewed as having a conflict of interest to the extent that Dreyfus or its affiliates and/or portfolio managers have a materially larger investment in Other Accounts than their investment in the Fund.

Other Accounts may have investment objectives, strategies and risks that differ from those of the Fund. For these or other reasons, the portfolio managers may purchase different securities for the Fund and the Other Accounts, and the performance of securities purchased for the Fund may vary from the performance of securities purchased for Other Accounts. The portfolio managers may place transactions on behalf of Other Accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions.

A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in another account, such as when a purchase increases the value of securities previously purchased by the other account, or when a sale in one account lowers the sale price received in a sale by a second account.

Conflicts of interest similar to those described above arise when portfolio managers are employed by a sub-investment adviser or are dual employees of the Manager and an affiliated entity and such portfolio managers also manage Other Accounts.

Dreyfus' goal is to provide high quality investment services to all of its clients, while meeting Dreyfus' fiduciary obligation to treat all clients fairly. Dreyfus has adopted and implemented policies and procedures, including brokerage and trade allocation policies and procedures, that it believes address the conflicts associated with managing multiple accounts for multiple clients. In addition, Dreyfus monitors a variety of areas, including compliance with Fund guidelines, the allocation of IPOs, and compliance with the firm's Code of Ethics. Furthermore, senior investment and business personnel at Dreyfus periodically review the performance of the portfolio managers for Dreyfus-managed funds.

Expenses. All expenses incurred in the operation of the Company are borne by the Company, except to the extent specifically assumed by the Manager (or, if applicable, the Fund's sub-investment adviser). The expenses borne by the Company include: taxes, interest, loan commitment fees, dividends and interest on securities sold short, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Manager or any sub-investment adviser or any affiliates thereof, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining the Company's existence, costs of independent pricing services, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of shareholders' reports and meetings, costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, and any extraordinary expenses. In addition, each class of shares bears any class specific expenses allocated to such class, such as expenses related to the distribution and/or shareholder servicing of such class. Each Fund's Service shares are subject to an annual distribution fee. See "Distribution Plan (Service Shares Only)." Expenses attributable to a particular Fund are charged against the assets of that Fund; other expenses of the Company are allocated among the Funds on the basis determined by the Company's Board, including, but not limited to, proportionately in relation to the net assets of each Fund.

As compensation for its services, the Company has agreed to pay the Manager a monthly fee at the annual rate set forth below as a percentage of the relevant Fund's average daily net assets. The effective annual rate of the monthly investment advisory fee the Company paid the Manager pursuant to any undertaking in effect for the fiscal year ended December 31, 2005 as a percentage of the relevant Fund's average daily net assets also is set forth below:

Name of Fund	Annual Rate of Investment Advisory Fee Payable	Effective Annual Rate of Investment Advisory Fee Paid
Appreciation Portfolio		.43%
0 to $150 million of average daily net assets	.55%	
$150 million to $300 million of average daily net assets	.50%	

Name of Fund	Annual Rate of Investment Advisory Fee Payable	Effective Annual Rate of Investment Advisory Fee Paid
$300 million or more of average daily net assets	.375%	
Balanced Portfolio	.75%	.74%
Disciplined Stock Portfolio	.75%	.75%
Growth and Income Portfolio	.75%	.75%
International Equity Portfolio	.75%	.75%
International Value Portfolio	1.00%	1.00%
Limited Term High Yield Portfolio	.65%	.63%
Money Market Portfolio	.50%	.50%
Quality Bond Portfolio	.65%	.50%
Developing Leaders Portfolio	.75%	.75%
Small Company Stock Portfolio	.75%	.74%
Special Value Portfolio	.75%	.74%

The fees paid by the Company to the Manager with respect to each Fund for the fiscal years ended December 31, 2003, 2004 and 2005 were as follows:

Fees Paid For Year Ended
December 31, 2003

Name of Fund	Advisory Fee Payable	Reduction in Fee	Net Fee Paid
Appreciation	$3,546,833	$0	$3,546,833
Balanced	647,937	0	647,937
Disciplined Stock	848,682	0	848,682
Growth and Income	1,830,182	0	1,830,182
International Equity	226,394	0	226,394
International Value	417,040	34,252	382,738
Limited Term High Yield	197,682	17,300	180,382
Money Market	928,082	0	928,082
Quality Bond	1,633,438	0	1,633,438
Developing Leaders	4,872,568	0	4,872,568
Small Company Stock	241,791	0	241,791
Special Value	236,163	12,165	223,998

Fees Paid For Year Ended
December 31, 2004

Name of Fund	Advisory Fee Payable	Reduction in Fee	Net Fee Paid
Appreciation	$3,709,636	$0	$3,709,636

Name of Fund	Advisory Fee Payable	Reduction in Fee	Net Fee Paid
Balanced	$640,392	$0	$640,392
Disciplined Stock	$864,501	$0	$864,501
Growth and Income	$1,871,097	$0	$1,871,097
International Equity	$282,338	$0	$282,338
International Value	$883,641	$0	$883,641
Limited Term High Yield	$215,671	$0	$215,671
Money Market	$644,724	$0	$644,724
Quality Bond	$1,465,319	$0	$1,465,319
Developing Leaders	$5,852,263	$0	$5,852,263
Small Company Stock	$325,603	$0	$325,603
Special Value	$262,283	$5,433	$256,850

**Fees Paid For Year Ended
December 31, 2005**

Name of Fund	Advisory Fee Payable	Reduction in Fee	Net Fee Paid
Appreciation	$3,527,538	$-0-	$3,527,538
Balanced	$555,205	$6,477	$548,728
Disciplined Stock	$781,667	$-0-	$781,667
Growth and Income	$1,642,047	$-0-	$1,642,047
International Equity	$332,502	$-0-	$332,502
International Value	$1,351,536	$-0-	$1,351,536
Limited Term High Yield	$201,748	$4,977	$196,771
Money Market	$629,865	$-0-	$629,865
Quality Bond	$1,414,456	$326,415	$1,088,050
Developing Leaders	$5,768,275	$-0-	$5,768,275
Small Company Stock	$338,726	$5,935	$332,791
Special Value	$234,656	$2,685	$231,971

As compensation for Sarofim's services, the Company has agreed to pay Sarofim a monthly sub-advisory fee at the annual rate set forth below as a percentage of the Appreciation Portfolio's average daily net assets. The effective annual rate of the monthly sub-investment advisory fee the Fund paid Sarofim for the fiscal year ended December 31, 2005, as a percentage of the Appreciation Portfolio's average daily net assets also is set forth below:

Appreciation Portfolio	Annual Rate of Sub-Investment Advisory Fee Payable	Effective Annual Rate of Sub-Investment Advisory Fee Paid in 2005
		.32%
0 to $150 million of average daily net assets	.20%	

$150 million to $300 million of average daily net assets	.25%	
$300 million or more of average daily net assets	.375%	

The fees paid by the Appreciation Portfolio to Sarofim with respect to the Appreciation Portfolio for the fiscal years ended December 31, 2003, 2004 and 2005 amounted to $2,646,833, $2,809,636 and $2,627,538, respectively.

As compensation for Wisconsin Capital's services, the Manager has agreed to pay Wisconsin Capital a monthly sub-advisory fee at the annual rate set forth below as a percentage of the Balanced Portfolio's average daily net assets. The effective annual rate of the monthly sub-investment advisory fee the Manager paid Wisconsin Capital for the fiscal year ended December 31, 2005, as a percentage of the Balanced Portfolio's average daily net assets also is set forth below:

	Annual Rate of Sub-Investment Advisory Fee Payable	Effective Annual Rate of Sub-Investment Advisory Fee Paid in 2005
Balanced Portfolio		
		.25%
0 to $300 million of average daily net assets	.25%	
$300 million or more of average daily net assets	.20%	

The fees paid by the Manager to Wisconsin Capital with respect to the Balanced Portfolio for the period December 10, 2004 (effective date of Wisconsin Capital Sub-Advisory Agreement) through December 31, 2004 amounted to $12,420 and $185,068 for the fiscal year ended December 31, 2005.

As compensation for Newton's services, the Manager has agreed to pay Newton a monthly sub-advisory fee at the annual rate set forth below as a percentage of the International Equity Portfolio's average daily net assets. The effective annual rate of the monthly sub-investment advisory fee the Manager paid Newton for the fiscal year ended December 31, 2005, as a percentage of the International's Equity Portfolio's average daily net assets also is set forth below:

	Annual Rate of Sub-Investment Advisory Fee Payable By the Manager	Effective Annual Rate of Sub-Investment Advisory Fee Paid By the Manager in 2005
International Equity Portfolio		
		.35%
0 to $100 million of average daily net assets	.35%	
$100 million to $1 billion of average daily net assets	.30%	
$1 billion to $1.5 billion of average daily net assets	.26%	

$1.5 billion or more of average daily net assets   .20%

The fees paid by the Manager to Newton with respect to the International Equity Portfolio for the fiscal years ended December 31, 2003, 2004 and 2005 amounted to $113,197, $141,169, and $166,251, respectively.

As compensation for Jennison's services, the Manager has agreed to pay Jennison, a monthly sub-advisory fee at the annual rate set forth below as a percentage of the Special Value Portfolio's average daily net assets. The effective annual rate of the monthly sub-investment advisory fee the Manager paid Jennison for the fiscal year ended December 31, 2005, as a percentage of the Special Value Portfolio's average daily net assets also is set forth below:

Special Value Portfolio	Annual Rate of Sub-Investment Advisory Fee Payable by Manager	Effective Annual Rate of Sub-Investment Advisory Fee Paid by Manager in 2005
		.50%
0 to $300 million	.50%	
$300 million and over	.45%	

The fee paid by the Manager to Jennison with respect to the Special Value Portfolio for the fiscal years ended December 31, 2003, 2004 and 2005 amounted to $157,442, $174,865, and $156,437, respectively.

The Manager (and, with respect to the Appreciation Portfolio, Sarofim) has agreed that if, in any fiscal year, the aggregate expenses of the Company, exclusive of taxes, brokerage, interest on borrowings and (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the advisory fees, exceed the expense limitation of any state having jurisdiction over the Company, the Company may deduct from the payment to be made to the Manager (and, with respect to the Appreciation Portfolio, Sarofim) or the Manager (and, with respect to the Appreciation Portfolio, Sarofim) will bear, such excess expense to the extent required by state law. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

The aggregate of the fees payable to the Manager (other than for the Appreciation Portfolio) is not subject to reduction as the value of a Fund's assets increases.

The Distributor. The Distributor, a wholly-owned subsidiary of the Manager located at 200 Park Avenue, New York, New York 10166, serves as the Company's distributor on a best efforts basis pursuant to an agreement with the Company which is renewable annually. The Distributor also acts as distributor for the other funds in the Dreyfus Family of Funds and for certain other investment companies.

The Manager or the Distributor may provide cash payments out of its own resources to Participating Insurance Companies and other financial intermediaries that sell shares of the Funds or provide other services. Such payments are in addition to any 12b-1 fees and/or shareholder services fees or other expenses paid by the Funds. These additional payments may be made to Participating Insurance Companies and other financial intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Participating Insurance Companies. Cash compensation also may be paid to Participating Insurance Companies for inclusion of a Fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for the Participating Insurance Company to recommend or sell shares of the Fund to you. Please contact your Participating Insurance Company for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to the Funds.

From time to time, the Manager or the Distributor also may provide cash or non-cash compensation to Participating Insurance Companies in the form of: occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Transfer and Dividend Disbursing Agent and Custodian. Dreyfus Transfer, Inc. (the "Transfer Agent"), a wholly-owned subsidiary of the Manager, 200 Park Avenue, New York, New York 10166, is the Company's transfer and dividend agent. Under a transfer agency agreement with the Company, the Transfer Agent arranges for maintenance of shareholder account records for the Company, the handling of certain communications between shareholders and the Company and the payment of dividends and distributions payable by the Company. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Company during the month, and is reimbursed for certain out-of-pocket expenses.

The Bank of New York, One Wall Street, New York, New York 10286, serves as the Company's custodian with respect to International Equity, International Value, Money Market and Special Value Portfolios. The Bank of New York has no part in determining the investment policies of the Company or which securities are to be purchased or sold by the Company.

Mellon Bank, N.A., an affiliate of the Manager, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, serves as the Company's custodian with respect to the Appreciation, Balanced, Disciplined Stock, Growth and Income, Limited Term High Yield, Quality Bond, Developing Leaders and Small Company Stock Portfolios. Under a custody agreement with the Company, Mellon Bank, N.A. holds each such Fund's securities and keeps all necessary accounts and records. For its custody services, Mellon Bank, N.A. receives a monthly fee based on the market value of each Fund's assets held in custody and receives certain securities transaction charges.

<center>HOW TO BUY SHARES</center>

Each Fund (except the Money Market Portfolio) offers two classes of shares--Initial shares and Service shares. The classes are identical, except as to the expenses borne by each class, which may affect performance. See "Distribution Plan (Service Shares Only)." Company shares currently are offered only to separate accounts of Participating Insurance Companies. **Individuals may not place purchase orders directly with the Company**.

As discussed under "Management Arrangements – Distributor," Participating Insurance Companies and other financial intermediaries may receive revenue sharing payments from the Manager or the Distributor. The receipt of such payments could create an incentive for a Participating Insurance Company to recommend or sell shares of a Fund instead or other mutual funds where such payments are not received. Please contact your Participating Insurance Company for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to the Funds.

Separate accounts of the Participating Insurance Companies place orders based on, among other things, the amount of premium payments to be invested pursuant to Policies. See the prospectus of the separate account of the Participating Insurance Company for more information on the purchase of Fund shares and with respect to the availability for investment in specific classes of the Funds and in specific Funds of the Company. The Company does not issue share certificates.

Purchase orders from separate accounts based on premiums and transaction requests received by the Participating Insurance Company on a given business day in accordance with procedures established by the Participating Insurance Company will be effected at the net asset value of the applicable Fund determined on such business day if the orders are received by the Company in proper form and in accordance with applicable requirements on the next business day and Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) in the net amount of such orders are received by the Company on the next business day in accordance with applicable requirements. It is each Participating Insurance Company's responsibility to properly transmit purchase orders and Federal Funds in accordance with applicable requirements. Policy holders should refer to the prospectus for their contracts or Policies in this regard.

Fund shares are sold on a continuous basis. Net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time), on days that the New York Stock Exchange is open for regular business. For purposes of determining net asset value, certain options and futures may be valued 15 minutes after the close of trading on floor of the New York Stock Exchange. Net asset value per share of each class of shares is computed by dividing the value of a Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of such Fund's shares outstanding. For information regarding the methods employed in valuing each Fund's investments, see "Determination of Net Asset Value."

DISTRIBUTION PLAN

(SERVICE SHARES ONLY)

Rule 12b-1 (the "Rule") adopted by the Securities and Exchange Commission under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule. The Company's Board has adopted such a Plan (the "Plan"), with respect to Service shares of each Fund (except the Money Market Portfolio), pursuant to which the Fund pays the Distributor at an annual rate of 0.25% of the value of the average daily net assets of the Fund's Service shares for distributing Service shares, for advertising and marketing related to Service shares and for servicing and/or maintaining accounts of Service class shareholders. Under the Plan, the Distributor may make payments to Participating Insurance Companies and the principal underwriters for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. The Company's Board believes that there is a reasonable likelihood that the Company's Plan will benefit each Fund for which the Plan was adopted and the holders of the Fund's Service shares.

A quarterly report of the amounts expended under the Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Plan provides that it may not be amended to increase materially the costs which holders of Service shares may bear pursuant to the Plan without the approval of the holders of such shares and that other material amendments of the Plan must be approved by the Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan, by vote cast in person or at a meeting called for the purpose of considering such amendment. The Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Plan. As to each Fund, the Plan may be terminated at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan or by vote of the holders of a majority of such Fund's Service shares.

Set forth below are the total amounts paid pursuant to the Plan by each indicated Fund, with respect to its Service shares, to the Distributor for the fiscal year ended December 31, 2005:

Name of Fund	Payments To Distributor	Reduction In Fee	Net Fee Paid
Appreciation	$220,439	$-0-	$220,439
Balanced	$48,826	$29,786	$19,040
Disciplined Stock	$22,958	$13,980	$8,978
Growth and Income	$53,457	$14,352	$39,105
International Equity	$12,476	$-0-	$12,476
International Value	$107,586	$22,937	$84,649
Limited Term High Yield	$23,343	$21,862	$1,481
Quality Bond	$129,231	$-0-	$129,231

Name of Fund	Payments To Distributor	Reduction In Fee	Net Fee Paid
Developing Leaders	$54,626	$-0-	$54,626
Small Company Stock	$15,431	$6,143	$9,288
Special Value	$12,485	$9,205	$3,280

HOW TO REDEEM SHARES

Fund shares may be redeemed at any time by the separate accounts of the Participating Insurance Companies. **Individuals may not place redemption orders directly with the Company.** Redemption requests from separate accounts based on premiums and transaction requests received by the Participating Insurance Company on a given business day in accordance with procedures established by the Participating Insurance Company will be effected at the net asset value of the applicable Fund determined on such business day if the requests are received by the Fund in proper form and in accordance with applicable requirements on the next business day. It is each Participating Insurance Company's responsibility to properly transmit redemption requests in accordance with applicable requirements. Policy holders should consult their Participating Insurance Company prospectus in this regard. The value of the shares redeemed may be more or less than their original cost, depending on the Fund's then-current net asset value. No charges are imposed by the Fund when shares are redeemed.

The Company ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission.

Should any conflict between VA contract holders and VLI policy holders arise which would require that a substantial amount of net assets be withdrawn, orderly portfolio management could be disrupted to the potential detriment of such contract holders and policy holders.

Redemption Commitment. The Company has committed to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of a Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the Securities and Exchange Commission. In the case of requests for redemption in excess of such amount, the Company's Board reserves the right to make payments in whole or part in securities or other assets of the Fund in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sells such securities, brokerage charges might be incurred.

Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the Securities and Exchange Commission so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit to protect the Fund's shareholders.

EXCHANGE PRIVILEGE

Investors can exchange shares of a class for shares of the same class of any other fund/portfolio managed by the Manager that is offered only to separate accounts established by Participating Insurance Companies to fund Policies, or for shares of the Money Market Portfolio, subject to the terms and conditions set forth in the applicable Participating Insurance Company's prospectus. Policy holders should refer to the applicable Participating Insurance Company's prospectus for more information on exchanging Fund shares. The Company reserves the right to modify or discontinue its exchange program at any time upon 60 days' notice to the Participating Insurance Companies.

DETERMINATION OF NET ASSET VALUE

Money Market Portfolio. The valuation of the Money Market Portfolio's securities is based upon their amortized cost which does not take into account unrealized capital gains or losses. This involves valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument.

The Company's Board has established, as a particular responsibility within the overall duty of care owed to the Money Market Portfolio's shareholders, procedures reasonably designed to stabilize the Fund's price per share as computed for the purpose of purchases and redemptions at $1.00. Such procedures include review of the Fund's portfolio holdings by the Company's Board, at such intervals as it deems appropriate, to determine whether the Fund's net asset value per share calculated by using available market quotations or market equivalents deviates from $1.00 per share based on amortized cost. In such review, investments for which market quotations are readily available will be valued at the most recent bid price or yield equivalent for such securities or for securities of comparable maturity, quality and type, as obtained from one or more of the major market makers for the securities to be valued. Other investments and assets will be valued at fair value as determined in good faith by the Company's Board.

The extent of any deviation between the Money Market Portfolio's net asset value based upon available market quotations or market equivalents and $1.00 per share based on amortized cost will be examined by the Company's Board. If such deviation exceeds 1/2%, the Board members promptly will consider what action, if any, will be initiated. In the event the Board determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, it has agreed to take such corrective action as it regards as necessary and appropriate, including: selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends or paying distributions from capital or capital gains; redeeming shares in kind; or establishing a net asset value per share by using available market quotations or market equivalents.

Limited Term High Yield and Quality Bond Portfolios. Substantially all of each of these Funds' investments are valued each business day by an independent pricing service (the "Service") approved by the Company's Board. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). The value of other investments is determined by the Service based on methods which include consideration of: yields or prices of municipal bonds of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. The Service's procedures are reviewed by the Company's officers under the general supervision of the Board. Certain short-term investments are not valued by the Service and may be carried at amortized cost, which approximates value. Other investments that are not valued by the Service are valued at the average of the most recent bid and asked prices in the market in which such investments are primarily traded, or at the last sales price for securities traded primarily on an exchange. In the absence of reported sales of investments traded primarily on an exchange, the average of the most recent bid and asked prices is used. Bid price is used when no asked price is available. Investments traded in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Expenses and fees of a Fund, including the advisory fee and any fees pursuant to the Distribution Plan, are accrued daily and taken into account for the purpose of determining the net asset value of the portfolio's shares. The Limited Term High Yield Portfolio may invest up to 5% of its assets in common stocks, which will be valued as noted below for funds that invest in equity securities. Fair value of investments may be determined by the Fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading in similar securities of the issuer or comparable issuers. Foreign securities held by the Fund may trade on days that the Fund is not open for business, thus affecting the value of the Fund's assets on days when Fund investors have no access to the Fund.

Appreciation, Balanced, Disciplined Stock, Growth and Income, International Equity, International Value, Developing Leaders, Small Company Stock, Special Value, and to a limited extent, Limited Term High Yield, Portfolios. Each of these Funds' investments are valued on the basis of market quotations or official closing prices. Investment securities are valued at the last sale price on the securities exchange or national securities market on which such securities are primarily traded. For this purpose, the official closing price on a securities exchange or national securities market shall be the last sale price. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices, except in the case of open short positions where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Market quotations for foreign securities in foreign currencies are translated into U.S. dollars at the prevailing rates of exchange. Because of the need to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of net asset value may not take place contemporaneously with the determination of prices of many of the Fund's foreign investment securities. Certain short-term investments may be carried at amortized cost, which approximates value. Any securities or other assets for which recent market quotations are not readily available are valued at fair value as determined in good faith by the Company's Board. Expenses and fees of a Fund, including the advisory fees and any fees pursuant to the Distribution Plan, are accrued daily and taken into account for the purpose of determining the net asset value of the Fund's shares.

Restricted securities, as well as securities or other assets for which recent market quotations or official closing prices are not readily available, are not valued by the Service, or are determined by the Fund not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market) but before the Fund calculates its NAV), or fixed income securities that are not valued by the Service, are valued at fair value as determined in good faith based on procedures approved by the Board. Fair value of investments may be determined by the Company's Board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading in similar securities of the issuer or comparable issuers. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The valuation of a security based on a fair value procedures may differ from the security's most recent closing price, and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by a Fund may trade on days that the Fund is not open for business, thus affecting the value of the Fund's assets on days when Fund investors have no access to the Fund. Restricted securities which are, or are convertible into, other securities of the same class of securities for which a public market exists usually will be valued at market value less the same percentage discount at which such restricted securities were purchased. This discount will be revised by the Board, if the Board members believe that it no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually will be valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Company's Board.

New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

DIVIDENDS, DISTRIBUTIONS AND TAXES

Management believes that each Fund has qualified for treatment as a "regulated investment company" under the Code for the fiscal year ended December 31, 2005. Each Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. As a regulated investment company, each Fund will pay no Federal income tax on net investment income and net realized securities gains to the extent that such income and gains are distributed to shareholders in accordance with applicable provisions of the Code. To qualify as a regulated investment company, the Fund must distribute at least 90% of its net income (consisting of net investment income and net short-term capital gain) to its shareholders, and meet certain asset diversification and other requirements. If a Fund does not qualify as a regulated investment company, it will be treated for tax purposes as an ordinary corporation subject to Federal income tax. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

Each Fund intends to comply with the diversification requirements imposed by section 817(h) of the Code and the regulations thereunder. These requirements place certain limitations on the proportion of each Fund's assets that may be represented by any single investment (which includes all securities of the same issuer). For purposes of section 817(h), all securities of the same issuer, all interests in the same real property project, and all interest in the same commodity are treated as a single investment. In addition, each U.S. Government agency or instrumentality is treated as a separate issuer, while the securities of a particular foreign government and its agencies, instrumentalities and political subdivisions all will be considered securities issued by the same issuer.

Generally, a regulated investment company must distribute substantially all of its ordinary income and capital gains in accordance with a calendar year distribution requirement in order to avoid a nondeductible 4% excise tax. However, the excise tax does not apply to a fund whose only shareholders are certain tax exempt trusts or segregated asset accounts of life insurance companies held in connection with variable contracts. In order to avoid this excise tax, each Fund intends to qualify for this exemption or to make its distributions in accordance with the calendar year.

In order to maintain its qualifications as a regulated investment company, a Fund's ability to invest in certain types of financial instruments (for example, securities issued or acquired at a discount) may be restricted and a Fund may be required to maintain or dispose of its investments in certain types of financial instruments beyond the time when it might otherwise be advantageous to do so.

Investment by a Fund in securities issued at a discount or providing for deferred interest or for payment of interest in the form of additional obligations could, under special tax rules, affect the amount, timing and character of distributions to shareholders by causing a Fund to recognize income prior to the receipt of cash payments. For example, the Fund could be required to recognize annually a portion of the discount (or deemed discount) at which such securities were issued and to distribute an amount equal to such income in order to maintain its qualification as a regulated investment company. In such case, the Fund may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy these distribution requirements.

If a Fund fails to qualify as a regulated investment company, the Fund will be subject to Federal, and possibly state, corporate taxes on its taxable income and gains, distributions to its shareholders will be taxed as ordinary dividend income to the extent of such Fund's available earnings and profits, and Policy holders could lose the benefit of tax deferral on distributions made to the separate accounts of Participating Insurance Companies. Similarly, if a Fund failed to comply with the diversification requirements of section 817(h) of the Code and the regulations thereunder, Policy holders could be subject to current tax on distributions made to the separate accounts of Participating Insurance Companies.

Funds investing in foreign securities or currencies may be required to pay withholding, income or other taxes to foreign governments or U.S. possessions. Foreign tax withholding from dividends and interest, if any, is generally at a rate between 10% and 35%. The investment yield of any Fund that invests in foreign securities or currencies is reduced by these foreign taxes. Policy holders investing in such Funds bear the cost of any foreign taxes but will not be able to claim a foreign tax credit or deduction for these foreign taxes. Tax conventions between certain countries and the United States may reduce or eliminate these foreign taxes, however, and foreign countries generally do not impose taxes on capital gains in respect of investments by foreign investors.

Certain Funds may invest in an entity that is classified as a "passive foreign investment company" ("PFIC"). For Federal income tax purposes, the operation of certain provisions of the Code applying to PFICs could result in the imposition of certain Federal income taxes on the Funds. In addition, gain realized from the sale or other disposition of PFIC securities may be treated as ordinary income.

The foregoing is only a general summary of some of the important Federal income tax considerations generally affecting the Funds and their shareholders. No attempt is made to present a complete explanation of the Federal tax treatment of the Funds' activities or to discuss state and local tax matters affecting the Funds. Policy holders are urged to consult their own tax advisers for more detailed information concerning tax implications of investments in the Funds. For more information concerning the Federal income tax consequences, Policyholders should refer to the prospectus for their Policies.

PORTFOLIO TRANSACTIONS

General. (All Funds) The Manager assumes general supervision over the placement of securities purchase and sale orders on behalf of the funds it manages. Funds managed by dual employees of the Manager and an affiliated entity, and funds that employ a sub-investment adviser, execute portfolio transactions through the trading desk of the affiliated entity or sub-investment adviser, as applicable (the "Trading Desk"). Those funds use the research facilities, and are subject to the internal policies and procedures, of applicable affiliated entity or sub-investment adviser.

The Trading Desk generally has the authority to select brokers (for equity securities) or dealers (for fixed income securities) and the commission rates or spreads to be paid. Allocation of brokerage transactions is made in the best judgment of the Trading Desk and in a manner deemed fair and reasonable. In choosing brokers or dealers, the Trading Desk evaluates the ability of the broker or dealer to execute the transaction at the best combination of price and quality of execution.

In general, brokers or dealers involved in the execution of portfolio transactions on behalf of a fund are selected on the basis of their professional capability and the value and quality of their services. The Trading Desk attempts to obtain best execution for the funds by choosing brokers or dealers to execute transactions based on a variety of factors, which may include, but are not limited to, the following: (i) price; (ii) liquidity; (iii) the nature and character of the relevant market for the security to be purchased or sold; (iv) the quality and efficiency of the broker's or dealer's execution; (v) the broker's or dealer's willingness to commit capital; (vi) the reliability of the broker or dealer in trade settlement and clearance; (vii) the level of counter-party risk (*i.e.*, the broker's or dealer's financial condition); (viii) the commission rate or the spread; (ix) the value of research provided; (x) the availability of electronic trade entry and reporting links; and (xi) the size and type of order (*e.g.*, foreign or domestic security, large block, illiquid security). In selecting brokers or dealers no factor is necessarily determinative; however, at various times and for various reasons, certain factors will be more important than others in determining which broker or dealer to use. Seeking to obtain best execution for all trades takes precedence over all other considerations.

Investment decisions for one fund or account are made independently from those for other funds or accounts managed by the portfolio managers. Under the Trading Desk's procedures, portfolio managers and their corresponding Trading Desks may seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one fund or account. In some cases, this policy may adversely affect the price paid or received by a fund or an account, or the size of the position obtained or liquidated. As noted above, certain brokers or dealers may be selected because of their ability to handle special executions such as those involving large block trades or broad distributions, provided that the primary consideration of best execution is met. Generally, when trades are aggregated, each fund or account within the block will receive the same price and commission. However, random allocations of aggregate transactions may be made to minimize custodial transaction costs. In addition, at the close of the trading day, when reasonable and practicable, the completed securities of partially filled orders will generally be allocated to each participating fund and account in the proportion that each order bears to the total of all orders (subject to rounding to "round lot" amounts and other relevant factors).

Portfolio turnover may vary from year to year as well as within a year. In periods in which extraordinary market conditions prevail, the portfolio managers will not be deterred from changing a Fund's investment strategy as rapidly as needed, in which case higher turnover rates can be anticipated which would result in greater brokerage expenses. The overall reasonableness of brokerage commissions paid is evaluated by the Trading Desk based upon its knowledge of available information as to the general level of commissions paid by other institutional investors for comparable services. Higher portfolio turnover rates usually generate additional brokerage commissions and transaction costs, and any short-term gains realized from these transactions are

taxable to shareholders as ordinary income.

To the extent that a fund invests in foreign securities, certain of such fund's transactions in those securities may not benefit from the negotiated commission rates available to funds for transactions in securities of domestic issuers. For funds that permit foreign exchange transactions, such transactions are made with banks or institutions in the interbank market at prices reflecting a mark-up or mark-down and/or commission.

The portfolio managers may deem it appropriate for one fund or account they manage to sell a security while another fund or account they manage is purchasing the same security. Under such circumstances, the portfolio managers may arrange to have the purchase and sale transactions effected directly between the funds and/or accounts ("cross transactions"). Cross transactions will be effected in accordance with procedures adopted pursuant to Rule 17a-7 under the 1940 Act.

Funds and accounts managed by the Manager, an affiliated entity or a sub-investment adviser may own significant positions in portfolio companies which, depending on market conditions, may affect adversely the ability to dispose of some or all of such positions.

The Fund contemplates that, consistent with the policy of seeking best price and execution, brokerage transactions may be conducted through affiliates of the Manager. The Board has adopted procedures in conformity with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid to affiliates of the Manager are reasonable and fair.

For the fiscal years ended December 31, 2003, 2004 and 2005 (except as otherwise indicated), each Fund indicated below paid brokerage commissions and, where determinable, concessions on principal transactions, none of which was paid to the Distributor, in the following amounts:

Name of Fund	Brokerage Commissions Paid			Concessions on Principal Transactions		
	2003	2004	2005	2003	2004	2005
Appreciation	$137,199(1)	$114,930(3)	$120,533	$0	$0	$0
Balanced	118,661	211,795	59,160	13,360	15,064	-0-
Disciplined Stock	179,983	287,554	184,973	0	3,366	2,413
Growth and Income	398,508	414,271	394,781	53,164	48,360	-0-
International Equity	126,445	136,599	159,311	126,445	0	-0-
International Value	145,616	209,659	251,814	0	1,745	-0-
Quality Bond	311,990	317,866	10,070	0	0	-0-
Developing Leaders	2,237,428(2)	2,042,068	1,536,488	1,971,211	1,561,544	154,500
Small Company Stock	162,188	200,947	286,768	33,870	47,815	8,479
Special Value	155,797	118,742(4)	98,355(5)	30,057	103,449	55,044

(1) The Fund paid $1,200 of this amount to an affiliate of the Manager, Harborside Plus, Inc. ("Harborside"), an indirect minority-owned subsidiary of Mellon, which represented

approximately 1% of the aggregate brokerage commissions paid by the Fund for transactions involving approximately 2% of the aggregate dollar value of transactions for which the Fund paid brokerage commissions.

(2)   The Fund paid $3,078 of this amount to an affiliate of the Manager, Harborside, an indirect minority-owned subsidiary of Mellon, which represented less than 1% of the aggregate brokerage commissions paid by the Fund for transactions involving less than 1% of the aggregate dollar value of transactions for which the Fund paid brokerage commissions.

(3)   The Fund paid $240 of this amount to an affiliate of the Manager, Harborside, an indirect minority-owned subsidiary of Mellon, which represented less than 1% of the aggregate brokerage commissions paid by the Fund for transactions involving approximately 1% of the aggregate dollar value transactions for which the Fund paid brokerage commissions.

(4)   The Fund paid $185 of this amount to Wachovia Capital Markets, a broker affiliated with Jennison, the sub-investment adviser to the Fund, which represented less than 1% of the aggregate brokerage commissions paid by the Fund for transactions involving less than 1% of the aggregate dollar value transactions for which the Fund paid brokerage commissions.

(5)   The Fund paid $484 of this amount to Wachovia Capital Markets, a broker affiliated with Jennison, the sub-investment adviser to the Fund, which represented less than 1% of the aggregate brokerage commissions paid by the Fund for transactions involving less than 1% of the aggregate dollar value transactions for which the Fund paid brokerage commissions.

With respect to the following Funds, the reasons for the difference between the aggregate dollar amount of brokerage commissions paid in the most recent fiscal year and the aggregate amount of brokerage commissions paid in either or both of the prior fiscal years is as follows:

Balanced Portfolio: the difference between such amounts paid in 2005 and such amounts paid in each of 2004 and 2003 primarily was due to decreased trading activity.

Developing Leaders Portfolio: the difference between such amounts paid in 2005 and such amounts paid in each of 2004 and 2003 primarily was due to decreased trading activity.

Disciplined Stock Portfolio: the difference between such amounts paid in 2005 and such amounts paid in each 2004 was due to decreased trading activity.

International Value Portfolio: the difference between such amounts paid in 2005 and such amounts paid in each of 2004 and 2003 primarily is due to increased trading activity.

Quality Bond Portfolio: the difference between such amounts paid in 2005 and such amounts paid in each of 2004 and 2003 primarily was due to decreased trading activity.

Small Company Stock Portfolio: the difference between such amounts paid in 2005 and such amounts paid in each of 2004 and 2003 primarily was due to increased trading activity.

Special Value Portfolio: the difference between such amounts paid in 2005 and such amounts paid in each of 2004 and 2003 primarily is due to decreased trading activity.

Money Market and Limited Term High Yield Portfolios. Purchases and sales of portfolio securities usually are principal transactions. These Funds ordinarily purchase securities directly from the issuer or from an underwriter or market maker. Usually no brokerage commissions are paid by the Fund for such purchases and sales. The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of securities from market makers may include the spread between the bid and asked price. No brokerage commissions were paid by these Funds for the fiscal years ended December 31, 2003, 2004 and 2005. There were no concessions on principal transactions for the fiscal years ended December 31, 2003, 2004 and 2005.

IPO Allocations. (All Funds except Money Market and Quality Bond Portfolios) Certain funds advised by the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) may participate in IPOs. In deciding whether to purchase an IPO, the Manager (and where applicable, a sub-adviser or Dreyfus affiliate) generally considers the capitalization characteristics of the security, as well as other characteristics of the security, and identifies funds and accounts with investment objectives and strategies consistent with such a purchase. Generally, as more IPOs involve small- and mid-cap companies, the funds and accounts with a small- and mid-cap focus may participate in more IPOs than funds and accounts with a large-cap focus. The Manager (and where applicable, a sub-adviser or Dreyfus affiliate), when consistent with the fund's and/or account's investment guidelines, generally will allocate shares of an IPO on a pro rata basis. In the case of "hot" IPOs, where the Manager (and if applicable, a sub-adviser or Dreyfus affiliate) only receives a partial allocation of the total amount requested, those shares will be distributed fairly and equitably among participating funds or accounts managed by the Manager (or where applicable, a sub-adviser or Dreyfus affiliate). "Hot" IPOs raise special allocation concerns because opportunities to invest in such issues are limited as they are often oversubscribed. The distribution of the partial allocation among funds and/or accounts will be based on relevant net asset values. Shares will be allocated on a pro rata basis to all appropriate funds and accounts, subject to a minimum allocation based on trading, custody, and other associated costs. International hot IPOs may not be allocated on a pro rata basis due transaction costs, market liquidity and other factors unique to international markets.

Soft Dollars. The term "soft dollars" is commonly understood to refer to arrangements where an investment adviser uses client (or fund) brokerage commissions to pay for research and other services to be used by the investment adviser. Section 28(e) of the Securities Exchange Act of 1934 provides a "safe harbor" that permits investment advisers to enter into soft dollar arrangements if the investment adviser determines in good faith that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided. Eligible products and services under Section 28(e) include those that provide lawful and appropriate assistance to the investment adviser in the performance of its investment decision-making responsibilities.

Subject to the policy of seeking best execution, Dreyfus-managed funds may execute transactions with brokerage firms that provide research services and products, as defined in Section 28(e). Any and all research products and services received in connection with brokerage commissions will be used to assist the applicable affiliated entity or sub-investment adviser in its investment decision-making responsibilities, as contemplated under Section 28(e). Under certain conditions, higher brokerage commissions may be paid in connection with certain transactions in return for research products and services.

The products and services provided under these arrangements permit the Trading Desk to supplement its own research and analysis activities, and provide it with information from individuals and research staffs of many securities firms. Such services and products may include, but are not limited to the following: fundamental research reports (which may discuss, among other things, the value of securities, or the advisability of investing in, purchasing or selling securities, or the availability of securities or the purchasers or sellers of securities, or issuers, industries, economic factors and trends, portfolio strategy and performance); current market data and news; technical and portfolio analyses; economic forecasting and interest rate projections; and historical information on securities and companies. The Trading Desk also may defray the costs of certain services and communication systems that facilitate trade execution (such as on-line quotation systems, direct data feeds from stock exchanges and on-line trading systems with brokerage commissions generated by client transactions) or functions related thereto (such as clearance and settlement). Some of the research products or services received by the Trading Desk may have both a research function and a non-research administrative function (a "mixed use"). If the Trading Desk determines that any research product or service has a mixed use, the Trading Desk will allocate in good faith the cost of such service or product accordingly. The portion of the product or service that the Trading Desk determines will assist it in the investment decision-making process may be paid for in soft dollars. The non-research portion is paid for by the Trading Desk in hard dollars.

The Trading Desk generally considers the amount and nature of research, execution and other services provided by brokerage firms, as well as the extent to which such services are relied on, and attempts to allocate a portion of the brokerage business of its clients on the basis of that consideration. Neither the services nor the amount of brokerage given to a particular brokerage firm are made pursuant to any agreement or commitment with any of the selected firms that would bind the Trading Desk to compensate the selected brokerage firm for research provided. The Trading Desk endeavors, but is not legally obligated, to direct sufficient commissions to broker/dealers that have provided it with research and other services to ensure continued receipt of research the Trading Desk believes is useful. Actual commissions received by a brokerage firm may be more or less than the suggested allocations.

There may be no correlation between the amount of brokerage commissions generated by a particular fund or client and the indirect benefits received by that fund or client. The affiliated entity or sub-investment adviser may receive a benefit from the research services and products that is not passed on to a fund in the form of a direct monetary benefit. Further, research services and products may be useful to the affiliated entity or sub-investment adviser in providing investment advice to any of the funds or clients it advises. Likewise, information made available to the affiliated entity or sub-investment adviser from brokerage firms effecting securities transactions for a fund may be utilized on behalf of another fund or client. Information so received is in addition to, and not in lieu of, services required to be performed by the affiliated entity or sub-investment adviser and fees are not reduced as a consequence of the receipt of such supplemental information. Although the receipt of such research services does not reduce the normal independent research activities of the affiliated entity or sub-investment adviser, it enables them to avoid the additional expenses that might otherwise be incurred if it were to attempt to develop comparable information through its own staff.

For each Fund, the aggregate amount of transactions during the last fiscal year in securities effected on an agency basis through a broker for, among other things, research services, and the commissions and concessions related to such transactions were as follows:

Name of Fund	Transaction Amount	Commissions and Concessions
Appreciation	$4,684,827	$3,651
Balanced	$2,023,507	$2,149
Developing Leaders	$156,511,549	$162,861
Disciplined Stock	$17,699,046	$23,311
Growth and Income	$45,074,008	$60,455
Small Company Stock	$20,513,683	$60,308
Special Value	$2,514,070	$5,603

Regular Broker-Dealers. A Fund may acquire securities issued by one or more of its "regular brokers or dealers," as defined in Rule 10b-1 under the 1940 Act. Rule 10b-1 provides that a "regular broker or dealer" is one of the ten brokers or dealers that, during the Fund's most recent fiscal year, (i) received the greatest dollar amount of brokerage commissions from participating, either directly or indirectly, in the Fund's securities transactions, (ii) engaged as principal in the largest dollar amount of the Fund's securities transactions or (iii) sold the largest dollar amount of the Fund's securities. The following is a list of each Fund that acquired securities of its regular brokers or dealers for the fiscal year ended December 31, 2005, the issuer of the securities and the aggregate value per issuer, as of December 31, 2005, of such securities:

Fund	Name of Regular Broker Dealer	Aggregate Value Per Issuer
Appreciation	Merrill Lynch, Pierce Fenner & Smith Inc.	$9,855,000
	Citigroup Global Markets, Inc.	$29,192,000
	J.P. Morgan Chase & Co.	$17,904,000
Balanced	Citigroup Global Markets, Inc.	$1,999,000
	J.P. Morgan Chase & Co.	$1,349,000
	Citigroup Global Markets, Inc.	$229,000
Disciplined Stock	Citigroup Global Markets, Inc.	$2,360,000
	Prudential Securities Incorporated	$1,235,000
	Lehman Brothers, Inc.	$586,000
	Merrill Lynch, Pierce, Fenner & Smith Inc.	$1,460,000
	J. P. Morgan Chase & Co.	$2,420,000
Growth and Income	J. P. Morgan Chase & Co.	$6,553,000

Fund	Name of Regular Broker Dealer	Aggregate Value Per Issuer
	Merrill Lynch, Pierce, Fenner & Smith Inc.	$5,236,000
International Equity	UBS Warburg LLC	$928,000
	Barclays Global Investors Services	$358,000
	Prudential Securities Incorporated	$362,000
International Value	UBS Warburg LLC	$1,684,000
	Deutsche Bank Securities Inc.	$1,541,000
	Barclays Global Investors Services	$1,622,000
Money Market	Barclays Global Investor Services	$4,974,000
	UBS Warburg LLC	$4,999,000
	Lehman Brothers, Inc.	$4,000,000
Quality Bond	Citigroup Global Markets, Inc.	$2,493,000
	J.P. Morgan Chase & Co.	$3,269,000
	Bear, Stearns & Co. Inc.	$1,338,000
	Merrill Lynch, Pierce, Fenner & Smith Inc.	$701,000
	Credit Suisse First Boston Corporation	$486,000
	Goldman, Sachs, & Co.	$514,000
	Lehman Brothers Inc.	$100,000
Small Company Stock	RBC Greenwich Capital	$580,000
Special Value	J. P. Morgan Chase & Co.	$371,000

Disclosure of Portfolio Holdings. It is the policy of the Company to protect the confidentiality of each Fund's portfolio holdings and prevent the selective disclosure of non-public information about such holdings. Each Fund will publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the Securities and Exchange Commission. Each Fund will publicly disclose its complete schedule of portfolio holdings, as reported on a month-end basis, at www.dreyfus.com. The information will be posted with a one-month lag and will remain accessible until the Company files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each Fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of the such quarter.

If a Fund's portfolio holdings are released pursuant to an ongoing arrangement with any party, the Company must have a legitimate business purpose for doing so, and neither the Company, nor Dreyfus or its affiliates, may receive any compensation in connection with an arrangement to make available information about any Fund's portfolio holdings. The Funds may distribute portfolio holdings to mutual fund evaluation services such as Standard & Poor's, Morningstar or Lipper Analytical Services; due diligence departments of broker-dealers and wirehouses that regularly analyze the portfolio holdings of mutual funds before their public disclosure; and broker-dealers that may be used by the Funds, for the purpose of efficient trading and receipt of relevant research, provide that: (a) the recipient does not distribute the portfolio holdings to persons who are likely to use the information for purposes of purchasing or selling

Fund shares or portfolio holdings of a Fund before the portfolio holdings become public information; and (b) the recipient signs a written confidentiality agreement.

Each Fund may also disclose any and all portfolio information to its services providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. These service providers include the Fund's custodian, auditors, investment adviser, administrator, and each of their respective affiliates and advisers.

Disclosure of a portfolio holdings of a Fund may be authorized only by the Company's Chief Compliance Officer, and any exceptions to this policy are reported quarterly to the Company's Board.

SUMMARY OF THE PROXY VOTING POLICY, PROCEDURES AND GUIDELINES OF THE DREYFUS FAMILY OF FUNDS

The Board of each fund in the Dreyfus Family of Funds has delegated to the Manager the authority to vote proxies of companies held in the Company's portfolio. The Manager, through its participation on the Mellon Proxy Policy Committee (the "MPPC"), applies Mellon's Proxy Voting Policy, related procedures, and voting guidelines when voting proxies on behalf of the funds.

The Manager recognizes that an investment adviser is a fiduciary that owes its clients, including funds it manages, a duty of utmost good faith and full and fair disclosure of all material facts. An investment adviser's duty of loyalty requires an adviser to vote proxies in a manner consistent with the best interest of its clients and precludes the adviser from subrogating the clients' interests to its own. In addition, an investment adviser voting proxies on behalf of a fund must do so in a manner consistent with the best interests of the fund and its shareholders.

The Manager seeks to avoid material conflicts of interest by participating in the MPPC, which applies detailed, pre-determined written proxy voting guidelines (the "Voting Guidelines") in an objective and consistent manner across client accounts, based on internal and external research and recommendations provided by a third party vendor, and without consideration of any client relationship factors. Further, the MPPC engages a third party as an independent fiduciary to vote all proxies of funds managed by Mellon or its affiliates (including the Dreyfus Family of Funds), and may engage an independent fiduciary to vote proxies of other issuers at its discretion.

All proxies received by the funds are reviewed, categorized, analyzed and voted in accordance with the Voting Guidelines. The guidelines are reviewed periodically and updated as necessary to reflect new issues and any changes in Mellon's or the Manager's policies on specific issues. Items that can be categorized under the Voting Guidelines are voted in accordance with any applicable guidelines or referred to the MPPC, if the applicable guidelines so require. Proposals that cannot be categorized under the Voting Guidelines are referred to the

MPPC for discussion and vote. Additionally, the MPPC reviews proposals where it has identified a particular company, industry or issue for special scrutiny. With regard to voting proxies of foreign companies, the MPPC weighs the cost of voting and potential inability to sell the securities (which may occur during the voting process) against the benefit of voting the proxies to determine whether or not to vote. With respect to securities lending transactions, the MPPC seeks to balance the economic benefits of continuing to participate in an open securities lending transaction against the inability to vote proxies.

When evaluating proposals, the MPPC recognizes that the management of a publicly-held company may need protection from the market's frequent focus on short-term considerations, so as to be able to concentrate on such long-term goals as productivity and development of competitive products and services. In addition, the MPPC generally supports proposals designed to provide management with short-term insulation from outside influences so as to enable them to bargain effectively with potential suitors to the extent such proposals are discrete and not bundled with other proposals. The MPPC believes that a shareholder's role in the governance of a publicly-held company is generally limited to monitoring the performance of the company and its management and voting on matters which properly come to a shareholder vote. However, the MPPC generally opposes proposals designed to insulate an issuer's management unnecessarily from the wishes of a majority of shareholders. Accordingly, the MPPC generally votes in accordance with management on issues that the MPPC believes neither unduly limit the rights and privileges of shareholders nor adversely affect the value of the investment.

On questions of social responsibility where economic performance does not appear to be an issue, the MPPC attempts to ensure that management reasonably responds to the social issues. Responsiveness will be measured by management's efforts to address the particular social issue including, where appropriate, assessment of the implications of the proposal to the ongoing operations of the company. The MPPC will pay particular attention to repeat issues where management has failed in its commitment in the intervening period to take actions on issues.

In evaluating proposals regarding incentive plans and restricted stock plans, the MPPC typically employs a shareholder value transfer model. This model seeks to assess the amount of shareholder equity flowing out of the company to executives as options are exercised. After determining the cost of the plan, the MPPC evaluates whether the cost is reasonable based on a number of factors, including industry classification and historical performance information. The MPPC generally votes against proposals that permit or are silent on the repricing or replacement of stock options without shareholder approval.

Information regarding how the Manager voted proxies for the Funds is available on the Dreyfus Family of Funds' website at http://www.dreyfus.com and on the Securities and Exchange Commission's website at http://www.sec.gov on the Fund's Form N-PX filed with the Securities and Exchange Commission.

INFORMATION ABOUT THE COMPANY AND FUNDS

Each Fund's shares (except Money Market Portfolio) are classified into two classes. Each Fund share has one vote and shareholders will vote in the aggregate and not by class, except as otherwise required by law or with respect to any matter which affects only one class. Each Fund share, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Shares have no preemptive, subscription or conversion rights and are freely transferable.

Under Massachusetts law, shareholders, under certain circumstances, could be held personally liable for the obligations of the Company. However, the Company's Trust Agreement ("Trust Agreement") disclaims shareholder liability for acts or obligations of the Company and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Company or a Trustee. The Trust Agreement provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility which management believes is remote. Upon payment of any liability incurred by the Fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Fund. The Company intends to conduct its operations in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund.

Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for a Fund to hold annual meetings of shareholders. As a result, shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Fund to hold a special meeting of shareholders for purposes of removing a Board member from office. Shareholders may remove a Board member by the affirmative vote of two-thirds of the Fund's outstanding voting shares. In addition, the Board will call a meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

The Company is a "series fund," which is a mutual fund divided into separate funds, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one Fund is not deemed to be a shareholder of any other fund. For certain matters shareholders vote together as a group; as to others they vote separately by fund.

Each Fund is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculating on short-term market movements. A pattern of frequent purchases and exchanges can be disruptive to efficient Fund management and, consequently, can be detrimental to the Fund's performance and its shareholders. If Fund management determines that an investor is following an abusive investment strategy, it may reject any purchase request, or terminate the investor's exchange privilege, with or without prior notice. Such investors also may be barred from purchasing other funds in the Dreyfus Family of Funds. Accounts under common ownership or control may be considered as one account for purposes of determining a pattern of excessive or abusive trading. In addition, each Fund may refuse or restrict purchase or exchange requests for Fund shares by any Participating Insurance Company if, in the judgment of the Fund's management, the Fund would be unable to invest the money effectively in accordance with its investment objective and policies or could otherwise be adversely affected or if the Fund receives or anticipates receiving simultaneous orders that may significantly affect the Fund. If an exchange request is refused, the Fund will take no other action with respect to the Fund shares until it receives further instructions from the investor. While the Fund will take reasonable steps to prevent excessive short term trading deemed to be harmful to the Fund, it may not be able to identify excessive trading conducted through certain accounts.

To date, the Board has authorized the creation of twelve Funds. All consideration received by the Company for shares of one of the Funds, and all assets in which such consideration is invested, will belong to that Fund (subject only to the rights of creditors of the Fund) and will be subject to the liabilities related thereto. The income attributable to, and the expenses of, one Fund would be treated separately from those of the other Funds of the Company. The Company has the ability to create, from time to time, new Funds without shareholder approval.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of any investment company, such as the Company, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter are identical or that the matter does not affect any interest of such series. However, the rule exempts the selection of independent accountants and the election of Board members from the separate voting requirements of the rule.

Effective January 2, 2003, the Developing Leaders Portfolio changed its name from Small Cap Portfolio, and effective March 11, 2003 the Limited Term High Yield Portfolio changed its name from Limited Term High Income Portfolio.

The Company sends annual and semi-annual financial statements to all its shareholders.

COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stroock & Stroock & Lavan, LLP, as counsel for the Company, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to the Funds' Prospectuses.

Ernst & Young LLP, an independent registered public accounting firm, have been selected to serve as independent auditors of the Company.

APPENDIX A

Rating Categories

Description of certain ratings assigned by S&P, Moody's, and Fitch:

S&P

<u>Long-term</u>

AAA
An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA
An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B
An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC

An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C

A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D

An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

r

The symbol 'r' is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk—such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

N.R.

The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.

Short-term

A-1
A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are given a plus sign (+) designation. This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2
A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3
A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B
A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet is financial commitment on the obligation.

C
A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D
A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Moody's

Long-term

Aaa
Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa

Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

A

Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa

Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B

Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa

Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca

Bonds rated 'Ca' represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C

Bonds rated 'C' are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa'. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Fitch

<u>Long-term investment grade</u>

AAA
Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA
Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A
High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB
Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

<u>Long-term speculative grade</u>

BB
Speculative. 'BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B
Highly speculative. 'B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC, CC, C
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. 'CC' ratings indicate that default of some kind appears probable. 'C' ratings signal imminent default.

DDD, DD, D
Default. The ratings of obligations in this category are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. 'DDD' obligations have the highest potential for recovery, around 90% - 100% of outstanding amounts and accrued interest. 'DD' ratings indicate potential recoveries in the range of 50% - 90% and 'D' the lowest recovery potential, i.e., below 50%.

Entities rated in this category have defaulted on some or all of their obligations. Entities rated 'DDD' have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated 'DD' and 'D' are generally undergoing a formal reorganization or liquidation process; those rated 'DD' are likely to satisfy a higher portion of their outstanding obligations, while entities rated 'D' have a poor prospect of repaying all obligations.

Short-term

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1
Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2
Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3
Fair credit quality. The capacity for timely payment of financial commitment is adequate; however, near-term adverse changes could result in a reduction non-investment grade.

B
Speculative. Minimal capacity for timely payment of financial commitments plus vulnerability to near-term adverse changes in financial and economic conditions.

C
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D
Default. Denotes actual or imminent payment default.

'**NR**' indicates that Fitch does not rate the issuer or issue in question.

Notes to long-term and short-term ratings: A plus (+) or minus (-) sign designation may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' long-term rating category, to categories below 'CCC', or to short-term ratings other than 'F1.'

APPENDIX B

Set forth below, as to the Money Market Portfolio and to each share Class for each other Fund, as applicable, are those shareholders known by the Fund to own of record 5% or more of a Class of shares of the Fund outstanding as of March 31, 2006:

Appreciation Portfolio
Initial Shares: Nationwide Corporation, Office of Finance, P.O. Box 182029, Columbus, OH 43218-owned of record-38.9596%;

Transamerica Occidental Line Insurance, 1150 South Olive Street, Los Angeles, CA 90015-2209-owned of record-18.3588%;

Travelers Fund U, P.O. Box 990027, Hartford, CT 06199-0027-owned of record-12.3919%;

AUSA Life Insurance Company, Cedar Rapids, IA 52499-0001-owned of record-6.8074%;

Travelers Life & Annuity Co., Attn: Shareholder Accounting, P.O. Box 990027, Hartford CT 06199-0027-owned of record-5.3455%;

Service Shares: Transamerica Occidental Life Insurance Co., Separate Account VA-2L, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-37.6562%;

Nationwide Corporation, Portfolio Account., Office of Finance, P.O. Box 182029, Columbus, OH 43218-owned of record-26.4344%;

MLPF & S for the Sole Benefit of Its Customers, Attn: Fund Administration, 4800 Deer Lake Drive, East, Floor 3, Jacksonville, FL 32246-6484-owned of record-20.817%;

Ohio National Life Insurance Company, P.O. Box 237, 1 Financial Way, Cincinnati, OH 45242—5851-owned of record-7.6489%;

Balanced Portfolio
Initial Shares: Transamerica Occidental Life Insurance Co., Accounting Department, 4333 Edgewood, Road, NE, Cedar Rapids, IA 52499-0001-owned of record-77.6525%;

First Transamerica Life Insurance Co., Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-22.3475%;

Service Shares: Transamerica Occidental Life Insurance Co., Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-93.7736%;

First Transamerica Financial Life Insurance Company, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-6.2264%;

Developing Leaders Portfolio
Initial Shares: Travelers Insurance Company, One Tower Square, Hartford, CT 06183-0002-owned of record-41.5286%;

Transamerica Occidental Life Insurance Company, 1150 South Olive Street, Los Angeles, CA 90015-2209-owned of record-11.1382%;

Nationwide Corporation, Portfolio Accounting, Office of Finance, P.O. Box 182029, Columbus, OH 43218-owned of record-10.5109%;

Lincoln National Life Insurance, Mutual Fund Accounting, 1300 S. Clinton Street, Fort Wayne, IN 46802-3506-owned of record-9.3014%;

Service Shares: Transamerica Occidental Life Insurance Company, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-38.6053%;

Nationwide Insurance Company, c/o IPO Portfolio Accounting, P.O. Box 182029, Columbus, OH 43218-2029-owned of record-22.632%;

Farmers New World Life Insurance Company, 3003 77th Avenue, Southeast, Mercer Island, WA 98040-2890-owned of record-22.1179%;

Princor Financial Services, 711 High Street, Des Moines, IA 50392-0001-owned of record-12.2042%;

Disciplined Stock Portfolio
Initial Shares: Transamerica Occidental Life Insurance Co., Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-51.5355%;

First Transamerica Life Insurance Company, Attn: FMG Operational Accouting, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-28.4022%;

Transamerica Life Insurance Company, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-6.3431%;

Equitrust Life Insurance Company, Attn: Mutual Fund Accounting, 5400 University Avenue, West, Des Moines, IA 50266-5950-owned of record-5.3949%;

Service Shares: Transamerica Occidental Life Insurance Co., Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-86.6095%;

Transamerica Financial Life Insurance Company, Attn: FMG Operational Accounting, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-13.3905%;

Growth and Income Portfolio

Initial Shares: Transamerica Occidental Life Insurance Co., Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-40.1901%;

Nationwide Corporation, Portfolio Accounting, Office of Finance, P.O. Box 182029, Columbus, OH 43218-owned of record-20.7355%;

AUSA Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-12.4255%;

Annuity Investors Life Insurance Company, P.O. Box 5423, Cincinnati, OH 45201-5423-owned of record-5.5832%;

American Fidelity Secs., Inc., Shirley Williams, 2000 North Classen Boulevard, Oklahoma City, OK 73106-6032-owned of record-5.0078%;

Service Shares: Transamerica Occidental Life Insurance Co., Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-93.5066%;

Transamerica Financial Life Insurance Co., Attn: FMG Operational Accounting, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-6.4934%;

International Equity Portfolio

Initial Shares:	Transamerica Occidental Life Insurance Co., Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-59.5033%;
	First Transamerica Life Insurance Co., Attn: FMG Operational Accounting, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-14.0626%;
	Great West Life & Annuity Insurance Company, 8515 E. Orchid Road, Mailstop 2T2, Englewood, CO 80111-owned of record-10.5029%;
	Farm Bureau Life Insurance Company, 5400 University Avenue, West, Des Moines, IA-owned of record-7.0074%;
Service Shares:	Transamerica Occidental Life Insurance Co., Separate Accounts, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-86.6857%;
	Transamerica Financial Life Insurance Co., Attn: FMG Operational Accounting, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-7.1893%;
	Transamerica Life Insurance Co., 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-6.125%;

International Value Portfolio

Initial Shares:	Nationwide Corporation, Portfolio Accounting, Office of Finance, P.O. Box 182029, Columbus, OH 43218-owned of record-43.7821%;
	Transamerica Occidental Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-16.7419%;
	Jefferson National Life Insurance Company, Attn: Separate Accounts, 9920 Corporate Campus Drive, Suite 100, Louisville, KY 40223-4051-owned of record-14.2481%;
	MONY Life of America, Separate Account, Mutual of New York, 1740 Broadway, New York, NY 10019-owned of record-10.3723%;
	Nationwide Corporation, Portfolio Accounting, Office of Finance, P.O. Box 182029, Columbus, OH 43218-owned of record-6.6006%;
Service Shares:	Security Benefit Life Insurance Company, One Security Benefit Place, Topeka, KS 66636-0001-owned of record-51.8152%;

Security Benefit Life Insurance Company, One Security Benefit Place, Topeka, KS 66636-0001-owned of record-33.4745%;

Transamerica Occidental Life Insurance Co., Separate Account, Attn: Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-12.6652%;

Limited Term High Yield Portfolio

Initial Shares: Transamerica Occidental Life Insurance Company, Separate Account, Attn: Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-79.837%;

First Transamerica Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-20.163%;

Service Shares: Transamerica Occidental Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-78.1834%;

Transamerica Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-14.4871%;

Transamerica Financial Life Insurance Company, Attn: FMG Operational Accounting, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-7.3295%;

Money Market Portfolio

Transamerica Occidental Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-38.7515%;

AGL Life Assurance Company, 610 West Germantown Pike Suite 460, Plymouth Meeting, PA 19462-1058-owned of record-25.363%;

First Transamerica Life Insurance Company, Separate Account, Accounting Department, Attn: FMG Operational Accounting, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-10.3438%;

Annuity Investors Life Insurance, P. O. Box 5423, Cincinnati, OH 45201-5423-owned of record-7.6428%;

Quality Bond Portfolio

Initial Shares: Transamerica Occidental Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-30.806%;

American General Life Insurance Company, 2727A Allen Parkway, Houston, TX 77019-2116-owned of record-25.7361%;

Safeco Life Insurance Company, 4854 154TH Place, NE, Redmond, WA 98052-9664-owned of record-13.9202%;

AUSA Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-10.073%;

Nationwide Corporation, Office of Finance, P.O. Box 182029, Columbus, OH 43218-2029-owned of record-6.1705%;

Service Shares: Transamerica Occidental Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-75.9587%;

Transamerica Financial Life Insurance Company, Attn: FMG Operational Accounting, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-13.6658%;

Farmers New World Life Insurance Company, 3003 77th Avenue, Southeast, 5th Floor, Mercer Island, WA 98040-owned of record-9.0247%;

Small Company Stock Portfolio

Initial Shares: Transamerica Occidental Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-42.5113%;

Transamerica Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-16.2436%;

First Transamerica Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-11.7444%;

American Fidelity Securities, Inc., 2000 N. Classen Boulevard, Oklahoma City, OK 73106-6023-owned of record-11.6098%;

AI Life Assurance Company of New York, 2727 A-Allen Parkway, Houston, TX 77019-0667-owned of record-7.4792%;

Money Life Insurance Company of America, Variable Account, 1740 Broadway, New York, NY 10019-4315-owned of record-7.4048%;

Service Shares: Transamerica Occidental Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-80.4597%;

Kemper Investors Life Insurance Company, One Kemper Drive, Long Grove, IL 60049-0001-onwed of record-13.0707%;

Special Value Portfolio
Initial Shares: Transamerica Occidental Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-66.682%;

First Transamerica Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-33.2556%;

Service Shares: Transamerica Occidental Life Insurance Company, Separate Account, Accounting Department, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499-0001-owned of record-93.0458%;

Transamerica Financial Life Insurance Company, Attn: FMG Operational Accounting, 4333 Edgewood Road, NE, Cedar Rapids, IA-52499-0001-owned of record-6.9542%.